QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.5

2014

ANNUAL INFORMATION FORM

For the year ended December 31, 2014 March 4, 2015

INTRODUCTION

This document is the Annual Information Form of Talisman Energy Inc. for the year ended December 31, 2014. All information in this Annual Information Form relating to assets owned or held by Talisman is as of December 31, 2014, unless otherwise indicated.

Unless the context indicates otherwise, references in this Annual Information Form to "Talisman" or the "Company" include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc., partnership interests held by Talisman Energy Inc. and its subsidiaries and Talisman's equity interests in Equion Energía Limited ("Equion") and Talisman Sinopec Energy UK Limited ("TSEUK") as noted below. Such use of "Talisman" or the "Company" to refer to these other legal entities, partnership interests and equity interests does not constitute a waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

Talisman has a 49% equity interest in Equion and a 51% equity interest in TSEUK. Effective January 1, 2013, Talisman adopted International Financial Reporting Standards ("IFRS") 11 Joint Arrangements which requires Talisman to account for its investments in Equion and TSEUK using the equity method of accounting. All reserves, production and other operating data reported herein as at and for the year ended December 31, 2014 which includes information relating to Equion and TSEUK, reflects Talisman's 49% equity interest in Equion and Talisman's 51% equity interest in TSEUK.

All dollar amounts in this Annual Information Form are presented in US dollars, except where otherwise indicated.

Information related to applicable exchange rates and abbreviations is located near the end of this Annual Information Form; information related to the presentation of reserves data and other oil and gas information is located in the Advisories and in Schedule "A". Please refer to the table of contents.

Readers are directed to the "Forward-Looking Information" section contained in the Advisories in this Annual Information Form.

CORPORATE STRUCTURE

Talisman Energy Inc. is a Canadian-based upstream oil and gas company. It is incorporated under the Canada Business Corporations Act and its registered and head office is located at Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, T2P 5C5.

The following table lists the material operating subsidiaries owned directly or indirectly by Talisman, their jurisdictions of incorporation and the percentage of voting securities beneficially owned, controlled or directed by Talisman as at December 31, 2014.

Name of Subsidiary	Jurisdiction of Incorporation/Formation	Percentage of Voting Securities Owned(1)

Talisman Energy Canada(2)	Alberta	100%

Talisman Energy USA Inc.	Delaware	100%

Talisman Alberta Shale Partnership	Alberta	100%

Talisman Energy Norge AS	Norway	100%

Talisman (Corridor) Ltd.	Barbados	100%

Talisman (Vietnam15-2/01) Ltd.	Alberta	100%

Talisman Malaysia Limited	Barbados	100%

Talisman Malaysia (PM3) Limited	Barbados	100%

Talisman (Algeria) B.V.	The Netherlands	100%

1)
None of the subsidiaries listed in the above table have any non-voting securities outstanding.

2)
Talisman Energy Canada is an Alberta general partnership which currently carries on substantially all of Talisman's conventional Canadian oil and gas operations.

The above table does not include all of the subsidiaries of Talisman. The assets, sales and operating revenues of unnamed operating subsidiaries individually did not exceed 10% and, in the aggregate, did not exceed 20% of the total consolidated assets or total consolidated sales and operating revenues, respectively, of Talisman, as at and for the year ended December 31, 2014.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       1

GENERAL DEVELOPMENT OF THE BUSINESS

General

Talisman's main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids.

For the purposes of financial reporting, Talisman's 2014 activities were conducted in four geographic segments: North America, Southeast Asia, North Sea, and Other. The North America segment includes operations in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam and Papua New Guinea, and non-operated production in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. As at year-end 2014, the Company also had non-operated production in Algeria, non-operated production and exploration activities in Colombia and exploration activities in the Kurdistan Region of Iraq. For ease of reference, activities in Algeria, Colombia, the Kurdistan Region of Iraq and Peru (which the Company is in the process of exiting), are referred to collectively as the "Other" geographic segment or "Rest of World", except where otherwise noted.

For operational purposes, Talisman has two core operating areas: the Americas and Asia-Pacific. This "General Development of the Business" section aligns with Talisman's two core operating areas. The remainder of this Annual Information Form aligns with Talisman's geographic segments for the purposes of financial reporting.

Three-Year History

Talisman Energy Inc. is an independent, upstream oil and gas company based in Canada. Formerly a subsidiary of BP plc, Talisman began independent operations in 1992 and built its portfolio of assets through a combination of exploration, development and acquisitions.

In September 2012, following a strategic review of the business, Talisman's Board of Directors ("Board") appointed Mr. Hal Kvisle as President and Chief Executive Officer of the Company. In October 2012, the Company publicly announced that it was focusing on total shareholder returns and near-term profitability; in particular, generating reliable cash flow per share growth. To achieve these goals, the Company set four new strategic priorities, as follows:

•
Live within its means, by setting capital spending budgets that can largely be funded by operating cash flows;

•
Focus its capital program, by investing in projects (focused on its two core regions) that come onstream more quickly and deliver sustainable cash flow over the longer term;

•
Improve operational performance and reduce cost structure, by doing things safer, better, faster and at lower cost; and

•
Unlock net asset value of the portfolio, by continuing to high-grade its portfolio within its two core regions and considering divestments and joint ventures where underlying asset values are not reflected in its share price.

Talisman made significant progress against its four strategic priorities. Talisman focused on its two core areas: the Americas (comprising North America and Colombia) and Asia Pacific (comprising Southeast Asia and Algeria) and increased liquids and international natural gas production. Furthermore, Talisman met the target it set in March 2013 to realize $2 to 3 billion of proceeds over a 12- to 18-month period through the sale of non-core assets that were generating little or no short-term cash flow. Talisman also rationalized its portfolio over time; it decided to exit from Peru in 2012, exited Poland in 2013 and received government approval to withdraw from Sierra Leone in 2013.

Throughout 2013, the Company's senior management team, under the direction of Mr. Kvisle, conducted an in-depth review of the Company's strategy and business and reported regularly to the Board on the challenges and the progress of the review. In February 2014, the Company announced the planned disposition of an additional $2 billion of assets in the following 12 to 18 months, primarily focused on long-dated and/or capital intensive assets.

During 2014, the Company pursued various potential asset dispositions in furtherance of its disposition target, including transactions involving its Marcellus midstream assets, certain mature Canadian assets, its Duvernay assets (Canada) and assets in Norway and Kurdistan. Throughout this period, the Company encountered a challenging environment for the disposition of long-dated and capital intensive assets. Notwithstanding these challenges, Talisman completed the sale of 75% of its dry gas Montney position for C$1.5 billion to Progress Energy Canada Limited in 2014.

2015 Plans

The Company's 2015 plans as described in this Annual Information Form are based on the 2015 operating plan and budget that was reviewed and approved by the Board in December 2014 (the "2015 Plan"), prior to approving the corporate transaction with Repsol S.A. described below. The 2015 Plan was approved for a $2.7 billion capital activity program, based on prevailing commodity

2       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

prices in the fourth quarter of 2014. In response to the sustained low commodity price environment, the capital activity program was subsequently readjusted to target $2.1 billion – a 30% reduction on 2014. Such capital reductions will include optimization work already underway in the UK and Norway; a more measured pace of development in Colombia; rig reductions in Canada, Marcellus and the Eagle Ford; and deferring a number of capital intensive projects in Asia-Pacific.

Repsol Transaction

On December 15, 2014, Talisman entered into an arrangement agreement ("Arrangement Agreement") with Repsol S.A. and an indirect wholly owned subsidiary of Repsol (collectively "Repsol"), providing for Repsol's acquisition of Talisman. Under the terms of the Arrangement Agreement, the acquisition is to be accomplished through a plan of arrangement ("Arrangement") under the Canada Business Corporations Act. If the Arrangement is completed, common shareholders will receive $8.00 for each common share that they own and preferred shareholders will receive C$25.00 plus accrued and unpaid dividends to the date of completion of the Arrangement for each preferred share that they own. The Arrangement Agreement provides that completion of the arrangement is subject to approval by two-thirds of the votes cast by holders of common shares at a special meeting of its shareholders, court approval of the Arrangement, and satisfaction or waiver of customary closing conditions, including applicable government and regulatory approvals.

Since the date the transaction with Repsol was announced, the following has occurred:

•
On February 18, 2015, holders of Talisman's common shares and preferred shares approved the Arrangement;

•
On February 20, 2015, the Court of Queen's Bench of Alberta granted a final order with respect to the Arrangement; and

•
Talisman and Repsol are working to complete the filing of all key regulatory approvals and notifications required by the transaction.

After completion of the Arrangement, Repsol may cause Talisman to change some of its current plans described in this Annual Information Form.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       3

DESCRIPTION OF THE BUSINESS

General

Talisman's aggregate production from its consolidated entities and equity investments for the year ended December 31, 2014 was 369 mboe/d, comprised of 43 mbbls/d of oil and liquids and 794 mmcf/d of gas from North America; 43 mbbls/d of oil and 510 mmcf/d of gas from Southeast Asia; 30 mbbls/d of oil and liquids and 20 mmcf/d of gas from the North Sea; and 24 mbbls/d of oil and liquids and 48 mmcf/d of gas from other areas. Approximately 38% of the Company's production is liquids and 62% is natural gas (on a 6 mcf:1 bbl equivalency basis).

North America

Talisman's North America operations are organized into two distinct businesses: Canada and United States. In this region, the Company has operations in the Edson (oil and gas production) and Chauvin (heavy oil production) areas, located in the Western Canadian Sedimentary Basin, primarily in Alberta, Canada; the Eagle Ford liquids-rich, shale gas play located in southeast Texas; and the Marcellus dry gas shale play located in northeast Pennsylvania. In 2014, North America production accounted for 47% of total Company production. As at December 31, 2014, Talisman operated approximately 80% of its North America production.

Canada

Talisman's Canadian assets are focused around liquids and gas in the Greater Edson area of Alberta, conventional heavy oil in the Chauvin area of Alberta/Saskatchewan and liquids-rich gas in Alberta's Duvernay play. In 2014, the Company completed the sale of its Montney play position in the Farrell Creek and Cypress areas of British Columbia. Talisman spent approximately $428 million to develop its assets in Canada in 2014, resulting in total production of 366 mmcfe/d (61 mboe/d). In 2015, the Company plans to continue to develop land positions in Greater Edson, Chauvin and Duvernay to advance these plays. The Company holds approximately 1.1 million net acres of land in Western Canada. Talisman's operations include four operated gas plants in the Edson area and an oil treatment facility in Chauvin.

Greater Edson

Talisman's Greater Edson assets are primarily located in the liquids and gas formations in the Edson area of Alberta. Talisman continued to develop its Greater Edson assets throughout 2014 with exploration and development spending of $220 million, resulting in total production of 234 mmcfe/d (39 mboe/d), which represents 63% of total Canada production. In total, 59 gross (36 net) wells were drilled in 2014. The Company holds approximately 519,000 net acres of land in Greater Edson.

In April 2014, the Company sold its deep gas assets located in the foothills of Monkman, British Columbia. In July 2014, the Company sold its Alberta/British Columbia foothills gas assets in the northern Alberta foothills and Ojay areas.

In 2012, Talisman entered into a seven-year agreement with Pembina Pipeline Corporation ("Pembina") for 150 mmcf/d of firm capacity at the Saturn Deep Cut facility, an enhanced natural gas liquids extraction facility built and operated by Pembina in the Wild River area of Alberta. The Saturn Deep Cut facility came onstream in October 2013. Incremental 2014 production through this facility helped contribute to the 95% increase in Greater Edson natural gas liquids volumes over the last year.

Chauvin

In the Chauvin area of Alberta/Saskatchewan, production for 2014 was 10,600 boe/d (95% heavy oil), which represents 17% of total Canada production. A total of 30 infill horizontal wells (22 producers and 8 injectors) were drilled in 2014. Approximately 135,000 net acres of land is held in the Chauvin area. The Company's operations in Chauvin provide stable heavy oil production.

Duvernay

In the liquids-rich Duvernay play in west-central Alberta, the Company currently holds interests in approximately 323,000 net acres of land. During 2014, Talisman drilled six horizontal wells in the Duvernay play. Total production in 2014 was 6 mmcfe/d (1 mboe/d), representing 2% of total Canada production.

Montney

In 2014, Talisman completed the sale of its Montney play position in the Farrell Creek and Cypress areas of British Columbia, 65 mmcfe/d of Farrell Creek production as of October 1, 2013, and C$800 million of remaining third party capital carry to Progress Energy Canada Ltd. for total cash consideration of C$1.5 billion. Talisman retained its Groundbirch and Saturn assets in the Montney play.

Lorraine/Utica

Talisman's Lorraine/Utica lands are located in the Quebec lowlands along the St. Lawrence River, where the Company holds 753,000 net acres. Talisman suspended operations in the region in 2011. In 2012, the Company fully impaired its Quebec

4       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

exploration and evaluation assets and recorded an after-tax impairment of $82 million when the Company determined that it would not commit capital in the foreseeable future toward exploration activities in Quebec.

United States

Talisman is involved in two shale gas plays in the United States – a dry shale gas play in the Marcellus and a liquids-rich shale gas play in the Eagle Ford. In 2014, the Company spent approximately $914 million on these shale gas plays. Production from these plays totaled approximately 684 mmcfe/d (114 mboe/d) in 2014. In 2015, the Company will continue to develop land positions in the Marcellus and Eagle Ford shale plays to advance the plays.

Marcellus Shale

Talisman's interests in the Marcellus shale play are located in New York and Pennsylvania. Talisman's main area of focus in 2014 was in Pennsylvania, which will continue to be a focus of investment in 2015. At year-end, the Company's full year production in the Marcellus shale play averaged 461 mmcf/d (100% gas), which represents 45% of the Company's total North America production. In 2014, Marcellus development focused on building infrastructure to facilitate bringing wells onstream earlier than planned. In total, 30 gross (30 net) wells were drilled in 2014, the majority of which were drilled in the Friendsville area in conjunction with associated infrastructure build-out. The Company holds approximately 170,000 net acres of land in Pennsylvania.

In Pennsylvania, Talisman has midstream assets consisting of approximately 240 miles of gathering/transmission pipelines serviced by seven compression/gas dehydration facilities. The pipeline system has throughput capacity of 1.5 bcf/d. During 2014, these facilities delivered 507 mmcf/d into outlets on Tennessee Gas, Empire, Dominion Transmission and Corning Natural Gas pipelines. The New York midstream assets currently consist of approximately 195 miles of gathering/transmission pipelines and 7 compression/gas processing facilities with throughput capacity of 125 mmcf/d. During 2014, these facilities delivered 18 mmcf/d from Trenton Black River formation production to facilities on the Dominion Transmission and Corning Natural Gas pipelines. All of these systems currently gather mostly volumes from wells in which Talisman currently has a working interest, although additional capacity is available for future use by Talisman or third parties. Talisman currently holds approximately 625 mmcf/d of gas pipeline capacity from the Marcellus area.

In December 2014, the New York Governor's office announced that it was banning high volume hydraulic fracturing in New York, following the completion of a review conducted by the state's Department of Health. Also, in June 2014, the New York Supreme Court upheld the ability of local municipalities to ban hydraulic fracturing activities. The use of local ordinances (also known as "home rules") effectively bans oil and gas operations within the municipal jurisdictional boundary. Talisman has no immediate plans to drill in New York and will continue to monitor the pending regulatory changes applicable to future operations in New York.

Eagle Ford Shale

Talisman's interests in the Eagle Ford shale play are located in southeast Texas, where the Company now holds approximately 59,000 net acres of land. In 2013, Talisman transitioned operatorship of the eastern part of the play to Statoil pursuant to the South Texas Joint Development Agreement ("STJDA"). Talisman's strategy in this play is focused on developing areas with optimal liquid yields. At year-end, the Company's full year production averaged 35 mboe/d (30% natural gas liquids and 35% oil), which represents 20% of total North America production. In total, 69 gross (32 net) joint venture wells and 64 gross (4 net) third party non-operated wells were drilled in 2014. Pursuant to the STJDA, Talisman and Statoil plan to continue to develop the liquids-rich areas of the Eagle Ford play in 2015.

Southeast Asia

This region is referred to as "Southeast Asia" throughout this Annual Information Form to align with Talisman's geographic segments for the purposes of financial reporting. The Company also refers to this region as "Asia-Pacific", which includes Southeast Asia and Algeria and is considered one of Talisman's two core operating areas.

Southeast Asia delivers free cash flow and exposure to exploration upside. Talisman has interests in Indonesia, Malaysia, Vietnam, Australia/Timor-Leste and Papua New Guinea. In 2014, Southeast Asia production averaged 128 mboe/d, which accounted for approximately 35% of the Company's production worldwide. As at year-end 2014, Talisman operated approximately 45% of its Southeast Asia production.

Indonesia

Talisman's Indonesian assets include interests in production sharing contracts ("PSCs") at Corridor, Ogan Komering and Jambi Merang in South Sumatra and in the Tangguh LNG project in West Papua. Talisman also holds exploration acreage, including the Sakakemang and Andaman III PSC in South and North Sumatra, respectively. During the year, Talisman undertook two Joint Study Agreements for areas in South Sumatra which were completed by year-end. Talisman also has an indirect, 6% interest in the Grissik-to-Duri pipeline and the Grissik-to-Singapore pipeline which is used to transport gas from the Corridor PSC.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       5

In 2014, Talisman sold its 7.5% interest in the Southeast Sumatra PSC to PT Pertamina Energi SES. Talisman also relinquished its interest in one of four PSCs in the Makassar Straits and expects to relinquish the remaining three in early 2015. In November 2014, Talisman entered into an agreement to farm-in to the East Jabung PSC for 51% and for operatorship; government approval is expected in 2015.

In the Corridor PSC, Talisman has a 36% non-operated interest in all but two of the producing fields, the exceptions being the Gelam and Suban fields, which are unitized with adjoining blocks where Talisman's unit interests are 30.96% and 32.4%, respectively.

The majority of Talisman's natural gas production from the Corridor block is currently sold under long-term sales agreements with PT Chevron Pacific Indonesia ("Chevron"), Gas Supply Pte. Ltd. ("GSPL") and PT Perusahaan Gas Negara (Persero), Tbk. ("PGN"). Gas sales from Corridor to PGN for their markets in West Java are sold under a long term contract with no associated transportation costs. The volume commitment based on daily contract quantity is approximately 424 bcf (net) over the remaining nine years life of the contract (2015-2023).

In 2014, net production from the Corridor PSC was approximately 59 mboe/d. Corridor production accounted for approximately 46% of Talisman's Southeast Asia production. In 2014, the Suban-14 well, the first in a minimum three well drilling program, was spud. The Suban-14 well is expected to be completed in early 2015, and Talisman plans to participate in additional Suban development wells throughout the year.

In 2014, production from the Company's 25% interest in the Jambi Merang PSC averaged 6 mboe/d (net). Talisman plans to sanction the Jambi Merang Phase 2 project in 2016, which will expand the current gas plant capacity and allow the production of additional liquids.

Talisman's share of production from the Tangguh LNG project contributed 5 mboe/d in 2014. Talisman plans to make a final investment decision on the Tangguh Expansion Project in 2016.

In 2014, Talisman participated in two development wells, one of which was still drilling at year-end, and one appraisal well in Indonesia. Talisman also completed an appraisal well earlier in the year, which had commenced drilling in late 2013.

In 2015, the Company will focus its activity in South Sumatra, which will include development drilling at Corridor and acquiring seismic in Sakakemang.

Malaysia

Talisman operates the Block PM-3 CAA PSC between Malaysia and Vietnam and associated production facilities and holds a 41% interest in the Block, with the exception of the Bunga Kekwa Sub-Block 8G-31 where Talisman holds a 35% interest as a result of an interim extension of this Sub-Block that was signed in 2014. In addition, Talisman holds a 60% interest in each of Block PM-305 and Block PM-314. In Block PM-3 CAA, Talisman operates facilities referred to as the "Southern Fields" and the "Northern Fields." Licenses in PM-3 CAA are currently subject to negotiations for renewal. A multi-well drilling program is ongoing at Block PM-3 CAA. In PM-3 CAA, seven development wells were successfully drilled and completed and one exploration well was drilled in 2014. Production from PM-3 CAA averaged 29 mboe/d (net) in 2014. Talisman plans to continue its development drilling program at Block PM-3 CAA in 2015.

Talisman holds a 70% working interest in exploration licences for SB-309 and SB-310, offshore Sabah in east Malaysia. Two of three commitment wells were drilled on Block SB-309 and the Company has been given approval for an 18-month extension to the exploration period with respect to Block SB-310. In 2015, Talisman plans to progress its exploration commitments on the blocks.

Talisman holds a 60% equity interest and operatorship of the Kinabalu Oil PSC, which is a mature offshore oilfield in the Malaysian Sabah Basin. In 2014, the Company successfully completed a six infill well program that commenced in 2013. Production from Kinabulu averaged 7 mboe/d in 2014. In 2015, the Company plans to continue progressing the Kinabalu redevelopment project, with sanction currently expected in mid-2015.

In 2014, Talisman's net share of production in Malaysia averaged 38 mboe/d, which accounted for approximately 30% of Talisman's total Southeast Asia production.

Vietnam

Talisman holds a 60% interest in Block 15-2/01 as a partner in the Thang Long Joint Operating Company ("JOC"), which operates the Block. Block 15-2/01 lies in the Cuu Long Basin, the predominant oil producing basin in Vietnam. The Company holds a 49% operated interest in Blocks 133 and 134, a 40% operated interest in Blocks 135 and 136, a 40% operated interest in Block 05-2/10, a 55% operated interest in Block 07/03, including the Red Emperor discovery, adjacent to Blocks 135 and 136 in the Nam Con Son Basin, and a 33% interest in Block 46-Cai Nuoc. In 2014, Talisman acquired an 80% operated interest in Blocks 146-147 and relinquished its 35% interest in Blocks 45 and 46/07.

6       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Combined production from Talisman's interest in the HST/HSD project, situated in Block 15-2/01, and its interest in the adjacent TGT Unit, averaged 12 mboe/d in 2014, accounting for approximately 9% of Talisman's total Southeast Asia production.

The Company completed a 3D seismic program and drilled two successful exploration wells (including one sidetrack) in the Block 136 Red Emperor extension, adjacent to Talisman's fully appraised Red Emperor discovery in Block 07/03.

Talisman plans to continue appraising the Red Emperor extension and continue working towards sanctioning development of the CRD discovery on Block 07/03.

Australia/Timor-Leste

Talisman holds non-operated interests in the Laminaria (33%) and Corallina (40%) fields offshore Australia. The sale of the Company's 25% interest in the Kitan project (JPDA 06-105) to Hibiscus Petroleum Berhad is currently in progress and awaiting government approval. The sale is expected to close in 2015 with an effective date of January 1, 2014. Talisman's net production in Australia/Timor-Leste averaged 3 mboe/d in 2014.

Papua New Guinea

In Papua New Guinea ("PNG"), Talisman continues to progress its gas aggregation strategy with strategic partners Santos Ltd. and Mitsubishi Corporation and targets to aggregate two to four trillion cubic feet of gas in the Western Province. In 2014, Talisman successfully drilled two exploration wells in the western province and two development wells relating to the Stanley development. In 2015, Talisman plans to continue supporting its gas aggregation strategy through further exploration drilling and the acquisition of additional seismic.

North Sea

Talisman's North Sea business consists of Talisman's operations in Norway and Talisman's equity investment in TSEUK in the United Kingdom. In aggregate, Talisman's North Sea business delivered total production of 34 mboe/d in 2014.

Norway

In Norway, Talisman operates the Blane, Gyda, Rev, Yme and Varg fields with interests ranging from 18% to 70%. It also holds interests from 0.5% to 34% in a number of non-operated fields with associated production facilities and intrafield pipelines including Brage, Veslefrikk, Huldra, Brynhild and Tambar East.

In 2014, production in Norway averaged 17 mboe/d across nine fields, accounting for approximately 5% of the Company's production worldwide. The primary focus in Norway is oil, with oil and liquids contributing to 82% of Talisman's Norway production. First oil from the Brynhild field development commenced in December 2014. As at year-end 2014, Talisman operated approximately 55% of its Norway production.

In 2013, the Company reached an agreement with the Yme platform contractor to terminate the Yme project. The agreement commits the Yme licence partners to remove the Yme platform and transfer it to the platform contractor who will be responsible for further transportation and scrapping. The removal of the Yme platform is expected to occur in the summer of 2015.

In 2014, Talisman participated in three infill wells at Veslefrikk and Brage, and two wells in the Brynhild development project. Talisman also commenced gas export from the Varg field to the Armada platform on the United Kingdom continental shelf in February 2014.

During 2015, Talisman plans to participate in the drilling of the Snømus and Crossbill exploration wells and finish drilling six development wells.

United Kingdom

Talisman holds a 51% equity interest in TSEUK. The remaining 49% is held by Addax Petroleum UK Limited, a wholly owned subsidiary of the Sinopec Group. TSEUK is governed through its Executive Committee and Board of Directors. The Executive Committee, comprised of shareholder representatives, is the primary decision-making body for items beyond the authority limit of TSEUK's management team. TSEUK's Board of Directors, comprised of an equal number of shareholder representatives plus an independent director, is the decision-making body for items beyond the authority limit of the Executive Committee. As a shareholder, Talisman does not have control of the day-to-day operations of TSEUK.

TSEUK

Talisman's share of capital investment in exploration and development activities during 2014 was $607 million. Talisman's investment in TSEUK contributed 17 mboe/d, or approximately 5%, towards Talisman's 2014 worldwide production. At year-end, TSEUK operated approximately 81% of its production.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       7

TSEUK's principal operating areas encompass a total of 42 fields in the UK, 32 of which are operated and ten of which are non-operated. TSEUK's working interests in fields range from 5% to 100%. TSEUK also has interests in a number of production facilities and pipelines, including a 100% interest in the Flotta Terminal. Pursuant to the TSEUK shareholders' agreement, Talisman agreed to spend up to $2.5 billion over five years (2012-2016), on projects that meet a prescribed economic threshold. Of this amount, Talisman expects to spend approximately $0.5 billion for each of the next two years.

During 2014, TSEUK continued to make progress on the Montrose Area Redevelopment project, which was sanctioned in 2012. The project is expected to be completed in 2016/2017 with peak production impact currently expected in 2018. 48% of the project was complete as at year-end. Also in 2014, commercial arrangements were agreed upon to continue Buchan production to 2017 and Blake production to 2019. The Seagull exploration well was drilled, with success to be determined in 2015. Production from the Golden Eagle Area Development was first received at the Flotta terminal in November 2014.

Throughout 2014, TSEUK was challenged with respect to asset downtime issues and declining production volumes. Lower production for the year was primarily driven by operational issues at Auk and Clyde, as well as an extended unplanned outage at Montrose and Arbroath.

A business improvement review of TSEUK was also completed in 2014, resulting in the creation of two distinct business divisions, Operations and Late Life Assets, as well as a new leadership team and a performance improvement program to focus on better value delivery.

In 2013, legislation was passed allowing the UK government to enter into Decommissioning Relief Deeds. The Decommissioning Relief Deeds provide contractual certainty for oil and gas companies with respect to entitlement to tax relief on future decommissioning activities and allows security for decommissioning costs posted under Decommissioning Security Agreements ("DSAs") to be posted on a post-tax basis. Tax relief is guaranteed to the extent of corporate taxes paid since 2002. TSEUK (including its predecessor) has paid $2.3 billion of corporate taxes since 2002. TSEUK has entered into a Decommissioning Relief Deed with the UK Government and will continue to negotiate with counterparties to amend all DSAs accordingly.

In 2015, TSEUK plans to drill a Cayley production well and to commission the Claymore Compression upgrade Unit.

Rest of World

Talisman's other interests as at December 31, 2014 include non-operated production and exploration activities in Colombia, non-operated production in Algeria and exploration activities in the Kurdistan Region of Iraq.

(1)
Please refer to the Advisories elsewhere in this Annual Information Form.

Colombia

This section describes Talisman's own operations in Colombia. Operations relating to Talisman's 49% interest in Equion, accounted for using the equity method, are described in a separate section below.

Talisman currently holds an interest in 4.3 million net acres (excluding the acreage owned by Equion) in Colombia and continues to have an active exploration program in the proven hydrocarbon basins of the Llanos and Putumayo heavy oil regions. Annualized 2014 production averaged 4 mboe/d, consisting of only oil and liquids production.

In November 2014, Talisman (45% non-operated working interest) and its co-participant (the operator) announced the presence of hydrocarbons in the Nueva Esperanza-1 exploratory well, located in Block CPO-9. Long-term production test of the well was approved by the regulator in early 2015. The Company obtained permission from the regulator to drill two appraisal wells along the same structural trend, the first of which reached total depth in January 2015. Two Akacias appraisal wells were completed in 2014 and put on long-term test. A field development plan for the Akacias development was submitted in March 2014 and the first phase consisting of ten development wells has been sanctioned. The corresponding environmental licence is expected to be awarded in the first half of 2015.

On Block CPE-6, Talisman (50% non-operated working interest) and its co-participant (the operator) drilled 11 appraisal wells and one water injector. Further flow testing and appraisal drilling is required prior to a decision on declaration of "commerciality"(1).

Due to security issues on Block CPE-8, a force majeure application was approved by the state regulator to suspend the Company's activities in the block until September 2015. The Company (50% operated working interest) and its co-participant propose to seek regulatory approval to transfer the remaining Block CPE-8 expenditure obligations to Block CPO-9.

Talisman was awarded a contract to explore and appraise the Putumayo 30 Block in 2014. An application to the regulator was submitted in November 2014 for a transfer of Talisman's 50% interest to a third party.

8       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

In the foothills region, rig release of the Huron-3 well in the Niscota Block occurred in 2014. In the El Porton Block, located near the Llanos foothills region, the Curiara-1 discovery was flow-tested. Results indicate limited resources, and the well will be abandoned in 2015.

Equion

Talisman holds a 49% equity interest in Equion. The remaining 51% interest is held by Ecopetrol. Equion currently holds upstream licences in a number of blocks and also holds equity and capacity interests, or both, in three pipelines. Annualized 2014 production averaged 17 mboe/d.

Equion made progress on the Piedemonte Expansion Project in 2014. Two wells were completed and three wells were drilling as at year-end. In addition, the first phase of the Floreña gas expansion started up in late 2014 and completion of the facility is expected to occur in 2015. Equion plans to drill up to three additional wells in 2015.

Algeria

Talisman holds a 35% non-operated interest in Block 405a under a PSC with Algeria's national oil company, Sonatrach. Through its participation in Block 405a, Talisman currently holds a 35% interest in the producing Greater Menzel Lejmat North ("MLN") fields and the Menzel Lejmat Southeast field, a 2% interest in the producing unitized Ourhoud field, and a 9% interest in the unitized EMK field produced through the El Merk facility. In 2014, there was no drilling activity. Production from the area averaged 12 mboe/d in 2014. Talisman's Algeria production is 100% liquids.

The Kurdistan Region of Iraq

Talisman has an interest in two blocks, Kurdamir and Topkhana, in the Kurdistan Region of Iraq covering approximately 119,000 acres (net to Talisman).

Talisman submitted a notice of withdrawal from the Joint Operating Agreement ("JOA") on the Kurdamir Block to its partner WesternZagros in December 2014 after determining that future investment in a capital constrained environment was unlikely. Talisman has informed the Kurdistan Regional Government ("KRG") of its JOA withdrawal notice and its intention to withdraw from the PSC. Discussions between Talisman, WesternZagros and the KRG are ongoing to determine the forward actions of withdrawal.

In the Topkhana Block, extensive well testing of the Tophkana-2 ("T-2") well was completed in 2014. The results indicate an oil interval based on pressure data but further drilling is required to understand this complex reservoir. The Company extended the second exploration sub-period to late 2015.

Other

In 2012, Talisman decided to discontinue operations in Peru and exit the country upon completion of all obligations. Talisman expects that it will take several years to complete all remediation obligations and post abandonment monitoring obligations on the seven blocks on which exploration was conducted.

RESERVES AND OTHER OIL AND GAS INFORMATION

Information on the Company's reserves and other oil and gas information, prepared in accordance with Canadian disclosure requirements, is set forth in Schedule A.

COMPETITIVE CONDITIONS

The oil and gas industry, both within North America and internationally, is highly competitive in all aspects of the business. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production, and industry personnel. With respect to the exploration, development and marketing of oil and natural gas, the Company's competitors include major integrated oil and gas companies, numerous other independent oil and gas companies, individual producers and operators, and national oil companies. A number of the Company's competitors have financial and other resources substantially in excess of those available to the Company. In addition, oil and gas producers in general compete indirectly against others engaged in supplying alternative forms of energy, fuel and related products to consumers.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       9

CORPORATE RESPONSIBILITY AND ENVIRONMENTAL PROTECTION

Corporate Policies

The Company has adopted a Code of Business Conduct and Ethics ("BCE Code") which is applicable to all directors, officers and employees of the Company. To monitor compliance with the BCE Code, certificates are required at least annually from all directors, worldwide employees and various consultants of the Company, which confirm compliance with the BCE Code or disclose any deviations therefrom. The Company requires annual online ethics training as part of the certificate of compliance process. Exceptions are required to be noted directly to the President and Chief Executive Officer, and supervisors are notified if employees do not complete their annual certifications. Disclosures contained in the certificates, as well as a status report on the percentage of directors, employees and various consultants who have completed their annual certification, are reported to the Audit Committee of the Board for consideration. The Governance and Nominating Committee of the Board reviews any requests for waivers from the BCE Code from executive officers and directors, and all material waivers from the BCE Code are required to be disclosed promptly to shareholders. No waivers from the BCE Code were granted for the benefit of the Company's directors or executive officers during the year ended December 31, 2014.

The Company values good faith actions in support of the BCE Code and will not tolerate retaliation of any kind as a result of good faith reporting by employees. Talisman requires that observed breaches of the BCE Code be reported to a supervisor or manager, a Vice President in the Legal Department, the Vice President, Internal Audit, an executive officer, or through the Company's Integrity Matters hotline.

Health, Safety and Environmental Protection

The Board of Directors and all executive officers oversee and are accountable for Talisman's health, safety, security, environment and operational performance. Talisman's Health, Safety, Environment and Corporate Responsibility ("HSECR") Committee of the Board and the Company's executive officers regularly review policies, management systems, internal controls, performance reports, significant issues, exposures and strategic initiatives in the area of health, safety and the environment ("HSE").

In 2013, Talisman introduced a new Global Standard for Safe Operations (the "Global Standard"), and associated mandatory practices, effective January 31, 2014. The Global Standard provides for a systematic approach to managing key risks related to occupational health, environment, personal safety and process safety.

The Global Standard defines Talisman's minimum expectations for safe operations in each of the following areas: leadership commitment and accountabilities; regulatory compliance; risk management; capability and training; contractor HSE management; asset design and construction; safe operations; operations and integrity management; management of change; emergency and crisis management; incident reporting, investigation and analysis; information and documentation; and reporting, assurance and review. At Talisman, respective country or business unit leaders are required to base the development and implementation of local management systems upon the Global Standard.

Safe operations in all Talisman activities form a core value of the Company. If operational results and safety ever come into conflict, Talisman employees and contractors are empowered and encouraged to choose safety over operational results. Talisman will support that choice. Talisman's safety culture is driven by strong commitment from senior management and safety accountability at all levels of the organization.

Talisman regularly reports to and consults with government agencies in its operating regions and submits to routine regulatory inspections. The Company also conducts environmental due diligence on applicable asset and corporate acquisitions to identify and properly account for pre-existing environmental liabilities.

10       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

EMPLOYEES

At December 31, 2014, Talisman's permanent staff complement (excluding employees of TSEUK and Equion) was 2,718, as set forth in the table below.

	Permanent Staff Complement(1) as at December 31, 2014

North America	1,576	(2)

North Sea	220

Southeast Asia	806

Latin America	82

Rest of World(3)	34

Total	2,718

1)
Contractors and temporary staff are not included in complement numbers.

2)
Includes 679 corporate employees based in North America.

3)
Rest of World refers to the Kurdistan Region of Iraq and the Company's regional finance offices.

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

The Company's authorized share capital consists of an unlimited number of Common Shares without nominal or par value and an unlimited number of first and second preferred shares. The outstanding shares consist of Common Shares and Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 ("Series 1 First Preferred Shares"), all of which are fully paid and non-assessable.

Common Shares

Holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of shareholders. Each Common Share carries with it the right to one vote. Subject to the rights of holders of other classes of shares of the Company who are entitled to receive dividends in priority to or rateable with the Common Shares, the Board of Directors may, in its sole discretion, declare dividends on the Common Shares to the exclusion of any other class of shares of the Company. In the event of liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, and subject to the rights of other classes of shares on a priority basis, the holders of Common Shares are entitled to participate rateably in any distribution of any assets of the Company.

First and Second Preferred Shares

The first preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Company. Each series of first preferred shares would rank on par with the first preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the first preferred shares are entitled to a preference over the second preferred shares and the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company. Except as required by law, the first preferred shares are not entitled to receive notice of meetings of shareholders. The first preferred shares are only entitled to voting rights if determined by the Board of Directors prior to the issuance of any series and if the Company fails to pay dividends on that series for a period in excess of 12 months.

The second preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Company. Each series of second preferred shares would rank on a parity with the second preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the second preferred shares are entitled to a preference over the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company. Except as required by law, the second preferred shares are not entitled to receive notice of meetings of shareholders. The second preferred shares are only entitled to voting rights if determined by the Board of Directors prior to the issuance of any series and if the Company fails to pay dividends on that series for a period in excess of 12 months.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       11

Series 1 and Series 2 First Preferred Shares

The holders of the outstanding Series 1 First Preferred Shares are entitled to receive, if, as and when declared by the Board, fixed cumulative preferential cash dividends for the initial period from the date of issue to December 31, 2016, at an annual rate of $1.05 per share, payable quarterly on the last day of March, June, September and December in each year. For each five-year period after the initial period, the holders of Series 1 First Preferred Shares are entitled to receive fixed cumulative preferential cash dividends, payable quarterly on the last day of March, June, September and December in each year, in the amount per share determined by multiplying $25.00 by one-quarter of the sum of the yield on a five-year Government of Canada bond 30 days prior to the start of such period and 2.77%. The Series 1 First Preferred Shares are redeemable by the Company in whole or in part on or after December 31, 2016 and on December 31 in every fifth year thereafter, by the payment of $25.00 per share plus all accrued and unpaid dividends. The holders of the Series 1 First Preferred Shares are not entitled to any voting rights unless dividends on the Series 1 First Preferred Shares are in arrears to the extent of eight quarterly dividends. Until all arrears of dividends have been paid, holders of Series 1 First Preferred Shares will be entitled to one vote in respect of each Series 1 First Preferred Share held with respect to resolutions to elect directors. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Series 1 First Preferred Shares shall be entitled to receive $25.00 per share plus all accrued and unpaid dividends thereon, in preference over the Common Shares or any shares ranking junior to the Series 1 First Preferred Shares. The holders of the Series 1 First Preferred Shares are not entitled to any voting rights unless dividends on the Series 1 First Preferred Shares are in arrears to the extent of eight quarterly dividends. Until all arrears of dividends have been paid, holders of Series 1 First Preferred Shares will be entitled to one vote in respect of each Series 1 First Preferred Share held with respect to resolutions to elect directors.

The holders of the Series 1 First Preferred Shares have the right to convert all or any of their shares into an equal number of Cumulative Redeemable Rate Reset First Preferred Shares, Series 2 of the Company ("Series 2 First Preferred Shares"), subject to certain conditions, on December 31, 2016 and on December 31 in every fifth year thereafter. The holders of the Series 2 First Preferred Shares will be entitled to receive, if, as and when declared by the Board, quarterly floating rate cumulative preferential cash dividends payable on the last day of March, June, September and December in each year in the amount per share determined by multiplying $25.00 by the sum of the average yield (expressed as an annual rate) of the 90-day Government of Canada treasury bill rate, available 30 days before the start of the quarter, and 2.77% and further multiplying that product by a fraction, the numerator of which is the actual number of days in the quarter and the denominator of which is the number of days in the applicable year. The holders of Series 2 First Preferred Shares will have the right to convert all or any of their shares into an equal number of Series 1 First Preferred Shares, subject to certain conditions, on December 31, 2021 and on December 31 in every fifth year thereafter. The Series 2 First Preferred Shares are also redeemable by the Company in whole or in part at different prices depending on the time of redemption. Other than the different dividend rights, redemption rights and conversion rights attached thereto, the Series 1 First Preferred Shares and Series 2 First Preferred Shares are identical in all material respects.

Ratings

The following information relating to the Company's credit ratings is provided as it relates to the Company's financing costs, liquidity and cost of operations. Specifically, credit ratings impact the Company's ability to obtain short-term and long-term financing and the cost of such financings. A negative change in the Company's ratings outlook or any downgrade in the Company's current investment-grade credit ratings by its rating agencies, particularly below investment grade, could adversely affect its cost of borrowing and/or access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company's ability to enter into, or the associated costs of entering into, hedging transactions or other ordinary course contracts on acceptable terms, and a decline in the credit ratings or outlook may require the Company to post collateral or post additional collateral under certain of its contracts. The Company believes its credit ratings will allow it to continue to have access to the capital markets, as and when needed, at a reasonable cost of funds.

The following table outlines the ratings assigned to the Company by credit rating agencies as of December 31, 2014.

	Standard & Poor's Rating Services ("S&P")	Moody's Investors Services ("Moody's")	Fitch Rating Services ("Fitch")	DBRS Limited ("DBRS")

Senior Unsecured/Long-Term Rating	BBB-	Baa3	BBB-	BBB (under review	)

US Commercial Paper/Short-Term Rating	A-3	P-3	F3	–

Series 1 First Preferred Shares	P-3	–	BB	Pfd-3

Outlook/Trend	Stable	Negative	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in

12       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

accordance with the terms of the rated obligation. The ratings agencies regularly evaluate the Company, and their ratings of the Company's securities are based on a number of factors not entirely within the Company's control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. The credit ratings assigned to the Company's senior unsecured long-term debt securities, the Company's US commercial paper ("US Commercial Paper") and Series 1 Preferred Shares are not recommendations to purchase, hold or sell the securities and may be revised or withdrawn entirely at any time by a rating agency. Credit ratings may not reflect the potential impact of all risks or the value of these securities. In addition, real or anticipated changes in the rating assigned to the securities will generally affect the market value of the securities. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. The BBB rating category is the fourth highest of the eleven major ratings categories used by S&P. According to S&P's rating system, debt securities rated BBB- are considered the lowest investment grade by market participants.

S&P's credit rating for short-term issues range from A-1 to D, representing the range from highest to lowest quality of such securities rated. According to S&P, a short-term obligation rated A-3 exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

S&P's preferred share scale ranges from P1 to C, representing the range from highest to lowest quality of such securities rated. The ratings can be modified by "high," "mid" or "low" grades which indicate relative standing within the major rating categories. According to the S&P rating system, securities rated P-3 exhibit adequate protection parameters and are less vulnerable to non-payment than other speculative issues.

Moody's long-term debt credit ratings are on a scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long-term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to the Moody's rating system, debt securities rated within the Baa category are subject to moderate credit risk. They are considered medium grade and, as such, may possess certain speculative characteristics.

Moody's short-term debt ratings are on a scale of P-1 to NP, representing the range from least credit risk to greatest credit risk of such securities rated. Short-term ratings are opinions of the ability of issuers to honour short-term financial obligations, typically with an original maturity not exceeding 13 months. According to Moody's rating system, issuers rated P-3 have an acceptable ability to repay short-term obligations.

Fitch's long-term debt credit ratings are on a scale that ranges from AAA to RD/D, representing the range from highest to lowest quality of such securities rated. The BBB rating category is the fourth highest of the eleven major ratings categories used by Fitch. According to Fitch's rating scale, obligations rated BBB are of good credit quality, expectations of default risk are low and the capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories.

Fitch does not have ratings categories specifically applicable to preferred shares; it rates the securities of an entity generally on a scale ranging from a high of AAA to a low of D. The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories. Securities rated BB indicate that business or financial flexibility exists which could support the servicing of financial commitments in the event of adverse changes in business or economic conditions over time.

Fitch's short-term credit ratings are on a scale that ranges from F1 to D, representing the range from highest to lowest quality of such securities rated. According to Fitch's rating scale, obligations rated F3 are of fair credit quality and have adequate intrinsic capacity for timely payment of financial commitments.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Each rating category between AA and B is denoted by subcategories "high" and "low" to indicate the relative standing of a credit within a particular rating category. The absence of either a "high" or "low" designation indicates that the rating is in the "middle" of the category. The BBB rating category is the fourth highest of the ten major ratings categories used by DBRS. According to DBRS' rating system, long-term debt securities rated BBB are of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable, but entities so rated may be vulnerable to future events.

DBRS' preferred share rating scale ranges from Pfd-1 to D, representing the range from highest to lowest quality of such securities rated. Each rating category is denoted by the subcategories "high" and "low".

The absence of either a "high" or a "low" designation indicates that the rating is in the "middle" of the category. According to DBRS, preferred shares with a Pfd-3 rating are of adequate credit quality and correspond to companies whose long-term debt is rated in the higher end of the BBB category.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       13

MARKET FOR THE SECURITIES OF THE COMPANY

The Common Shares of the Company are listed on the Toronto Stock Exchange ("TSX") and New York Stock Exchange under the trading symbol TLM. The Company's Series 1 First Preferred Shares are listed on the TSX under the trading symbol TLM.PR.A. The Company's UK£250 million 6.625% Notes are listed on the London Stock Exchange.

Trading Price and Volume

The following sets out the high and low prices and the volumes of trading for the Company's Common Shares and Series 1 First Preferred Shares (as traded on the TSX) for the periods indicated.

Common Shares

Year	Month	High (C$)	Low (C$)	Volume

2014	January	13.13	11.86	48,253,314

	February	12.17	11.33	33,277,961

	March	11.62	10.76	47,772,617

	April	12.06	10.91	38,445,355

	May	12.07	11.00	53,963,099

	June	11.75	10.96	50,894,481

	July	11.99	10.48	64,495,195

	August	11.98	10.84	41,278,098

	September	11.18	9.60	42,747,318

	October	9.77	6.85	86,601,154

	November	7.33	5.15	59,443,068

	December	9.14	3.96	248,710,838

Series 1 First Preferred Shares

Year	Month	High (C$)	Low (C$)	Volume

2014	January	22.94	22.19	208,049

	February	23.15	22.17	181,549

	March	23.37	22.07	157,167

	April	23.49	22.56	104,827

	May	24.60	23.14	158,634

	June	24.30	22.80	131,808

	July	24.64	23.66	191,997

	August	24.59	24.01	107,326

	September	24.48	21.00	131,626

	October	22.60	18.93	227,431

	November	20.70	18.40	487,214

	December	24.25	14.69	1,007,523

Prior Sales

In 2014, Talisman did not grant any options relating to its Common Shares under its Employee Stock Option Plan nor issue any Common Shares or First Preferred Shares.

Dividends

In 2014, the Company paid aggregate dividends on Talisman's Common Shares totaling US$0.27 per share, unchanged from the aggregate dividends paid by the Company in 2013. In 2014, quarterly dividends were paid on March 31, June 30, September 30 and December 31, 2014. While a quarterly dividend is the Company's current practice, Talisman does not have a specific dividend policy and the declaration of dividends is at the sole discretion of its Board of Directors. In addition, pursuant to the Arrangement Agreement Talisman entered into with Repsol, Talisman's Board of Directors is permitted to declare and pay aggregate cash dividends of

14       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

US$0.18 per common share prior to closing of the Arrangement, including the dividend of US$0.0675 per Common Share that was declared and paid on December 31, 2014. However, no determination has been made by the Board of Directors in regard to such dividend and there is no assurance that such a dividend will be declared.

In 2014, the Company paid dividends on Talisman's Series 1 First Preferred Shares totaling C$1.05 per Series 1 First Preferred Share, which reflects a quarterly dividend rate of C$0.2625 per Series 1 First Preferred Shares. See also "Description of Capital Structure – First and Second Preferred Shares."

Talisman confirms that all dividends paid to shareholders in 2014 are "eligible dividends" pursuant to provisions of the Income Tax Act (Canada). Furthermore, all dividends to be paid in 2015 and subsequent years will be eligible dividends for such purposes.

Talisman paid the following semi-annual and quarterly dividends on its Common Shares over the last three years:

Date(1)	Rate Per Common Share

June 29, 2012	US$0.135

September 28, 2012	US$0.0675

December 31, 2012	US$0.0675

March 28, 2013	US$0.0675

June 28, 2013	US$0.0675

September 30, 2013	US$0.0675

December 31, 2013	US$0.0675

March 31, 2014	US$0.0675

June 30, 2014	US$0.0675

September 30, 2014	US$0.0675

December 31, 2014	US$0.0675

1)
On September 28, 2012, Talisman moved from paying a semi-annual dividend to a quarterly dividend.

Talisman paid the following quarterly dividends on its Series 1 First Preferred Shares since their issuance on December 13, 2011:

Date	Rate Per Series 1 First Preferred Share

April 2, 2012	C$0.3136	(1)

July 3, 2012	C$0.2625

October 1, 2012	C$0.2625

December 31, 2012	C$0.2625

April 1, 2013	C$0.2625

July 2, 2013	C$0.2625

September 30, 2013	C$0.2625

December 31, 2013	C$0.2625

March 31, 2014	C$0.2625

June 30, 2014	C$0.2625

September 30, 2014	C$0.2625

December 31, 2014	C$0.2625

1)
This rate reflects a quarterly rate of C$0.2625 plus the pro rata amount from the date of issuance of the Series 1 First Preferred Shares on December 13, 2011 until December 31, 2011.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       15

DIRECTORS AND OFFICERS

Information is given below with respect to each of the current directors and officers of the Company. The term of office of each director expires at the end of the next annual meeting of shareholders.

Directors

The directors of the Company are elected annually. The following table sets out the name, city, province or state and country of residence, year first elected or appointed to the Board of Directors, principal occupation within the past five years or more, educational qualifications and other current directorships of each of the directors of the Company as at March 1, 2015.

Name, City, Province or State and Country of Residence	Year First Became Director of the Company	Present Principal Occupation or Employment (including all officer positions currently held with the Company), Principal Occupation or Employment for the Past Five Years or More, Educational Qualifications, Other Current Public Company Directorships or Directorships in Non-Public Companies, Organizations or other Entities that Require a Significant Time Commitment

Christiane Bergevin(2)(4) Age: 52(9) Montreal, Quebec Canada	2009	Christiane Bergevin has been the Executive Vice-President, Desjardins Group Partnerships and Business Development, Office of the President, of Desjardins Group (Canadian financial cooperative institution) since September 2013. From August 2009 to September 2013, she was the Executive Vice-President, Strategic Partnerships, Office of the President, of Desjardins Group. Prior to that, she was Senior Vice-President and General Manager, Corporate Projects, with SNC-Lavalin Group Inc. ("SNC-Lavalin") (engineering and construction firm). For the 18 years prior to that, Ms. Bergevin held executive finance positions with various SNC-Lavalin subsidiaries, including as President of SNC-Lavalin Capital Inc., its project finance advisory arm, between 2001 and 2008. Ms. Bergevin holds a Bachelor of Commerce degree (with distinction) from McGill University and graduated from the Wharton School of Business Advanced Management Program. In 2013, she was awarded the ICD.D designation by the Institute of Corporate Directors.
Current public company directorships(7): Yamana Gold Inc.
Other current directorships(8): QTrade Financial Group, The Canadian Chamber of Commerce

Donald J. Carty, O.C.(1)(3)(6) Age: 68(9) Dallas, Texas United States	2009	Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. (global computer systems and services company) from January 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines (airline transportation company). Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines (airline transportation company) from March 1985 to March 1987. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master's degree in Business Administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.
Current public company directorships(7): Canadian National Railway Co.
Other current directorships(8): Porter Airlines Inc., Virgin America Airlines, Research Now Group, Inc.

Jonathan Christodoro(3)(5) Age: 38(9) Paramus, New Jersey United States	2013	Jonathan Christodoro has served as a Managing Director of Icahn Capital LP (private investment firm) since July 2012. Prior to that, Mr. Christodoro served in various investment and research roles at P2 Capital Partners, LLC, Prentice Capital Management, LP, S.A.C. Capital Advisors, LP and Morgan Stanley (financial/investment firms). Mr. Christodoro holds an MBA from the University of Pennsylvania's Wharton School of Business with Distinction and a B.S. in Applied Economics and Management Magna Cum Laude with Honors Distinction in Research from Cornell University. Mr. Christodoro also served in the United States Marine Corps.
Current public company directorships(7): Enzon Pharmaceuticals, Inc., Herbalife Ltd., Hologic, Inc.
Other current directorships(8): None.

16       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Thomas W. Ebbern(1)(5) Age: 56(9) Calgary, Alberta Canada	2013	Thomas Ebbern has been Chief Financial Officer of North West Upgrading Inc. (bitumen refining company) since January 2012. He was formerly Managing Director, Investment Banking, of Macquarie Capital Markets Canada Ltd., a subsidiary of Macquarie Group Limited. Prior to that he was Managing Director of Tristone Capital Inc., an energy advisory firm that was acquired by Macquarie. He began his career as a geophysicist with Gulf Canada in 1982. Mr. Ebbern holds a Bachelor of Science degree in Geological Engineering from Queen's University and a Master of Business Administration from the Richard Ivey School of Business at the University of Western Ontario.
Current public company directorships(7): None
Other current directorships(8): Wellspring Calgary, Palisade Capital Management Ltd., Kootenay Capital Management Corp.

Harold N. Kvisle Age: 62(9) Calgary, Alberta Canada	2010	Harold Kvisle was appointed President and CEO of the Company on September 10, 2012. Mr. Kvisle was President and Chief Executive Officer of TransCanada Corporation (pipeline and power company) or its predecessor TransCanada PipeLines Limited from May 2001 until his retirement in June 2010. Prior to his employment with TransCanada, Mr. Kvisle was President of Fletcher Challenge Energy Canada (oil and gas company) from 1990 to 1999. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. Mr. Kvisle holds a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.
Current public company directorships(7): ARC Resources Ltd., Northern Blizzard Resources Inc.
Other current directorships(8): Nature Conservancy of Canada

Brian M. Levitt(2)(3)(6) Age: 67(9) Lac Brome, Quebec Canada	2013	Brian Levitt is Chairman of the Board of The Toronto-Dominion Bank and Vice-Chair of Osler, Hoskin & Harcourt LLP (law firm). Mr. Levitt joined Osler in 1976. In 1991, he became President and was subsequently named CEO of Imasco Limited (a Canadian consumer products and services company). Imasco was sold in 2000 and Mr. Levitt returned to Osler in 2001. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Applied Science degree in Civil Engineering.
Current public company directorships(7): The Toronto Dominion Bank, Domtar Corporation
Other current directorships(8): Montreal Museum of Fine Arts Board, C.D. Howe Institute, Fednav Limited

Samuel J. Merksamer(2)(6) Age: 34(9) Harrison, New York United States	2013	Samuel Merksamer has been employed by Icahn Capital LP (private investment firm) since 2008 and is currently a Managing Director. Prior to that, Mr. Merksamer was an analyst at Airlie Opportunity Capital Management (hedge fund management company). Mr. Merksamer received an A.B. in Economics from Cornell University.
Current public company directorships(7): Hertz Global Holdings, Inc., Transocean Ltd., Hologic, Inc., Navistar International Corporation, CVR Energy, Inc.
Other current directorships(8): CVR Refining GP, LLC, Ferrous Resources Limited

Lisa A. Stewart(3)(5) Age: 57(9) Houston, Texas United States	2009	Lisa Stewart is the Executive Chairman and Chief Investment Officer of Sheridan Production Partners (oil and gas production company) a company she founded in September 2006. Prior to that, Ms. Stewart was President of El Paso Exploration & Production (natural gas producer) from February 2004 to August 2006. Prior to her time at El Paso, Ms. Stewart worked for Apache Corporation for 20 years beginning in 1984 in a number of capacities. Her last position with Apache was Executive Vice-President of Business Development and E&P Services. Ms. Stewart holds a Bachelor of Science in Petroleum Engineering from the University of Tulsa, where she is a member of the College of Engineering and Natural Sciences Hall of Fame. She is also a member of the Society of Petroleum Engineers and Independent Petroleum Association of America (IPAA).
Current public company directorships(7): None
Other current directorships(8): Sheridan Production Partners, CASA Exploration, LLC

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       17

Henry W. Sykes(4)(5) Age: 56(9) Calgary, Alberta Canada	2013	Henry Sykes was President and a director of MGM Energy Corp. (oil and gas company) from January 2007 until June 2014. Prior to that, he was President of ConocoPhillips Canada from 2001 to 2006 and Executive Vice President, Business Development at Gulf Canada Resources Limited from 2001 to 2002. Prior to his senior management roles in the oil and gas industry, Mr. Sykes spent 16 years at Bennett Jones LLP, where he specialized in securities and mergers and acquisitions law and served as a member of the firm's executive committee. Mr. Sykes has a Bachelor of Arts (Economics) degree from McGill University and a Bachelor of Laws degree from the University of Toronto.
Current public company directorships(7): Parallel Energy Trust, Veresen Inc.
Other current directorships(8): Ferus Inc., Ferus LNG Inc., Arts Commons, Arctic Institute of North America, ZYN The Wine Market

Peter W. Tomsett(3)(4) Age: 57(9) Vancouver, British Columbia Canada	2009	Peter Tomsett was the President and Chief Executive Officer of Placer Dome Inc. (mining company) from September 2004 to January 2006. Mr. Tomsett was with Placer Dome for 20 years in a number of capacities. Prior to becoming President and Chief Executive Officer, he was Executive Vice-President of Placer Dome Asia Pacific and Africa. Mr. Tomsett graduated with a Bachelor of Engineering in Mining Engineering from the University of New South Wales and a Master of Science in Mineral Production Management from Imperial College in London.
Current public company directorships(7): Silver Standard Resources Inc., Acacia Mining plc.
Other current directorships(8): None

Michael T. Waites(1)(5) Age: 61(9) Vancouver, British Columbia Canada	2011	Michael Waites was President and Chief Executive Officer of Finning International Inc. (heavy equipment dealer and service company) from May 2008 until his retirement from Finning in May 2013. Prior to that, Mr. Waites was Executive Vice President and Chief Financial Officer of Finning. He also served as a member of the board of directors of Finning for three years prior to his appointment as Executive Vice President and Chief Financial Officer. Prior to joining Finning in May 2006, Mr. Waites was Executive Vice President and Chief Financial Officer at Canadian Pacific Railway (railway and logistics company) since July 2000, and was also Chief Executive Officer U.S. Network of Canadian Pacific Railway. Previously, he was Vice President and Chief Financial Officer at Chevron Canada Resources (integrated oil and gas company). Mr. Waites holds a Bachelor of Arts (Honours) in Economics from the University of Calgary, a Master of Business Administration from Saint Mary's College of California, and a Master of Arts, Graduate Studies in Economics from the University of Calgary. He has also completed the Executive Program at The University of Michigan Business School.
Current public company directorships(7): Hudbay Minerals Inc., Western Forest Products Inc.
Other current directorships(8): Remcan Projects Limited

Charles R. Williamson(2)(6) Age: 66(9) Sonoma, California United States	2006	Charles Williamson was the Executive Vice-President of Chevron Corporation (integrated oil and gas company) from August 2005 until his retirement in December 2005. From 2001 to 2005, he was Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") (oil and gas exploration and development company) and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. Dr. Williamson holds a Bachelor of Arts degree in Geology, a Master of Science degree in Geology and a Doctorate in Geology.
Current public company directorships(7): Weyerhaeuser Company, PACCAR Inc.
Other current directorships(8): Greyrock Energy Inc.

18       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Charles M. Winograd(1)(2) Age: 67(9) Toronto, Ontario Canada	2009	Charles (Chuck) Winograd is Senior Managing Partner of Elm Park Credit Opportunities Fund (mid-market lending limited partnership). He is also President of Winograd Capital Inc. (external consulting and private investments firm). From 2001 to 2008, Mr. Winograd was Chief Executive Officer of RBC Capital Markets (investment bank). When RBC Dominion Securities (investment bank) acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields (privately owned investment dealer) from 1971 until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. Mr. Winograd holds a Master of Business Administration degree from the University of Western Ontario and is a Chartered Financial Analyst (CFA).
Current public company directorships(7): RioCan Real Estate Investment Trust, TMX Group Inc.
Other current directorships(8): Pathways to Education Canada, Sinai Health System, James Richardson & Sons, Limited

1)
Member of the Audit Committee.

2)
Member of the Governance and Nominating Committee.

3)
Member of the Human Resources Committee.

4)
Member of the Health, Safety, Environment and Corporate Responsibility Committee.

5)
Member of the Reserves Committee.

6)
Member of the CEO Succession Committee.

7)
Refers only to issuers that are reporting issuers in Canada or the equivalent in a foreign jurisdiction.

8)
Refers to directorships of non-public companies, organizations or other entities that require a significant time commitment from the director listed.

9)
Ages are calculated as at February 28, 2015.

Samuel Merksamer, currently a director of the Corporation, was a director of Dynegy Inc., a power generation company, from March 2011 to October 2012. He was appointed in anticipation of Dynegy Inc.'s financial restructuring and was a director when it filed for Chapter 11 bankruptcy protection until it emerged from bankruptcy.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       19

Officers

The following table sets out the name, city, province and country of residence and office held for each of the executive officers of the Company as at March 1, 2015.

Name and Province or State and Country of Residence	Office

Harold N. Kvisle(1) Calgary, Alberta, Canada	President and Chief Executive Officer

Paul R. Smith(2) Calgary, Alberta, Canada	Executive Vice-President, Finance and Chief Financial Officer

A. Paul Blakeley(3) Singapore	Executive Vice-President, Asia-Pacific

Robert R. Rooney(4) Calgary, Alberta, Canada	Executive Vice-President, Corporate

Paul Warwick(5) Aberdeen, Scotland, United Kingdom	Executive Vice-President, Europe-Atlantic

1)
Hal Kvisle was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 10, 2012. Mr. Kvisle was the President and CEO of TransCanada Corporation, or its predecessor TransCanada PipeLines Limited, from May 2001 until his retirement in June 2010.

2)
Paul Smith was appointed Executive Vice-President, Finance and Chief Financial Officer effective May 20, 2013. Prior to that, he was Executive Vice-President, North America Operations of Talisman since September 2009. From March 2, 2009 to September 3, 2009, he was Executive Vice-President, International Operations (West). Prior to that, he was Upstream Vice President at TNK-BP International Limited from 2007 to 2009. From 2005 to 2007, he was Vice President, Northern North Sea at BP p.l.c.

3)
Paul Blakeley has held his current position since April 2006. From January 2006 to April 2006, he served as Vice-President, Southeast Asia. Prior to that, he served as Vice-President, UK and, prior to that, he served as General Manager, UK.

4)
Robert Rooney was appointed Executive Vice-President, Corporate effective July 29, 2014. Prior to that, he was Executive Vice-President, Legal and General Counsel since 2008. Mr. Rooney has served on the board of directors of numerous private and public companies. Until November 2005, Mr. Rooney was a partner with Bennett Jones LLP where he was a member of the Executive Committee and led the firm's Energy and Natural Resources practice group.

5)
Paul Warwick was appointed Executive Vice-President, International Operations West in May 2012. From 2008 until 2012, Mr. Warwick served as President Europe and West Africa, President UK, President UK and Africa and President Asia Pacific at ConocoPhillips.

Shareholdings of Directors and Executive Officers

As of January 31, 2015, the aforementioned directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 879,544 Common Shares of the Company, representing 0.08% of the issued and outstanding Common Shares on January 31, 2015, and 300 Series 1 First Preferred Shares, representing less than 1% of the issued and outstanding Series 1 First Preferred Shares.

Conflicts of Interest

Certain directors of the Company and its subsidiaries are associated with other reporting issuers or other corporations, which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors and officers of the Company are required to disclose to the Company the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer is: (a) a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Furthermore, each director is expected to act in good faith and recuse himself or herself from such portions of Board or Board committee meetings involving any conflict between the director and the Company.

As described in "Corporate Responsibility and Environmental Protection," Talisman has adopted the BCE Code, which applies to all directors, officers, employees and contractors of Talisman and its subsidiaries. As required by the BCE Code, individuals representing Talisman must not enter into outside activities, including business interests or other employment that might interfere with or be perceived to interfere with their performance at Talisman. In addition, Talisman officers, employees and contractors are required to abide by an internal Conflict of Interest in Employment Policy.

AUDIT COMMITTEE INFORMATION

Information concerning the Audit Committee of the Company, as required by National Instrument 52-110, is provided in Schedule B to this Annual Information Form.

LEGAL PROCEEDINGS

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. None of these claims are currently expected to have a material impact on the Company's financial position.

20       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

RISK FACTORS

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the important risks and other matters that could cause actual results of Talisman to differ materially from those reflected in forward-looking statements and that could affect the trading price of the Company's outstanding securities. The risks described below may not be the only risks Talisman faces, as Talisman's business and operations may also be subject to risks that Talisman does not yet know of, or that Talisman currently believes are immaterial. Events or circumstances described below could materially and adversely affect Talisman's business, financial condition, results of operations or cash flow and the trading price of Talisman's securities could decline. The risks described below are interconnected, and more than one of these risks could materialize simultaneously or in short sequence if certain events or circumstances described below actually occur. The following risk factors should be read in conjunction with the other information contained herein and in the Consolidated Financial Statements and the related notes.

Risks Relating to the Repsol Transaction

Termination of the Arrangement Agreement

Repsol has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement Agreement will not be terminated by Repsol before the completion of the plan of arrangement. If the Arrangement Agreement is terminated, there is no guarantee that a transaction could be negotiated with an alternative party. Failure to complete the plan of arrangement could materially negatively impact the price of Talisman's Common Shares and Preferred Shares.

Conditions Precedent and Requirement for Regulatory Approvals

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of the parties to the Arrangement Agreement, including receipt of certain regulatory approvals. There can be no certainty, nor can the parties to the Arrangement Agreement provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. Moreover, a substantial delay in obtaining satisfactory approvals could result in the Arrangement not being completed. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company's current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company. In addition, failure to complete the Arrangement for any reason could materially negatively impact the trading price of the common shares and preferred shares of the Company.

Credit, Liquidity and Access to Capital

Talisman's financial performance and cash flow is highly sensitive to the prevailing prices of crude oil, natural gas liquids and natural gas, which fluctuate in response to a variety of factors beyond the Company's control. A substantial and extended decline in the prices of crude oil, natural gas liquids or natural gas could negatively impact the Company's liquidity and/or credit ratings, adversely affect the Company's ability to comply with covenants under denominated long-term notes and credit facilities, and/or affect the Company's ability to pay dividends. See also "Risk Factors – Volatility of Crude Oil, Natural Gas Liquids and Natural Gas Prices."

Future development of the Company's business may be dependent on its ability to obtain additional capital, including, but not limited to, debt and equity financing. An inability to access capital could affect the Company's ability to make future capital expenditures and to fund its capital, operating and financing commitments. The Company's ability to obtain additional capital is dependent on, among other things, interest in investments in the energy industry in general and interest in the Company's securities in particular.

The volatility of credit markets can result in market conditions that may restrict timely access and limit the Company's ability to secure and maintain cost-effective financing on acceptable terms and conditions. In addition, if any lender under Talisman's syndicated bank credit facility does not fund its commitment, the Company's liquidity may be reduced by an amount up to the aggregate amount of such lender's commitment. See also "Risk Factors – Counterparty Credit Risk."

The credit rating agencies regularly evaluate the Company, and their ratings of the Company's securities are based on a number of factors not entirely within the Company's control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. There can be no assurance that one or more of the Company's credit ratings will not be downgraded. A reduction in any of the Company's current investment-grade credit ratings to below investment grade could adversely affect the cost and availability of borrowing, and access to sources of liquidity and capital. In addition, the Company relies on access to letters of credit in the normal course of business in order to support some of its operations. For example, with respect to Talisman's North Sea operations, the Company relies on access to letters of credit facilities which entitle a bank to demand cash at any time to cover the full amount of any letter of credit issued with respect to UK decommissioning obligations. There can be no assurance that the Company will be able to obtain the necessary letters of credit or repay the full amount of a letter of credit upon demand. See also "Risk Factors – Capital Allocation and Project Decisions."

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       21

Volatility of Crude Oil, Natural Gas Liquids and Natural Gas Prices

Talisman's financial performance is highly sensitive to the prevailing prices of crude oil, natural gas liquids and natural gas. Fluctuations in these prices could have a material adverse effect on the Company's operations and financial condition, the value of its liquids and natural gas reserves and its level of expenditure for liquids and gas exploration and development. Prices for liquids and natural gas fluctuate in response to changes in the supply of and demand for liquids and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are largely determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability throughout the world, the availability of alternative fuel sources, technological advances affecting energy production and consumption, and weather conditions. About 58% of the natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and prices of alternative sources of energy. The remaining 42% of natural gas prices realized by Talisman are in markets outside of North America, primarily in Southeast Asia. These other prices are largely determined by long-term contracts that are linked to international oil and/or oil equivalent prices. The development of crude oil and natural gas discoveries in offshore areas and the development of shale gas plays are particularly dependent on the outlook for liquids and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of liquids and/or natural gas could result in delay or cancellation of drilling, development or construction programs, and curtailment in production and/or unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in the booking of lower oil and gas reserves net of royalties. Moreover, changes in commodity prices may result in the Company making downward adjustments to the Company's estimated reserves. If this occurs, or if the Company's estimates of production or economic factors change, accounting rules may require the Company to impair, as a non-cash charge to earnings, the carrying value of the Company's oil and gas properties. The Company is required to perform impairment tests on oil and gas properties whenever events or changes in circumstances indicate that the carrying value of properties may not be recoverable. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of the Company's oil and gas properties, the carrying value may not be recoverable and, therefore, an impairment charge will be required to reduce the carrying value of the properties to their estimated fair value. The Company may incur impairment charges in the future, which could materially affect the Company's results of operations in the period incurred.

Capital Allocation and Project Decisions

Talisman's long-term financial performance is sensitive to the capital allocation decisions taken and the underlying performance of the projects undertaken. Capital allocation and project decisions are undertaken after assessing reserve and production projections, capital and operating cost estimates and applicable fiscal regimes that govern the respective government take from any project. All of these factors are evaluated against common commodity pricing assumptions and the relative risks of projects. These factors are used to establish a relative ranking of projects and capital allocation, which is then calibrated to ensure the debt and liquidity of the Company is not compromised. However, material changes to project outcomes and deviation from forecasted assumptions, such as production volumes and rates, realized commodity price, cost or tax and/or royalties, could have a material impact on the Company's cash flow and financial performance as well as assessed impacts of impairments on Talisman's assets. Adverse economic and/or fiscal conditions could impact the prioritization of projects and capital allocation to these projects, which in turn could lead to adverse effects such as asset under investment, asset performance impairments or land access expiries.

Uncertainties around some of Talisman's projects could result in changes to the Company's capital allocation or its spend target being exceeded. The Company cannot be certain that funding, if needed, will be available to the extent required or on acceptable terms. To the extent that asset sales are necessary to fund capital requirements, Talisman's ability to sell assets is subject to market interest. If Talisman is unable to access funding when needed on acceptable terms, the Company may not be able to fully implement its business plans, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on Talisman's business, financial condition, cash flows, and results of operations. See also "Risk Factors – Credit, Liquidity and Access to Capital " and "Risk Factors – Interest Rates."

Project Delivery

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors, many of which are beyond the Company's control. These factors include the level of direct control by Talisman since many of the projects in which Talisman is involved are not operated by Talisman, and timing and project management control are the responsibility of the operator. See also "Risk Factors – Non-Operatorship and Partner Relations." The global demand for project resources can impact the access to appropriately competent contractors and construction yards as well as to raw products, such as steel. Typical execution risks include the availability of seismic data, the availability of

22       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

processing capacity, the availability and proximity of pipeline capacity, the availability of drilling and other equipment, the ability to access lands, weather, unexpected cost increases, accidents, the availability of skilled labour, including engineering and project planning personnel, the need for government approvals and permits, and regulatory matters. Subsurface challenges can also result in additional risk of cost overruns and scheduling delays if conditions are not typical of historical experiences. Talisman utilizes materials and services which are subject to general industry-wide conditions. Cost escalation for materials and services may be unrelated to commodity price changes and may continue to have a significant impact on project planning and economics. Talisman operates in challenging, environmentally hostile climates, such as Papua New Guinea, where logistical costs can be materially impacted by seasonal and occasionally unanticipated weather patterns. Contracts where work has been placed under a lump sum arrangement are subject to additional challenges related to scheduling, reputation and relationship management with the Company's coventurers.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find and develop, or acquire, additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource, and Talisman is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves and, if production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, development potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. If a high impact prospect identified by the Company fails to materialize in a given year, the Company's multi-year exploration and/or development portfolio may be compromised. See also "Risk Factors – Volatility of Crude Oil, Natural Gas Liquids and Natural Gas Prices". The recent decline in commodity prices, if sustained, may result in promising exploration and development projects being deemed uneconomic. Continued failure to achieve anticipated reserve and resource addition targets may result in the Company's withdrawal from an area, which in turn may result in a writedown of any associated reserves and/or resources for that area.

Hedging Activities

Talisman uses derivative instruments to hedge a portion of the Company's expected production so as to manage the impact of fluctuations in crude oil and natural gas prices on the Company's results of operations and cash flow. Fluctuations in crude oil and gas prices could have a material effect on the volatility of the Company's earnings. To the extent that Talisman engages in hedging activities to protect itself against commodity price declines, Talisman may be prevented from fully realizing the benefits of increases in crude oil and natural gas prices above the prices established by the Company's hedging contracts. See also "Risk Factors – Volatility of Crude Oil, Natural Gas Liquids and Natural Gas Prices." When considered appropriate, the Company may also use currency swaps to manage fluctuations in exchange rates and interest rate swaps to manage Talisman's exposure to interest rate changes through the Company's borrowings. See also "Risk Factors – Exchange Rate Fluctuations" and "Risk Factors – Interest Rates."

In addition, Talisman's hedging portfolio may expose it to financial losses in certain circumstances, such as the recognition of certain mark-to- market gains and losses on derivative instruments. The fair value of the Company's natural gas and crude oil, exchange rate or interest rate derivative instruments can fluctuate significantly between periods.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data. In addition, the process requires future projections of reservoir performance and economic conditions; therefore, reserves estimates are inherently uncertain. Since all reserves estimates are, to some degree, uncertain, reserves classification attempts to qualify the degree of uncertainty involved.

Since the evaluation of reserves involves the evaluator's interpretation of available data and projections of price and other economic factors, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on estimated uncertainty, and the estimates of future net revenue or future net cash flows prepared by different evaluators or by the same evaluators at different times may vary substantially.

Each year, Talisman prepares evaluations of all of its reserves internally. Initial estimates of reserves are often based upon volumetric calculations and analogy to similar types of reservoirs, rather than actual well data and performance history. Estimates based on these methods generally are less certain than those based on actual performance. The Company may adjust its estimates and classification of reserves and future net revenues or cash flows based on results of exploration and development drilling and testing, additional performance history, prevailing oil and gas prices, and other factors, many of which are beyond the Company's control. As new information becomes available, subsequent evaluations of the same reserves may continue to have variations in the estimated reserves, some of which may be material. In addition, Talisman's actual production, taxes, and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       23

Operational Risks

Major Incident, Major Spill / Loss of Well Control

Oil and gas drilling and producing operations are subject to many risks, including the risk of fire, explosions, mechanical failure, pipe or well cement failure, well casing collapse, pressure or irregularities in formations, chemical and other spills, unauthorized access to hydrocarbons, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination, vessel collision, structural failure, loss of buoyancy, storms or other adverse weather conditions and other occurrences. If any of these should occur, Talisman could incur legal defence costs and remedial costs and could suffer substantial losses due to injury or loss of life, human health risks, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, unplanned production outage, cleanup responsibilities, regulatory investigation and penalties, increased public interest in Talisman's operational performance and suspension of operations. The Company's horizontal and deep drilling activities involve greater risk of mechanical problems than vertical and shallow drilling operations.

Talisman maintains insurance that contemplates both first and third party exposures for Talisman's onshore and offshore operations globally. There is no assurance that this insurance will be adequate to cover all losses or exposures to liability. The Company believes that its coverage is aligned with customary industry practices and in amounts and at costs that Talisman believes to be prudent and commercially practicable. While Talisman believes these policies are customary in the industry, they do not provide complete coverage against all operating risks. In addition, the Company's insurance does not cover penalties or fines that may be assessed by a governmental authority. A loss not fully covered by insurance could have a material adverse effect on the Company's financial position, results of operations and cash flows. The insurance coverage that the Company maintains may not be sufficient to cover every claim made against Talisman in the future. In addition, a major incident could impact Talisman's reputation in such a way that it could have a material adverse effect on the Company's business.

Talisman operates and drills wells in both mature producing areas such as the UK, Norway and North America and in several remote areas in multiple countries. In 2014, Talisman carried out drilling operations in the Kurdistan Region of Iraq, Papua New Guinea and Colombia. The Company may seek new leases and/or drill in similar environments in the future.

Health Hazards and Personal Safety Incidents

The employee and contractor personnel involved in exploration and production activities and operations of the Company are subject to many inherent health and safety risks and hazards, which could result in occupational illness or health issues, personal injury, and loss of life, facility quarantine and/or facility and personnel evacuation. For example, employees and contractors are subject to the possibility of loss of containment. This could lead to exposure to the release of high pressure materials as well as collateral shrapnel from piping or vessels which could result in personal injury and loss of life.

Security Incident

Talisman's operations may be adversely affected by security-related incidents which are not within the control of the Company, such as war (external and internal conflicts) and remnants of war, sectarian violence, civil unrest, criminal acts, terrorism and abductions in locations where Talisman operates. Security-related incidents may include allegations of human rights abuse associated with the provision of security to Talisman operations. In particular, the Company faces increased security risks in the Kurdistan Region of Iraq, Colombia, Peru, Papua New Guinea and Algeria within Talisman's current portfolio. A significant security incident could result in the deferral of or termination of Company activity within the impacted areas of operations, thus adversely impacting execution of the Company's business strategy (e.g., delaying exploration and development, causing a halt to production or forcing exit strategy processes), which could adversely affect Talisman's financial condition.

Regulatory Approvals/Compliance and Changes to Laws and Regulations

Talisman's exploration and production operations are subject to extensive regulation at many levels of government, including municipal, state, provincial and federal governments, in the countries where Talisman operates and are subject to interruption or termination by governmental and regulatory authorities based on environmental or other considerations. Moreover, Talisman has incurred and will continue to incur costs in the Company's efforts to comply with the requirements of environmental, safety and other regulations. Further, the regulatory environment in the oil and gas industry could change in ways that Talisman cannot predict and that might substantially increase the Company's costs of compliance and, in turn, materially and adversely affect the Company's business, results of operations and financial condition.

Failure to comply with the applicable laws or regulations may result in significant increases in costs, fines or penalties and even shutdowns or losses of operating licences or criminal sanctions. If regulatory approvals or permits required for operations are delayed or not obtained, Talisman could experience delays or abandonment of projects, decreases in production and increases in costs. This could result in an inability of the Company to fully execute its strategy and adverse impacts on its financial condition. See also "Risk Factors – Fiscal Stability" and "Risk Factors – Socio-Political Risks."

24       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Changes to existing laws and regulations or new laws could have an adverse effect on Talisman's business by increasing costs, impacting development schedules, reducing revenue and cash flow from natural gas and oil sales, reducing liquidity or otherwise altering the way Talisman conducts business. There have been various proposals to enact new, or amend existing, laws and regulations relating to greenhouse gas ("GHG") emissions, hydraulic fracturing (including associated additives, water use, induced seismicity, and disposal) and shale gas development generally. For example, in Colombia, the high level of oil and gas activity in the country has resulted in significant delays in the granting of the required environmental licences. These delays may result in reduced near-term production. See also "Risk Factors – Environmental Risks."

Talisman continues to monitor and assess any new policies, legislation, regulations and treaties in the areas where the Company operates to determine the impact on Talisman's operations. Governmental organizations unilaterally control the timing, scope and effect of any currently proposed or future laws, regulations or treaties, and such enactments are subject to a myriad of factors, including political, monetary and social pressures. Talisman acknowledges that the direct and indirect costs of such laws, regulations and treaties (if enacted) could materially and adversely affect the Company's business, results of operations and financial condition.

Fiscal Stability

Governments may amend or create new legislation that could impact the Company's operations and that could result in increased capital, operating and compliance costs. Moreover, Talisman's operations are subject to various levels of taxation in the countries where the Company operates. Federal, provincial, and state income tax rates or incentive programs relating to the oil and gas industry in the jurisdictions where the Company operates may in the future be changed or interpreted in a manner that could materially affect the economic value of the respective assets. For example, the US Congress has been considering a revision of the immediate deduction currently available for drilling costs.

Stakeholder Opposition

Talisman's planned activities may be adversely affected if there is strong community opposition to its operations. For example, local community concerns in parts of Colombia, the Kurdistan Region of Iraq and Papua New Guinea could potentially result in development and production delays in those operations. There is also heightened public concern regarding hydraulic fracturing in parts of North America, such as New York, which could materially affect the Company's shale operations. In some circumstances, this risk of community opposition may be higher in areas where Talisman operates alongside indigenous communities who may have additional concerns regarding land ownership, usage or claim compensation.

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability in the jurisdictions in which it operates, which are not within the control of Talisman, including, among other things, a change in crude oil, natural gas liquids or natural gas pricing policy and/or related regulatory delays, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, a change in taxation policies, economic sanctions, the imposition of specific drilling obligations, the imposition of rules relating to development and abandonment of fields, access to or development of infrastructure, jurisdictional boundary disputes, and currency controls. As a result of continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law, health, safety and environmental regulations, and other human rights-based litigation risk. Numerous countries in which the Company is active, including, but not limited to, the Kurdistan Region of Iraq, Colombia, Vietnam, Algeria and Indonesia, have been subject to recent economic or political instability, disputes and social unrest, and military or rebel hostilities. The potential deterioration of socio-political security situations (i.e. political instability and/or disputes) poses increased risk, which may result in the cessation of operations as well as the delay in payment or exports; for example, in the Kurdistan Region of Iraq with respect to the negotiation of Iraq Federal Oil and Gas Law, and in Vietnam and Malaysia with respect to China's claim over disputed waters in the East Sea. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability, social unrest, military hostilities or United Nations, US or other international sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Non-Operatorship and Partner Relations

Some of Talisman's projects are conducted in joint venture environments where Talisman has a limited ability to influence or control operations or future development, safety and environmental standards, and amount of capital expenditures. Companies which operate these properties may not necessarily share Talisman's health, safety and environmental standards or strategic or operational goals or approach to partner relationships, which may result in accidents, regulatory noncompliance, project delays or unexpected future costs, all of which may affect the viability of these projects and Talisman's standing in the external market.

Talisman is also dependent on other working interest co-participants of these projects to fund their contractual share of the capital expenditures. If these co-participants are unable to fund their contractual share of, or do not approve, the capital expenditures, the

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       25

co-participants may seek to defer programs, resulting in strategic misalignments and a delay of a portion of development of Talisman's programs, or the co-participants may default such that projects may be delayed and/or Talisman may be partially or totally liable for their share.

Some of Talisman's projects involve transition of operatorship as part of a joint venture, which requires a significant amount of effort and coordination. Successful handover of the operations to the partners is dependent on Talisman's ability to maintain equal governance and active involvement in the operations.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Legal Proceedings."

Exchange Rate Fluctuations

Results of operations are affected primarily by the exchange rates between the US$, the C$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices (including the Company's Consolidated Financial Statements, which are presented in US$), while the majority of Talisman's expenditures are denominated in US$, C$, UK£ and NOK. A change in the relative value of the US$ against the C$ or the UK£ would also result in an increase or decrease in Talisman's C$ or UK£ denominated debt, as expressed in US$, and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Environmental Risks

General

All phases of Talisman's oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries where Talisman does business. These laws and regulations may require the acquisition of a permit before operations commence, restrict the types, quantities and concentration of substances that can be released into the environment in connection with the Company's drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution that may result from the Company's operations. Talisman's business is subject to the trend toward increased rigour in regulatory compliance and civil or criminal liability for environmental matters in certain regions (e.g., Canada, the United States and the European Union). Compliance with environmental legislation can require significant expenditures, and failure to comply with environmental legislation may result in the assessment of administrative, civil and criminal penalties, the cancellation or suspension of regulatory permits, the imposition of investigatory or remedial obligations or the issuance of injunctions restricting or prohibiting certain activities. Under existing environmental laws and regulations, Talisman could be held strictly liable for the remediation of previously released materials or property contamination resulting from its operations, regardless of whether those operations were in compliance with all applicable laws at the time they were performed. Regulatory delays, legal proceedings and reputational impacts from an environmental incident could result in a material adverse effect on the Company's business. Increased stakeholder concerns and regulatory actions regarding shale gas development could lead to third party or governmental claims, and could adversely affect the Company's business and financial condition. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs will not have such an effect in the future.

Hydraulic Fracturing

Public concern has been expressed over the potential impact of hydraulic fracturing operations, including water aquifer contamination; other qualitative and quantitative effects on water resources as large quantities of water are used and injected fluids either remain underground or flow back to the surface to be collected, treated and disposed; and the potential for fracturing activities to induce seismic events. Regulatory authorities in certain jurisdictions have announced initiatives in response to such concerns. Federal, provincial, state, and local legislative and regulatory initiatives relating to hydraulic fracturing, as well as governmental reviews of such activities, could result in increased costs, additional operating restrictions or delays, and adversely affect Talisman's production. Public perception of environmental risks associated with hydraulic fracturing can further increase pressure to adopt new laws, regulation or permitting requirements, or lead to regulatory delays, legal proceedings and/or reputational impacts. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delay, increased operating costs, and third party or governmental claims. They could also increase the Company's costs of compliance and doing business as well as delay the development of hydrocarbon (natural gas and oil) resources from shale formations, which may not be commercial without the use of hydraulic fracturing.

Due to the adoption of legal restrictions in New York, or if legal restrictions are adopted in other areas where Talisman is currently conducting or in the future plans to conduct operations, Talisman may incur additional costs to comply with such requirements that

26       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

may be significant in nature, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from the drilling of wells. In addition, if hydraulic fracturing becomes more regulated, the Company's fracturing activities could become subject to additional permitting requirements and result in permitting delays as well as potential increases in costs. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

Greenhouse Gas Emissions

Talisman is subject to various GHG emissions-related legislation. Current GHG emissions legislation does not result in material compliance costs, but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in jurisdictions with existing GHG legislation (e.g., UK, Norway, United States and Canada, notably Alberta and British Columbia) as well as in regions which currently do not have GHG emissions legislation and jurisdictions where GHG emissions legislation is emerging or is subject to change. Talisman monitors GHG legislative developments in all areas that the Company operates. Potential new or additional GHG legislation, and associated compliance costs, may have a material impact on the Company.

Environmental and Decommissioning Liabilities

Talisman is involved in the operation and maintenance of facilities and infrastructure in difficult and challenging areas, including offshore, deepwater, jungle and desert environments. Despite Talisman's implementation of health, safety and environmental standards, there is a risk that accidents or regulatory non-compliance can occur, the outcomes of which, including remedial work or regulatory intervention, cannot be foreseen or planned for. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for decommissioning liabilities in its annual Consolidated Financial Statements in accordance with IFRS. Additional information regarding decommissioning liabilities is set forth in the notes to the annual Consolidated Financial Statements. The process of estimating decommissioning liabilities is complex and involves significant uncertainties concerning the timing of the decommissioning activity; legislative changes; technological advancement; regulatory, environmental and political changes; and the appropriate discount rate used in estimating the liability. Any change to these assumptions could result in a change to the decommissioning liabilities to which Talisman is subject. In Talisman's North Sea operations, changes in these assumptions would potentially have a significant impact on the Company's decommissioning liabilities because of the assessed size of these future costs. Any changes to decommissioning estimates influence the value of letters of credit to be provided pursuant to the decommissioning security agreements. There can be no assurances that the cost estimates and decommissioning liabilities are materially correct and that the liabilities will occur when predicted. In addition, Talisman is often jointly and severally liable for the decommissioning costs associated with Talisman's various operations and could, therefore, be required to pay more than its net share.

Attraction, Retention and Development of Personnel

Successful execution of the Company's plans is dependent on Talisman's ability to attract and retain talented personnel who have the skills necessary to deliver on the Company's strategy and maintain safe operations. This includes not only key talent at a senior level, but also individuals with the professional and technical skill sets critical for Talisman's business, particularly geologists, geophysicists, engineers, accountants and other specialists. As labour demand remains high and a greater percentage of the population reaches retirement age, retention concerns are also heightened. In North America, Talisman competes for talent in two very competitive markets – Calgary and Houston. If the Company is unable to attract and retain highly qualified petrotechnical people in these markets, its ability to deliver may be significantly compromised. In addition, in the North Sea, high project activity has compounded competition for labour, posing an increased retention risk. In Asia, energy demand driven by economic growth has resulted in higher levels of activity in the sector and created strong competition for skilled technical staff. National oil companies and joint venture activities may also impose requirements to develop their national talent, increase secondee assignments, and employ local nationals.

Information Systems

Many of Talisman's business processes depend on the availability, capacity, reliability and security of the Company's information technology ("IT") infrastructure and Talisman's ability to expand and continually update this infrastructure in response to the Company's changing needs. The Company's IT systems are increasingly integrated in terms of geography, number of systems, and key resources supporting the delivery of IT systems. The performance of Talisman's key suppliers is critical to ensure appropriate delivery of key services. Any failure to manage, expand and update the Company's IT infrastructure, any failure in the extension or operation of this infrastructure, or any failure by the Company's key resources or service providers in the performance of their services could materially and adversely harm Talisman's business.

The ability of the IT function to support Talisman's business in the event of a disaster such as fire, flood or loss/denial of any of the Company's DataCentres or major office locations and Talisman's ability to recover key systems from unexpected interruptions cannot be fully tested and there is a risk that, if such an event actually occurs, the business continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a DataCentre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       27

In addition, the increasing risk of information security breaches, including more sophisticated attempts often referred to as advanced persistent threats, requires Talisman to continually improve its ability to detect and prevent such occurrences. Disruption of critical IT services, or breaches of information security, could have a negative effect on Talisman's operational performance and earnings, as well as on the Company's reputation.

Egress and Gas & Liquids Buyers

As increasing volumes of natural gas and liquids are brought onstream by Talisman and others, transportation and processing infrastructure capacity may, at times, be exceeded before capacity additions become available. In such an event, there is a risk that the transportation and/or processing of some of the Company's production may be restricted or delayed until pipeline connection or infrastructure additions are complete. For example, Colombia's oil export infrastructure generally continues to operate close to or at capacity, pending capacity additions which are at various stages of commissioning, approval and/or construction. Talisman and Equion currently have access to sufficient capacity in the key Ocensa pipeline allowing access to the Coveñas terminal and international markets. In addition, Equion has access to Oleoducto de Colombia, a parallel line from Vasconia to Coveñas. As Talisman's production in Colombia grows, the Company may not be able to secure sufficient upstream pipeline access into the Ocensa pipeline as soon as it is required. If Talisman is unable to negotiate access to additional upstream pipeline capacity or to employ trucking as an alternative, Talisman's production may be restricted or delayed and/or netbacks may be reduced on a portion of Talisman's production. In the Eagle Ford play, Talisman has acquired sufficient access to infrastructure for both liquids and gas for the near and medium term. Ensuring that Talisman holds sufficient transportation capacity to take gas supplies from the Marcellus area, which has seen a significant growth in production, to areas with liquid markets is critical to ensuring the ability to flow production on an unrestricted basis as well as to maximize the value for Talisman's production. Another associated risk will be the availability and diversity of contract and credit-enabled buyers. Should Talisman be unable to secure access to infrastructure and qualified buyers for its production, the Company could face reduced production and/or materially lower prices on some portion of production, which in turn could adversely affect the Company's operating results.

Interest Rates

The Company is exposed to interest rate risk principally by virtue of its borrowings. Borrowing at floating rates exposes Talisman to short-term movements in interest rates. Borrowing at fixed rates exposes Talisman to reset risk associated with debt maturity. Most of the Company's debt is issued at fixed interest rates; therefore, the Company's main exposure to changes in interest rates would occur in respect of short-term investments or borrowings in the event that substantial cash balances are invested in or owed to the Company.

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including suppliers and coventurers and counterparties to commodity sale/purchase agreements, interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations or settle their liabilities to the Company, the Company may suffer losses, may have to proceed on a sole risk basis, may have to forgo opportunities or may have to relinquish leases or blocks. The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. While the Company maintains a risk management system that limits exposures to any one counterparty, losses due to the failure by counterparties to fulfil their contractual obligations may adversely affect Talisman's financial condition.

Competitive Risk

The global oil and gas industry is highly competitive. Talisman faces significant competition and many of the Company's competitors have resources in excess of Talisman's available resources. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production, and industry personnel, including, but not limited to, geologists, geophysicists, engineers and other specialists that enable the business. Many of Talisman's competitors have the ability to pay more for seismic and lease rights in crude oil and natural gas properties and exploratory prospects. They can define, evaluate, bid for and purchase a greater number of properties and prospects than Talisman's financial or human resources permit. If the Company is not successful in the competition for oil and gas reserves or in the marketing of production, Talisman's financial condition and results of operations may be adversely affected. Many of the Company's competitors have resources substantially greater than Talisman's and have established positions in countries in which Talisman may seek new entry and, as a consequence, the Company may be at a competitive disadvantage. Typically during times of high commodity prices or increased industry activity, drilling and operating costs will also increase. These competitive forces may also lead to an overall increase in costs, which could have a negative impact on the Company's financial results.

28       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Corruption & Fraud

Talisman's operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. Talisman requires all employees to participate in ethics awareness training, which includes Talisman's policies against giving or accepting money or gifts in certain circumstances. Despite the training and policies, it is possible that Talisman, or some of its employees or contractors, could be charged with bribery or corruption. If Talisman is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, Talisman could be subject to onerous penalties. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations or bribery or corruption convictions could impair Talisman's ability to work with governments or non-governmental organizations. Such convictions or allegations could result in the formal exclusion of Talisman from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays, reduced market capitalization, reputational impacts and increased investor concern.

TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada, at 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8, along with its US co-transfer agent, Computershare Trust Company N.A., is the transfer agent and registrar for the Common Shares and the Series 1 First Preferred Shares of the Company. Computershare Trust Company of Canada also acts as trustee for various public debt securities. JPMorgan Chase Bank N.A., London Branch (now The Bank of New York Mellon, pursuant to bulk novation orders granted on April 3, 2007 and July 1, 2008), One Canada Square, London, UK, E14 5AL, acts as trustee for the 6.625% unsecured notes listed on the London Stock Exchange. Union Bank N.A., 120 S. San Pedro Street, Suite 400, Los Angeles, California, 90012, acts as trustee for various public debt securities. The Company has not retained transfer agents for any other outstanding securities.

INTERESTS OF EXPERTS

Talisman's auditors are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 1000, 440 – 2nd Avenue SW, Calgary, Alberta, T2P 5E9. Ernst & Young LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

Mr. Mark Ireland, an employee of Talisman, has provided the report on reserves data, included in Schedule "A" to this Annual Information Form, in his capacity as Talisman's Internal Qualified Reserves Evaluator. Mr. Ireland owns less than 1% of the outstanding Common Shares.

ADVISORIES

Forward-Looking Information

This Annual Information Form contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this Annual Information Form, including among other places, under the headings "General Development of the Business," "Description of the Business," "Corporate Responsibility and Environmental Protection," "Market for the Securities of the Company," "Legal Proceedings" and "Risk Factors." This forward-looking information includes, but is not limited to, statements regarding:

•
business strategy, priorities and plans;

•
completion of the Arrangement;

•
expected capital expenditures, timing and planned focus of such spending;

•
expected capital sources to fund the Company's capital program;

•
expected production and timing of such production;

•
planned drilling, development and seismic acquisition;

•
expected results from the Company's portfolio of oil and gas assets;

•
expected abandonment and reclamation costs;

•
anticipated funding of decommissioning liabilities; and

•
other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       29

The Company priorities disclosed in the Annual Information Form are objectives only and their achievement cannot be guaranteed.

Statements concerning oil and gas reserves contained in this Annual Information Form in Schedule "A" and elsewhere may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2015 assumes escalating commodity prices. Closing of the Repsol transaction is subject to receipt of certain regulatory approvals and contractual conditions.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary, and, in some instances, to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Annual Information Form. The material risk factors include, but are not limited to:

•
the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas;

•
risks and uncertainties involving geology of oil and gas deposits;

•
risks associated with project management, project delays and/or cost overruns;

•
uncertainty related to securing sufficient egress and access to markets;

•
the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•
the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities;

•
risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•
fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates;

•
health, safety, security and environmental risks, including risks related to the possibility of major accidents;

•
environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing;

•
uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets;

•
risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption);

•
risks related to the attraction, retention and development of personnel;

•
changes in general economic and business conditions;

•
risks associated with completion of the Arrangement;

•
the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and

•
results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included under the heading "Risk Factors" and elsewhere in this Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

30       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

The term "commerciality" is based upon the term as it is used in the Block CPE-6 licence (the "Licence"). A declaration of commerciality is a written declaration by the licensees to the state regulator that declares the licensees' unconditional decision to proceed with commercial exploration of a discovery. Upon filing a declaration of commerciality, a discovery becomes a commercial field under the terms of the Licence.

As used in the context of Talisman's Colombian assets, long-term testing indicates continuous well production going to market at the most recent weekly average. A permit for long-term testing is required for a well to produce oil until the permit for full field development has been granted.

Oil and Gas Information

All references to reserves volumes in this Annual Information Form are to reserves volumes estimated in accordance with Canadian disclosure standards.

Talisman makes reference to production volumes throughout this Annual Information Form. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments.

Natural gas is converted to a barrel of oil equivalent (boe) at the ratio of six thousand cubic feet (mcf) to one barrel (bbl) of oil. Oil is converted to natural gas equivalent (mcfe) at the ratio of one bbl to six mcf of natural gas. The boe and mcfe measures may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl and an mcfe conversion ratio of one bbl to six mcfe are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalence at the wellhead.

EXCHANGE RATE INFORMATION

Except where otherwise indicated, all dollar amounts in this Annual Information Form are stated in US dollars ("US$" or "$"). The following table sets forth the Canada/US exchange rates on the last trading day of the years indicated as well as the high, low and average rates for such years. The high, low and average exchange rates for each year were identified or calculated from spot rates in effect on each trading day during the relevant year. The exchange rates shown are expressed as the number of Canadian dollars ("C$") required to purchase one US$. These exchange rates are based on those published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate").

	Year ended December 31

	2014	2013	2012

Year-end	1.1601	1.0636	0.9949

High	1.0614	0.9839	0.9710

Low	1.1643	1.0697	1.0418

Average	1.1045	1.0299	0.9996

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       31

ABBREVIATIONS

The abbreviations used in this Annual Information Form have the following meanings:

bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
bcfe	billion cubic feet equivalent
boe	barrels of oil equivalent
bopd	barrels of oil per day
boe/d	barrels of oil equivalent per day
mbbls	thousand barrels
mboe/d	thousand barrels oil equivalent per day
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent
mmbbls	million barrels
mmbbls/d	million barrels per day
mmboe	million barrels of oil equivalent
mmcf/d	million cubic feet per day
mmcfe/d	millions of cubic feet equivalent per day
tcf	trillion cubic feet
C$	Canadian dollar
COGEH	Canadian Oil and Gas Evaluation Handbook
HH	Henry Hub
IFRS	International Financial Reporting Standards
IQRE	Internal Qualified Reserves Evaluator
JOC	Joint Operating Company
km	kilometre
LNG	Liquefied Natural Gas
NGL	Natural Gas Liquids
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$ or $	United States dollar
WTI	West Texas Intermediate

32       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

MATERIAL CONTRACTS

The only material contract the Company entered into during the last completed financial year was the Arrangement Agreement entered into on December 15, 2014 among Repsol S.A., an indirect wholly-owned subsidiary of Repsol S.A., and Talisman, providing for the acquisition of Talisman. Under the terms of the Arrangement Agreement, the acquisition is to be accomplished through a plan of arrangement pursuant to the Canada Business Corporations Act.

ADDITIONAL INFORMATION

Additional information related to the Company, including the information incorporated by reference herein, may be found on SEDAR at www.sedar.com and on Edgar at www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's Management Proxy Circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in the Company's audited Consolidated Financial Statements for the year ended December 31, 2014 and related annual Management's Discussion and Analysis.

Copies of the Company's annual documents may be obtained from Talisman's website at www.talisman-energy.com or upon request from: Investor Relations Department, Talisman Energy Inc., 2000, 888 – 3rd Street SW, Calgary, Alberta, T2P 5C5, email: tlm@talisman-energy.com.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       33

SCHEDULE A – RESERVES DATA AND OTHER OIL AND GAS INFORMATION

34       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

INTRODUCTION

As a Canadian public company, Talisman is subject to the disclosure requirements of National Instrument NI 51-101 ("NI 51-101") of the Canadian Securities Administrators, which applies to the disclosure of reserves and other oil and gas information. The disclosure in this Schedule A has been prepared in compliance with the annual disclosure requirements of NI 51-101. Certain reserves and other oil and gas information prepared in accordance with US standards is contained in the Company's annual report on Form 40-F for the fiscal year ended December 31, 2014 filed with the SEC.

Talisman's investments in Equion and TSEUK are accounted for using the equity method of accounting. NI 51-101 currently requires that, in such circumstances, Talisman's share of the reserves and future net revenues of Equion and TSEUK be disclosed separately from Talisman's reserves and future net revenue. Accordingly, in a number of the tables which follow, information is first provided in respect of Talisman Energy Inc. and its subsidiaries which are consolidated for financial reporting purposes (under the heading "Consolidated Entities") and then in respect of Equion and TSEUK (under the heading "Equity Investments"). All information in respect of Equion and TSEUK reflects Talisman's 49% equity interest in Equion and 51% equity interest in TSEUK. Unless otherwise indicated, all references in this Schedule to Talisman's reserves include the reserves attributable to its equity investments in Equion and TSEUK. The reserves for Equion and TSEUK were evaluated internally by Talisman in the same manner as the consolidated reserves for Talisman, as described below.

INTERNAL EVALUATION

Talisman's oil and gas reserves are evaluated internally. Talisman has obtained an exemption from NI 51-101 that exempts Talisman from the requirement under NI 51-101 to have its reserves evaluated or audited by independent reserves evaluators. The following discussion is provided pursuant to the requirements of the exemption.

Talisman understands that the purpose of the requirement under NI 51-101 for the involvement of independent qualified evaluators or auditors is to ensure that disclosure of reserves information reflects the conclusions of qualified professionals applying consistent standards and that such conclusions are not affected by adverse influences. Talisman believes that using independent evaluators or auditors would not materially enhance the reliability of its reserves estimates in light of the expertise of its internal reserves evaluation personnel and the controls applied during its reserves evaluation process. Talisman believes that its internal resources are at least as extensive as, if not greater than, those which would be assigned by any independent evaluators or auditors engaged by the Company, and that its internal staff's knowledge of and experience with the Company's reserves enable the Company to prepare an evaluation at least equivalent to that of any independent evaluator or auditor.

As at December 31, 2014, the Company's internal reserves evaluation staff included more than 130 persons with full-time or part-time responsibility relating to participation in Talisman's reserves process, of whom 20 were "qualified reserves evaluators" for purposes of NI 51-101. The qualified reserves evaluators have an average of approximately 11 years of relevant experience in evaluating reserves. The Company's internal reserves evaluation management personnel are responsible for reserves evaluation management and are directly involved in evaluating reserves and/or overseeing the reserves evaluation process. The Company has appointed an Internal Qualified Reserves Evaluator ("IQRE") who is responsible for the preparation and validation of the Company's reserves evaluations and the submission to the Company's Board of Directors of reports thereon and reports directly to the President and Chief Executive Officer in that role. The Company's IQRE is Mark Ireland, a graduate of Pennsylvania State University with B.S. and M.S. degrees in Petroleum Engineering. Mr. Ireland has more than 30 years of petroleum engineering experience internationally and in North America. He is a professional engineer registered in both Texas and Alberta and is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

Talisman has adopted a corporate policy that prescribes procedures and standards to be followed in preparing its reserves data. The following summarizes Talisman's current process for preparing and approving its publicly disclosed reserves data.

All of Talisman's reserves are evaluated annually. Talisman employs qualified, competent, experienced engineers to ensure consistently high levels of professionalism in the estimation of its reserves data. Technical, cost and economic assumptions underpinning reserves estimates are documented to provide a clear audit trail.

Talisman conducts formal reviews during the reserves estimation process to ensure the reasonableness, completeness and accuracy of input data; the appropriateness of the technical subsurface methodology; the full understanding of reserves movements; and the correct use of reserves classifications. All reserves estimates are reviewed and approved by the respective Executive Vice-President of the operating area to which the reserves relate and then submitted to the Company's executive operating committee, comprised of the President and Chief Executive Officer, the Executive Vice-Presidents and certain Senior Vice-Presidents of the Company, for review and approval. In addition, the IQRE conducts a separate review to ensure the effectiveness of the disclosure controls and that the reserves estimates are free from material misstatement. The reserves data and the reports of the IQRE thereon are then reviewed by the Reserves Committee of the Board of Directors. The Reserves Committee and the IQRE have independent access to each other. Once approved by the Reserves Committee, the reserves data is submitted to the Board of Directors for final approval.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       35

Notwithstanding that Talisman is exempt from the independent evaluator requirements of NI 51-101, Talisman obtains annual independent audits of its reserves estimates for some of its properties on a rotating basis. Over the past four years, these rotational independent audits have covered, in aggregate, properties which, at December 31, 2014, represent approximately 77% of the Company's proved plus probable reserves (on a boe basis) as at December 31, 2014. At the time of the audits, these audits have not revealed any material discrepancies in the reserves reported at such time using the standards in effect at the time of the audit. Talisman's IQRE oversees the preparation of the independent audits. Talisman maintains a Reserves and Resources Data Policy and Procedures Manual, which it updates as appropriate and on a periodic basis. Talisman also conducts periodic internal audits of the procedures, records and controls relating to the preparation of reserves data. Accordingly, Talisman considers the reliability of its internally generated reserves data to be not materially less than would be afforded by the independent evaluator requirements of NI 51-101.

RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The effective date of the reserves data and other oil and gas information in this section is December 31, 2014 and the preparation date is March 3, 2015.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserves estimates on the Company's properties provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

In accordance with NI 51-101, the estimates of reserves and future net revenue set forth below are based on forecast prices and costs.

Definitions of the various terms used in the following tables are set forth under "Definitions" below. In certain of the tables set forth below, the columns may not add due to rounding.

36       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Reserves Estimates (Forecast Prices and Costs)(1)

	Light Oil (mmbbls)		Heavy Oil (mmbbls)		Shale Oil (mmbbls)		Shale Gas (bcf)		Non-Shale Natural Gas (bcf)		Natural Gas Liquids (mmbbls)
Year ended December 31, 2014	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

CONSOLIDATED ENTITIES

Canada

Proved Developed Producing	3.2	2.7	24.6	22.0	–	–	26.1	23.0	405.2	385.0	24.4	20.0

Proved Developed Non-Producing	0.4	0.3	–	–	–	–	0.2	0.2	3.0	2.8	0.2	0.1

Proved Undeveloped	–	–	0.1	0.1	–	–	2.6	2.5	31.4	30.1	2.1	1.9

Total Proved	3.6	3.0	24.7	22.1	–	–	28.9	25.7	439.6	417.9	26.7	22.0

Total Probable	1.3	1.0	7.3	6.1	–	–	12.0	10.7	150.2	142.0	10.2	8.1

Total Proved Plus Probable	4.9	4.0	32.0	28.2	–	–	40.9	36.4	589.8	559.9	36.9	30.1

United States

Proved Developed Producing	–	–	–	–	5.8	4.4	1,108.7	929.6	29.0	24.6	27.6	20.7

Proved Developed Non-Producing	–	–	–	–	–	–	132.9	113.1	–	–	0.4	0.3

Proved Undeveloped	–	–	–	–	6.3	4.8	800.5	665.4	–	–	26.9	20.1

Total Proved	–	–	–	–	12.1	9.2	2,042.1	1,708.1	29.0	24.6	54.9	41.1

Total Probable	–	–	–	–	2.2	1.7	826.1	694.4	9.5	8.1	13.1	9.9

Total Proved Plus Probable	–	–	–	–	14.3	10.9	2,868.2	2,402.5	38.5	32.7	68.0	51.0

North Sea(2)

Proved Developed Producing	3.2	3.2	–	–	–	–	–	–	6.8	6.8	0.8	0.8

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	–	–	–	–	–	–	–	–	–	–	–	–

Total Proved	3.2	3.2	–	–	–	–	–	–	6.8	6.8	0.8	0.8

Total Probable	6.1	6.1	–	–	–	–	–	–	15.9	15.9	1.7	1.7

Total Proved Plus Probable	9.3	9.3	–	–	–	–	–	–	22.7	22.7	2.5	2.5

Southeast Asia(3)

Proved Developed Producing	22.1	15.4	–	–	–	–	–	–	804.9	580.0	7.8	3.6

Proved Developed Non-Producing	0.5	0.2	–	–	–	–	–	–	46.4	33.3	0.3	0.2

Proved Undeveloped	0.9	0.8	–	–	–	–	–	–	444.4	298.7	3.0	1.0

Total Proved	23.5	16.4	–	–	–	–	–	–	1,295.7	912.0	11.1	4.8

Total Probable	73.6	52.1	–	–	–	–	–	–	723.0	510.9	6.3	2.7

Total Proved Plus Probable	97.1	68.5	–	–	–	–	–	–	2,018.7	1,422.9	17.4	7.5

Latin America(4)

Proved Developed Producing	–	–	4.7	3.7	–	–	–	–	–	–	–	–

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	–	–	4.5	3.5	–	–	–	–	–	–	–	–

Total Proved	–	–	9.2	7.2	–	–	–	–	–	–	–	–

Total Probable	–	–	15.9	12.3	–	–	–	–	–	–	–	–

Total Proved Plus Probable	–	–	25.1	19.5	–	–	–	–	–	–	–	–

Other(5)

Proved Developed Producing	14.2	7.4	–	–	–	–	–	–	–	–	2.1	1.1

Proved Developed Non-Producing	0.6	0.3	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	–	–	–	–	–	–	–	–	–	–	–	–

Total Proved	14.8	7.7	–	–	–	–	–	–	–	–	2.1	1.1

Total Probable	14.2	7.1	–	–	–	–	–	–	–	–	0.3	0.2

Total Proved Plus Probable	29.0	14.8	–	–	–	–	–	–	–	–	2.4	1.3

TOTAL CONSOLIDATED ENTITIES

Proved Developed Producing	42.7	28.7	29.3	25.7	5.8	4.4	1,134.8	952.6	1,245.9	996.4	62.7	46.2

Proved Developed Non-Producing	1.5	0.8	–	–	–	–	133.1	113.3	49.4	36.1	0.9	0.6

Proved Undeveloped	0.9	0.8	4.6	3.6	6.3	4.8	803.1	667.9	475.8	328.8	32.0	23.0

Total Proved	45.1	30.3	33.9	29.3	12.1	9.2	2,071.0	1,733.8	1,771.1	1,361.3	95.6	69.8

Total Probable	95.2	66.3	23.2	18.4	2.2	1.7	838.1	705.1	898.6	676.9	31.6	22.6

Total Proved Plus Probable	140.3	96.6	57.1	47.7	14.3	10.9	2,909.1	2,438.9	2,669.7	2,038.2	127.2	92.4

EQUITY INVESTEES

TSEUK

Proved Developed Producing	7.7	7.6	–	–	–	–	–	–	2.3	2.3	0.1	0.1

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	10.9	10.9	–	–	–	–	–	–	22.7	22.7	–	–

Total Proved	18.6	18.5	–	–	–	–	–	–	25.0	25.0	0.1	0.1

Total Probable	57.2	57.1	–	–	–	–	–	–	29.5	29.5	–	–

Total Proved Plus Probable	75.8	75.6	–	–	–	–	–	–	54.5	54.5	0.1	0.1

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       37

Equion

Proved Developed Producing	8.0	6.4	–	–	–	–	–	–	56.2	44.9	2.0	1.6

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	2.6	2.1	–	–	–	–	–	–	–	–	–	–

Total Proved	10.6	8.5	–	–	–	–	–	–	56.2	44.9	2.0	1.6

Total Probable	4.8	3.8	–	–	–	–	–	–	4.6	3.6	0.1	0.1

Total Proved Plus Probable	15.4	12.3	–	–	–	–	–	–	60.8	48.5	2.1	1.7

TOTAL EQUITY INVESTEES

Proved Developed Producing	15.7	14.0	–	–	–	–	–	–	58.5	47.2	2.1	1.7

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	13.5	13.0	–	–	–	–	–	–	22.7	22.7	–	–

Total Proved	29.2	27.0	–	–	–	–	–	–	81.2	69.9	2.1	1.7

Total Probable	62.0	60.9	–	–	–	–	–	–	34.1	33.1	0.1	0.1

Total Proved Plus Probable	91.2	87.9	–	–	–	–	–	–	115.3	103.0	2.2	1.8

TOTAL TALISMAN(6)

Proved Developed Producing	58.4	42.7	29.3	25.7	5.8	4.4	1,134.8	952.6	1,304.4	1,043.6	64.8	47.9

Proved Developed Non-Producing	1.5	0.8	–	–	–	–	133.1	113.3	49.4	36.1	0.9	0.6

Proved Undeveloped	14.4	13.8	4.6	3.6	6.3	4.8	803.1	667.9	498.5	351.5	32.0	23.0

Total Proved	74.3	57.3	33.9	29.3	12.1	9.2	2,071.0	1,733.8	1,852.3	1,431.2	97.7	71.5

Total Probable	157.2	127.2	23.2	18.4	2.2	1.7	838.1	705.1	932.7	710.0	31.7	22.7

Total Proved Plus Probable	231.5	184.5	57.1	47.7	14.3	10.9	2,909.1	2,438.9	2,785.0	2,141.2	129.4	94.2

1)
The prices used for the estimates of reserves are set forth under "Pricing Assumptions" later in this section.

2)
North Sea does not include any reserves attributable to Talisman's investment in TSEUK, shown separately under "Equity Investments" in this table.

3)
Southeast Asia includes Indonesia, Malaysia, Vietnam, Australia/Timor-Leste and Papua New Guinea.

4)
Latin America does not include any reserves attributable to Talisman's investment in Equion, shown separately under "Equity Investments" in this table.

5)
Other refers to Algeria.

6)
Total Consolidated Entities plus Total Equity Investments.

38       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Net Present Value of Future Net Revenue(1)

	Before Deducting Income Taxes Discounted At					After Deducting Income Taxes Discounted At(2)
Year ended December 31, 2014	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

CONSOLIDATED ENTITIES

Canada

Proved Developed Producing	(193.4)	1,045.0	988.5	853.1	743.1	(263.7)	1,011.4	971.4	844.0	738.0

Proved Developed Non-Producing	11.6	16.0	13.8	11.8	10.3	6.0	12.6	11.7	10.5	9.4

Proved Undeveloped	79.6	48.1	26.5	11.9	2.0	57.8	34.9	18.2	6.6	(1.4)

Total Proved	(102.2)	1,109.1	1,028.8	876.8	755.4	(199.9)	1,058.9	1,001.3	861.1	746.0

Total Probable	1,109.4	547.8	331.8	228.1	170.0	873.4	424.1	259.8	182.7	139.8

Total Proved Plus Probable	1,007.2	1,656.9	1,360.6	1,104.9	925.4	673.5	1,483.0	1,261.1	1,043.8	885.8

United States

Proved Developed Producing	3,154.0	2,559.3	2,034.8	1,680.5	1,435.9	3,116.3	2,538.6	2,022.4	1,672.5	1,430.5

Proved Developed Non-Producing	417.0	286.5	215.5	172.3	143.4	406.1	280.1	211.3	169.5	141.4

Proved Undeveloped	1,879.6	1,033.2	541.1	256.5	83.1	1,808.8	993.0	515.8	239.5	71.0

Total Proved	5,450.6	3,879.0	2,791.4	2,109.3	1,662.4	5,331.2	3,811.7	2,749.5	2,081.5	1,642.9

Total Probable	2,943.9	1,132.0	533.9	276.3	142.2	2,048.6	846.3	429.1	232.5	121.5

Total Proved Plus Probable	8,394.5	5,011.0	3,325.3	2,385.6	1,804.6	7,379.8	4,658.0	3,178.6	2,314.0	1,764.4

North Sea(3)

Proved Developed Producing	(336.9)	(258.9)	(202.1)	(160.1)	(128.3)	927.9	395.8	147.4	31.9	(20.1)

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	–	–	–	–	–	–	–	–	–	–

Total Proved	(336.9)	(258.9)	(202.1)	(160.1)	(128.3)	927.9	395.8	147.4	31.9	(20.1)

Total Probable	67.0	107.1	123.2	126.7	123.4	23.8	84.7	111.3	120.1	119.6

Total Proved Plus Probable	(269.9)	(151.8)	(78.9)	(33.4)	(4.9)	951.7	480.5	258.7	152.0	99.5

Southeast Asia(4)

Proved Developed Producing	4,811.6	4,011.6	3,434.6	3,002.5	2,669.1	2,942.0	2,465.6	2,120.9	1,862.0	1,661.5

Proved Developed Non-Producing	73.6	66.9	61.0	55.9	51.4	64.4	58.4	53.2	48.6	44.6

Proved Undeveloped	2,553.2	1,836.3	1,378.9	1,069.4	850.2	1,454.0	1,032.8	763.9	582.1	453.6

Total Proved	7,438.4	5,914.8	4,874.5	4,127.8	3,570.7	4,460.4	3,556.8	2,938.0	2,492.7	2,159.7

Total Probable	4,432.8	2,954.7	2,050.5	1,464.7	1,068.2	2,677.6	1,737.0	1,159.9	786.8	535.9

Total Proved Plus Probable	11,871.2	8,869.5	6,925.0	5,592.5	4,638.9	7,138.0	5,293.8	4,097.9	3,279.5	2,695.6

Latin America(5)

Proved Developed Producing	66.2	57.2	50.3	44.8	40.5	60.2	52.3	46.2	41.3	37.4

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	46.9	36.9	29.4	23.7	19.2	47.1	36.8	29.2	23.4	18.9

Total Proved	113.1	94.1	79.7	68.5	59.7	107.3	89.1	75.4	64.7	56.3

Total Probable	302.7	232.8	182.9	146.5	119.2	279.2	215.1	169.2	135.6	110.5

Total Proved Plus Probable	415.8	326.9	262.6	215.0	178.9	386.5	304.2	244.6	200.3	166.8

Other(6)

Proved Developed Producing	474.0	401.9	347.9	306.3	273.5	343.3	296.6	261.2	233.6	211.5

Proved Developed Non-Producing	21.6	18.5	16.1	14.2	12.7	15.4	13.5	11.9	10.6	9.6

Proved Undeveloped	–	–	–	–	–	–	–	–	–	–

Total Proved	495.6	420.4	364.0	320.5	286.2	358.7	310.1	273.1	244.2	221.1

Total Probable	454.2	341.6	264.4	209.9	170.2	275.7	207.4	160.6	127.5	103.4

Total Proved Plus Probable	949.8	762.0	628.4	530.4	456.4	634.4	517.5	433.7	371.7	324.5

TOTAL CONSOLIDATED ENTITIES

Proved Developed Producing	7,975.5	7,816.1	6,654.0	5,727.1	5,033.8	7,126.0	6,760.3	5,569.5	4,685.3	4,058.8

Proved Developed Non-Producing	523.8	387.9	306.4	254.2	217.8	491.9	364.6	288.1	239.2	205.0

Proved Undeveloped	4,559.3	2,954.5	1,975.9	1,361.5	954.5	3,367.7	2,097.5	1,327.1	851.6	542.1

Total Proved	13,058.6	11,158.5	8,936.3	7,342.8	6,206.1	10,985.6	9,222.4	7,184.7	5,776.1	4,805.9

Total Probable	9,310.0	5,316.0	3,486.7	2,452.2	1,793.2	6,178.3	3,514.6	2,289.9	1,585.2	1,130.7

Total Proved Plus Probable	22,368.6	16,474.5	12,423.0	9,795.0	7,999.3	17,163.9	12,737.0	9,474.6	7,361.3	5,936.6

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       39

EQUITY INVESTEES

TSEUK

Proved Developed Producing	(485.6)	(206.2)	(91.3)	(40.7)	(16.5)	(188.4)	(61.6)	(10.8)	10.7	20.2

Proved Developed Non-Producing	(5.9)	(2.7)	(1.4)	(0.8)	(0.6)	(3.2)	(1.6)	(0.9)	(0.6)	(0.4)

Proved Undeveloped	26.8	53.3	38.9	16.2	(5.4)	10.8	9.5	(8.1)	(27.2)	(43.7)

Total Proved	(464.7)	(155.6)	(53.8)	(25.3)	(22.5)	(180.8)	(53.7)	(19.8)	(17.1)	(23.9)

Total Probable	(317.5)	13.9	76.3	60.0	25.0	337.2	311.6	238.3	167.4	109.2

Total Proved Plus Probable	(782.2)	(141.7)	22.5	34.7	2.5	156.4	257.9	218.5	150.3	85.3

Equion

Proved Developed Producing	440.1	400.2	367.1	339.1	315.3	374.8	340.0	311.1	286.8	266.0

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	61.7	48.0	36.8	27.8	20.4	35.0	24.1	15.4	8.2	2.5

Total Proved	501.8	448.2	403.9	366.9	335.7	409.8	364.1	326.5	295.0	268.5

Total Probable	285.7	250.6	222.0	198.4	178.5	172.7	151.3	133.7	119.3	107.3

Total Proved Plus Probable	787.5	698.8	625.9	565.3	514.2	582.5	515.4	460.2	414.3	375.8

TOTAL EQUITY INVESTEES

Proved Developed Producing	(45.5)	194.0	275.8	298.4	298.8	186.4	278.4	300.3	297.5	286.2

Proved Developed Non-Producing	(5.9)	(2.7)	(1.4)	(0.8)	(0.6)	(3.2)	(1.6)	(0.9)	(0.6)	(0.4)

Proved Undeveloped	88.5	101.3	75.7	44.0	15.0	45.8	33.6	7.3	(19.0)	(41.2)

Total Proved	37.1	292.6	350.1	341.6	313.2	229.0	310.4	306.7	277.9	244.6

Total Probable	(31.8)	264.5	298.3	258.4	203.5	509.9	462.9	372.0	286.7	216.5

Total Proved Plus Probable	5.3	557.1	648.4	600.0	516.7	738.9	773.3	678.7	564.6	461.1

TOTAL TALISMAN(7)

Proved Developed Producing	7,930.0	8,010.1	6,929.8	6,025.5	5,332.6	7,312.4	7,038.7	5,869.8	4,982.8	4,345.0

Proved Developed Non-Producing	517.9	385.2	305.0	253.4	217.2	488.7	363.0	287.2	238.6	204.6

Proved Undeveloped	4,647.8	3,055.8	2,051.6	1,405.5	969.5	3,413.5	2,131.1	1,334.4	832.6	500.9

Total Proved	13,095.7	11,451.1	9,286.4	7,684.4	6,519.3	11,214.6	9,532.8	7,491.4	6,054.0	5,050.5

Total Probable	9,278.2	5,580.5	3,785.0	2,710.6	1,996.7	6,688.2	3,977.5	2,661.9	1,871.9	1,347.2

Total Proved Plus Probable	22,373.9	17,031.6	13,071.4	10,395.0	8,516.0	17,902.8	13,510.3	10,153.3	7,925.9	6,397.7

1)
The prices used for the estimates of future net revenue are set forth under "Pricing Assumptions" later in this section.

2)
Future Net Revenue After Deducting Income Taxes has been calculated by deducting royalties and taxes which have been computed separately for each taxable entity using existing tax pool balances using tax pool write-off rates and tax rates and rules in accordance with existing legislation. No benefit has been included for future interest expense or the benefits of future tax planning opportunities. Values do not represent an estimate of the value at the business entity level, which may be significantly different. For information at the business entity level, see the Company's Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2014.

3)
North Sea does not include any future net revenue attributable to Talisman's investment in TSEUK, shown separately under "Equity Investments" in this table.

4)
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia/Timor-Leste and Papua New Guinea.

5)
Latin America does not include any future net revenue attributable to Talisman's investment in Equion, shown separately under "Equity Investments" in this table.

6)
Other refers to Algeria.

7)
Total Consolidated Entities plus Total Equity Investments.

40       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Elements of Future Net Revenue

(Undiscounted) ($ Millions)

Year ended December 31, 2014	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes(1)	Future Net Revenue After Income Taxes

CONSOLIDATED ENTITIES
Canada

Proved	5,606.9	602.1	2,542.6	348.8	2,215.6	(102.2)	97.7	(199.9)

Proved Plus Probable	8,078.2	937.2	3,484.5	413.1	2,236.2	1,007.2	333.7	673.5

United States

Proved	14,220.9	2,598.0	3,824.2	1,532.6	815.5	5,450.6	119.4	5,331.2

Proved Plus Probable	21,330.9	3,835.8	6,077.9	2,096.3	926.4	8,394.5	1,014.7	7,379.8

North Sea

Proved	354.8	–	228.8	37.8	425.1	(336.9)	(1,264.8)	927.9

Proved Plus Probable	1,110.8	–	573.9	123.9	682.9	(269.9)	(1,221.6)	951.7

Southeast Asia

Proved	15,438.8	4,814.9	2,474.5	486.3	224.7	7,438.4	2,978.0	4,460.4

Proved Plus Probable	29,938.3	9,127.3	5,682.2	2,523.9	733.7	11,871.2	4,733.2	7,138.0

Latin America

Proved	714.7	159.3	410.5	25.9	5.9	113.1	5.8	107.3

Proved Plus Probable	2,052.5	467.7	1,066.0	88.5	14.5	415.8	29.3	386.5

Other

Proved	1,440.9	695.6	231.8	–	17.9	495.6	136.9	358.7

Proved Plus Probable	2,846.1	1,415.5	393.3	64.0	23.5	949.8	315.4	634.4

TOTAL CONSOLIDATED ENTITIES

Proved	37,777.0	8,869.9	9,712.4	2,431.4	3,704.7	13,058.6	2,073.0	10,985.6

Proved Plus Probable	65,356.8	15,783.5	17,277.8	5,309.7	4,617.2	22,368.6	5,204.7	17,163.9

EQUITY INVESTEES

TSEUK

Proved	1,961.3	6.3	923.7	468.4	1,027.6	(464.7)	(283.9)	(180.8)

Proved Plus Probable	7,789.3	9.8	4,827.4	1,529.4	2,204.9	(782.2)	(938.6)	156.4

EQUION

Proved	1,072.4	214.9	243.9	93.1	18.7	501.8	92.0	409.8

Proved Plus Probable	1,484.8	297.3	286.2	95.1	18.7	787.5	205.0	582.5

TOTAL EQUITY INVESTEES

Proved	3,033.7	221.2	1,167.6	561.5	1,046.3	37.1	(191.9)	229.0

Proved Plus Probable	9,274.1	307.1	5,113.6	1,624.5	2,223.6	5.3	(733.6)	738.9

TOTAL TALISMAN(2)

Proved	40,810.7	9,091.1	10,880.0	2,992.9	4,751.0	13,095.7	1,881.1	11,214.6

Proved Plus Probable	74,630.9	16,090.6	22,391.4	6,934.2	6,840.8	22,373.9	4,471.1	17,902.8

1)
Income Taxes include PRT.

2)
Total Consolidated Entities plus Total Equity Investments.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       41

Future Net Revenue by Production Group(1)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/year) ($ Millions)	Per Unit

CONSOLIDATED ENTITIES

Proved Reserves

	Light Oil	975.3	$21.65/bbl

	Non-Shale Natural Gas	4,357.5	$2.46/mcf

	Natural Gas Liquids	1,438.1	$15.04/bbl

	Shale Gas	1,481.8	$0.72/mcf

	Shale Oil	380.4	$31.57/bbl

	Heavy Oil	303.1	$8.91/bbl

Proved Plus Probable

	Light Oil	2,787.5	$19.85/bbl

	Non-Shale Natural Gas	5,215.8	$1.95/mcf

	Natural Gas Liquids	1,685.3	$13.25/bbl

	Shale Gas	1,953.9	$0.67/mcf

	Shale Oil	404.7	$28.42/bbl

	Heavy Oil	375.9	$6.57/bbl

EQUITY INVESTEES

Proved Reserves

	Light Oil	410.2	$14.05/bbl

	Non-Shale Natural Gas	(68.3)	-$0.84/mcf

	Natural Gas Liquids	8.3	$3.97/bbl

	Shale Gas	–	$0.00/mcf

	Shale Oil	–	$0.00/bbl

	Heavy Oil	–	$0.00/bbl

Proved Plus Probable

	Light Oil	800.6	$8.78/bbl

	Non-Shale Natural Gas	(165.1)	-$1.43/mcf

	Natural Gas Liquids	12.9	$5.63/bbl

	Shale Gas	–	$0.00/mcf

	Shale Oil	–	$0.00/bbl

	Heavy Oil	–	$0.00/bbl

1)
Includes Talisman's interest in future net revenue attributable to TSEUK and Equion.

42       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Reconciliation of Changes in Reserves

Continuity of Gross Proved Reserves

Year ended December 31, 2014	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Gas (bcf)	NGL (mmbbls)

CONSOLIDATED ENTITIES

Canada

At December 31, 2013	3.2	33.5	0.1	539.9	693.0	30.3

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	1.4	0.1	–	12.2	68.7	4.7

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	(509.9)	(196.7)	(1.4)

Technical Revisions	(0.5)	(5.3)	(0.1)	(3.6)	(24.6)	(1.3)

Economic Revisions	–	(0.2)	–	(0.1)	(21.7)	(1.8)

Production(1)	(0.5)	(3.4)	–	(9.6)	(79.1)	(3.8)

At December 31, 2014	3.6	24.7	–	28.9	439.6	26.7

United States

At December 31, 2013	–	–	9.1	1,943.9	32.0	42.7

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	–	–	4.7	467.0	–	15.8

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	(1.5)	–	–

Technical Revisions	–	–	1.1	57.3	6.6	3.1

Economic Revisions	–	–	(0.9)	(230.6)	(3.2)	(0.4)

Production(1)	–	–	(1.9)	(194.0)	(6.4)	(6.3)

At December 31, 2014	–	–	12.1	2,042.1	29.0	54.9

North Sea(2)

At December 31, 2013	8.5	–	–	–	16.6	1.8

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	–	–	–	–	–	–

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	(0.9)	–	–	–	0.7	(0.2)

Economic Revisions	(0.2)	–	–	–	(2.5)	(0.6)

Production(1)	(4.2)	–	–	–	(8.0)	(0.2)

At December 31, 2014	3.2	–	–	–	6.8	0.8

Southeast Asia

At December 31, 2013	35.9	–	–	–	1,559.9	17.5

Discoveries	0.8	–	–	–	–	–

Extensions & Improved Recovery	1.8	–	–	–	43.5	–

Acquisitions	–	–	–	–	–	–

Dispositions	(1.9)	–	–	–	(10.0)	–

Technical Revisions	3.0	–	–	–	(74.5)	(1.5)

Economic Revisions	(3.5)	–	–	–	(35.2)	(2.4)

Production(1)	(12.6)	–	–	–	(188.0)	(2.5)

At December 31, 2014	23.5	–	–	–	1,295.7	11.1

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       43

Latin America(3)

At December 31, 2013	–	2.9	–	–	–	–

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	–	5.5	–	–	–	–

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	–	2.1	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production(1)	–	(1.3)	–	–	–	–

At December 31, 2014	–	9.2	–	–	–	–

Other

At December 31, 2013	20.9	–	–	–	–	2.3

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	–	–	–	–	–	–

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	(1.4)	–	–	–	–	0.0

Economic Revisions	(0.5)	–	–	–	–	–

Production(1)	(4.2)	–	–	–	–	(0.2)

At December 31, 2014	14.8	–	–	–	–	2.1

TOTAL CONSOLIDATED ENTITIES

At December 31, 2013	68.5	36.4	9.2	2,483.8	2,301.5	94.6

Discoveries	0.8	–	–	–	–	–

Extensions & Improved Recovery	3.2	5.6	4.7	479.2	112.2	20.5

Acquisitions	–	–	–	–	–	–

Dispositions	(1.9)	–	–	(511.4)	(206.7)	(1.4)

Technical Revisions	0.2	(3.2)	1.0	53.7	(91.8)	0.1

Economic Revisions	(4.2)	(0.2)	(0.9)	(230.7)	(62.6)	(5.2)

Production(1)	(21.5)	(4.7)	(1.9)	(203.6)	(281.5)	(13.0)

At December 31, 2014	45.1	33.9	12.1	2,071.0	1,771.1	95.6

44       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

EQUITY INVESTMENTS

TSEUK

At December 31, 2013	66.6	–	–	–	33.1	0.3

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	(0.1)	–	–	–	(0.1)	–

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	(0.5)	–	–	–	1.0	(0.1)

Economic Revisions	(41.5)	–	–	–	(8.5)	(0.1)

Production(1)	(5.9)	–	–	–	(0.5)	–

At December 31, 2014	18.6	–	–	–	25.0	0.1

Equion

At December 31, 2013	12.4	–	–	–	73.0	1.2

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	0.8	–	–	–	–	1.1

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	0.6	–	–	–	(2.1)	–

Economic Revisions	0.1	–	–	–	0.6	–

Production(1)	(3.3)	–	–	–	(15.3)	(0.3)

At December 31, 2014	10.6	–	–	–	56.2	2.0

TOTAL EQUITY INVESTEES

At December 31, 2013	79.0	–	–	–	106.1	1.5

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	0.7	–	–	–	(0.1)	1.1

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	0.1	–	–	–	(1.1)	(0.1)

Economic Revisions	(41.4)	–	–	–	(7.9)	(0.1)

Production(1)	(9.2)	–	–	–	(15.8)	(0.3)

At December 31, 2014	29.2	–	–	–	81.2	2.1

TOTAL TALISMAN

At December 31, 2013	147.5	36.4	9.2	2,483.8	2,407.6	96.1

Discoveries	0.8	–	–	–	–	–

Extensions & Improved Recovery	3.9	5.6	4.7	479.2	112.1	21.6

Acquisitions	–	–	–	–	–	–

Dispositions	(1.9)	–	–	(511.4)	(206.7)	(1.4)

Technical Revisions	0.3	(3.2)	1.0	53.7	(92.9)	(0.0)

Economic Revisions	(45.6)	(0.2)	(0.9)	(230.7)	(70.5)	(5.3)

Production(1)	(30.7)	(4.7)	(1.9)	(203.6)	(297.3)	(13.3)

At December 31, 2014	74.3	33.9	12.1	2,071.0	1,852.3	97.7

1)
Production numbers reflect the best estimate of calendar year production and do not include out of period accounting adjustments.

2)
North Sea does not include any reserves attributable to Talisman's investment in TSEUK, shown separately under "Equity Investments" in this table.

3)
Latin America does not include any reserves attributable to Talisman's investment in Equion, shown separately under "Equity Investments" in this table.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       45

Continuity of Gross Probable Reserves

Year ended December 31, 2014	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Gas (bcf)	NGL (mmbbls)

CONSOLIDATED ENTITIES

Canada

At December 31, 2013	0.6	3.3	–	146.4	340.6	10.1

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	0.7	0.3	–	4.6	12.5	1.6

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	(139.1)	(134.0)	(0.3)

Technical Revisions	0.1	3.7	–	0.0	(49.4)	(0.1)

Economic Revisions	(0.1)	–	–	0.1	(19.5)	(1.1)

Production(1)	–	–	–	–	–	–

At December 31, 2014	1.3	7.3	–	12.0	150.2	10.2

United States

At December 31, 2013	–	–	4.3	912.6	18.3	18.6

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	–	–	0.4	180.8	–	2.8

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	(0.9)	–	–

Technical Revisions	–	–	(1.8)	2.4	(6.5)	(7.8)

Economic Revisions	–	–	(0.7)	(268.8)	(2.3)	(0.5)

Production(1)	–	–	–	–	–	–

At December 31, 2014	–	–	2.2	826.1	9.5	13.1

North Sea(2)

At December 31, 2013	6.9	–	–	–	24.0	2.5

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	0.9	–	–	–	0.9	0.1

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	(1.3)	–	–	–	(2.2)	0.0

Economic Revisions	(0.4)	–	–	–	(6.8)	(0.9)

Production(1)	–	–	–	–	–	–

At December 31, 2014	6.1	–	–	–	15.9	1.7

Southeast Asia

At December 31, 2013	54.7	–	–	–	661.6	6.8

Discoveries	24.8	–	–	–	–	–

Extensions & Improved Recovery	(1.8)	–	–	–	(36.7)	(0.1)

Acquisitions	–	–	–	–	–	–

Dispositions	(0.9)	–	–	–	–	–

Technical Revisions	(6.8)	–	–	–	95.7	0.5

Economic Revisions	3.6	–	–	–	2.4	(0.9)

Production(1)	–	–	–	–	–	–

At December 31, 2014	73.6	–	–	–	723.0	6.3

46       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Latin America(3)

At December 31, 2013	–	1.7	–	–	–	–

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	–	13.9	–	–	–	–

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	–	0.3	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production(1)	–	–	–	–	–	–

At December 31, 2014	–	15.9	–	–	–	–

Other

At December 31, 2013	12.0	–	–	–	–	0.3

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	–	–	–	–	–	–

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	2.2	–	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production(1)	–	–	–	–	–	–

At December 31, 2014	14.2	–	–	–	–	0.3

TOTAL CONSOLIDATED ENTITIES

At December 31, 2013	74.2	5.0	4.3	1,059.0	1,044.5	38.3

Discoveries	24.8	–	–	–	–	–

Extensions & Improved Recovery	(0.2)	14.2	0.4	185.4	(23.3)	4.4

Acquisitions	–	–	–	–	–	–

Dispositions	(0.9)	–	–	(140.0)	(134.0)	(0.3)

Technical Revisions	(5.8)	4.0	(1.8)	2.4	37.6	(7.4)

Economic Revisions	3.1	–	(0.7)	(268.7)	(26.2)	(3.4)

Production(1)	–	–	–	–	–	–

At December 31, 2014	95.2	23.2	2.2	838.1	898.6	31.6

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       47

EQUITY INVESTMENTS

TSEUK

At December 31, 2013	54.3	–	–	–	29.1	0.2

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	–	–	–	–	–	–

Acquisitions	0.6	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	(6.1)	–	–	–	(4.1)	(0.1)

Economic Revisions	8.4	–	–	–	4.5	(0.1)

Production(1)	–	–	–	–	–	–

At December 31, 2014	57.2	–	–	–	29.5	–

Equion

At December 31, 2013	4.2	–	–	–	–	–

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	1.0	–	–	–	4.6	–

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	(0.4)	–	–	–	–	0.1

Economic Revisions	–	–	–	–	–	–

Production(1)	–	–	–	–	–	–

At December 31, 2014	4.8	–	–	–	4.6	0.1

TOTAL EQUITY INVESTEES

At December 31, 2013	58.5	–	–	–	29.1	0.2

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	1.0	–	–	–	4.6	–

Acquisitions	0.6	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	(6.5)	–	–	–	(4.1)	–

Economic Revisions	8.4	–	–	–	4.5	(0.1)

Production(1)	–	–	–	–	–	–

At December 31, 2014	62.0	–	–	–	34.1	0.1

TOTAL TALISMAN

At December 31, 2013	132.7	5.0	4.3	1,059.0	1,073.6	38.5

Discoveries	24.8	–	–	–	–	–

Extensions & Improved Recovery	0.8	14.2	0.4	185.4	(18.7)	4.4

Acquisitions	0.6	–	–	–	–	–

Dispositions	(0.9)	–	–	(140.0)	(134.0)	(0.3)

Technical Revisions	(12.3)	4.0	(1.8)	2.4	33.5	(7.4)

Economic Revisions	11.5	–	(0.7)	(268.7)	(21.7)	(3.5)

Production(1)	–	–	–	–	–	–

At December 31, 2014	157.2	23.2	2.2	838.1	932.7	31.7

1)
Production numbers reflect the best estimate of calendar year production and do not include out of period accounting adjustments.

2)
North Sea does not include any reserves attributable to Talisman's investment in TSEUK, shown separately under "Equity Investments" in this table.

3)
Latin America does not include any reserves attributable to Talisman's investment in Equion, shown separately under "Equity Investments" in this table.

48       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Continuity of Gross Proved Plus Probable Reserves

Year ended December 31, 2014	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Gas (bcf)	NGL (mmbbls)

CONSOLIDATED ENTITIES

Canada

At December 31, 2013	3.8	36.8	0.1	686.3	1,033.6	40.4

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	2.1	0.4	–	16.8	81.2	6.3

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	(649.0)	(330.7)	(1.7)

Technical Revisions	(0.4)	(1.6)	(0.1)	(3.6)	(74.0)	(1.4)

Economic Revisions	(0.1)	(0.2)	–	–	(41.2)	(2.9)

Production(1)	(0.5)	(3.4)	–	(9.6)	(79.1)	(3.8)

At December 31, 2014	4.9	32.0	–	40.9	589.8	36.9

United States

At December 31, 2013	–	–	13.4	2,856.5	50.3	61.3

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	–	–	5.1	647.8	–	18.6

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	(2.4)	–	–

Technical Revisions	–	–	(0.7)	59.7	0.1	(4.7)

Economic Revisions	–	–	(1.6)	(499.4)	(5.5)	(0.9)

Production(1)	–	–	(1.9)	(194.0)	(6.4)	(6.3)

At December 31, 2014	–	–	14.3	2,868.2	38.5	68.0

North Sea(2)

At December 31, 2013	15.4	–	–	–	40.6	4.3

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	0.9	–	–	–	0.9	0.1

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	(2.2)	–	–	–	(1.5)	(0.2)

Economic Revisions	(0.6)	–	–	–	(9.3)	(1.5)

Production(1)	(4.2)	–	–	–	(8.0)	(0.2)

At December 31, 2014	9.3	–	–	–	22.7	2.5

Southeast Asia

At December 31, 2013	90.6	–	–	–	2,221.5	24.3

Discoveries	25.6	–	–	–	–	–

Extensions & Improved Recovery	–	–	–	–	6.8	(0.1)

Acquisitions	–	–	–	–	–	–

Dispositions	(2.8)	–	–	–	(10.0)	–

Technical Revisions	(3.8)	–	–	–	21.2	(1.0)

Economic Revisions	0.1	–	–	–	(32.8)	(3.3)

Production(1)	(12.6)	–	–	–	(188.0)	(2.5)

At December 31, 2014	97.1	–	–	–	2,018.7	17.4

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       49

Latin America(3)

At December 31, 2013	–	4.6	–	–	–	–

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	–	19.4	–	–	–	–

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	–	2.4	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production(1)	–	(1.3)	–	–	–	–

At December 31, 2014	–	25.1	–	–	–	–

Other

At December 31, 2013	32.9	–	–	–	–	2.6

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	–	–	–	–	–	–

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	0.8	–	–	–	–	0.0

Economic Revisions	(0.5)	–	–	–	–	–

Production(1)	(4.2)	–	–	–	–	(0.2)

At December 31, 2014	29.0	–	–	–	–	2.4

TOTAL CONSOLIDATED ENTITIES

At December 31, 2013	142.7	41.4	13.5	3,542.8	3,346.0	132.9

Discoveries	25.6	–	–	–	–	–

Extensions & Improved Recovery	3.0	19.8	5.1	664.6	88.9	24.9

Acquisitions	–	–	–	–	–	–

Dispositions	(2.8)	–	–	(651.4)	(340.7)	(1.7)

Technical Revisions	(5.6)	0.8	(0.8)	56.1	(54.2)	(7.3)

Economic Revisions	(1.1)	(0.2)	(1.6)	(499.4)	(88.8)	(8.6)

Production(1)	(21.5)	(4.7)	(1.9)	(203.6)	(281.5)	(13.0)

At December 31, 2014	140.3	57.1	14.3	2,909.1	2,669.7	127.2

EQUITY INVESTMENTS

TSEUK

At December 31, 2013	120.9	–	–	–	62.2	0.5

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	(0.1)	–	–	–	(0.1)	–

Acquisitions	0.6	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	(6.6)	–	–	–	(3.1)	(0.2)

Economic Revisions	(33.1)	–	–	–	(4.0)	(0.2)

Production(1)	(5.9)	–	–	–	(0.5)	–

At December 31, 2014	75.8	–	–	–	54.5	0.1

50       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Equion

At December 31, 2013	16.6	–	–	–	73.0	1.2

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	1.8	–	–	–	4.6	1.1

Acquisitions	–	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	0.2	–	–	–	(2.1)	0.1

Economic Revisions	0.1	–	–	–	0.6	–

Production(1)	(3.3)	–	–	–	(15.3)	(0.3)

At December 31, 2014	15.4	–	–	–	60.8	2.1

TOTAL EQUITY INVESTEES

At December 31, 2013	137.5	–	–	–	135.2	1.7

Discoveries	–	–	–	–	–	–

Extensions & Improved Recovery	1.7	–	–	–	4.5	1.1

Acquisitions	0.6	–	–	–	–	–

Dispositions	–	–	–	–	–	–

Technical Revisions	(6.4)	–	–	–	(5.2)	(0.1)

Economic Revisions	(33.0)	–	–	–	(3.4)	(0.2)

Production(1)	(9.2)	–	–	–	(15.8)	(0.3)

At December 31, 2014	91.2	–	–	–	115.3	2.2

TOTAL TALISMAN

At December 31, 2013	280.2	41.4	13.5	3,542.8	3,481.2	134.6

Discoveries	25.6	–	–	–	–	–

Extensions & Improved Recovery	4.7	19.8	5.1	664.6	93.4	26.0

Acquisitions	0.6	–	–	–	–	–

Dispositions	(2.8)	–	–	(651.4)	(340.7)	(1.7)

Technical Revisions	(12.0)	0.8	(0.8)	56.1	(59.4)	(7.4)

Economic Revisions	(34.1)	(0.2)	(1.6)	(499.4)	(92.2)	(8.8)

Production(1)	(30.7)	(4.7)	(1.9)	(203.6)	(297.3)	(13.3)

At December 31, 2014	231.5	57.1	14.3	2,909.1	2,785.0	129.4

1)
Production numbers reflect the best estimate of calendar year production and do not include out of period accounting adjustments.

2)
North Sea does not include any reserves attributable to Talisman's investment in TSEUK, shown separately under "Equity Investments" in this table.

3)
Latin America does not include any reserves attributable to Talisman's investment in Equion, shown separately under "Equity Investments" in this table.

At the end of 2014, Talisman's proved plus probable reserves totaled 1.38 billion boe. The Company added (discoveries, additions, and extensions) approximately 208 million boe (135 million boe proved), offset by negative technical revisions of 19 million boe, negative economic revisions of 143 million boe, and divestments of 170 million boe.

Undeveloped Reserves

The following tables set forth, by product type, the volumes of gross proved undeveloped reserves and gross probable undeveloped reserves that were first attributed as reserves in each of the most recent three financial years. The tables do not include volumes of proved undeveloped and probable undeveloped reserves first attributed in years prior to 2010 because such information is not available to the Company.

Undeveloped reserves are those reserves where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. Undeveloped reserves may be booked to projects that have both proved (high certainty) and probable (less certain, but expected to be recovered) reserves, and some projects that have only probable reserves. The following table presents the first attributed undeveloped reserve additions for the past four years.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       51

Proved Undeveloped Reserves(1)

	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	Natural Gas Liquids (mmbbls)

CONSOLIDATED ENTITIES

Prior Years	47.0	1.2	5.5	1,576.6	314.1	19.0

2012	11.4	–	3.7	206.5	54.0	10.2

2013	2.6	–	1.3	533.6	41.0	19.8

2014(2)	4.5	0.1	3.0	220.9	29.8	6.3

EQUITY INVESTEES

Prior Years	–	–	–	–	–	–

2012	–	–	–	–	–	–

2013	2.2	–	–	–	1.4	–

2014(3)	0.8	–	–	–	–	–

TOTAL TALISMAN

2014(4)	5.3	0.1	3.0	220.9	29.8	6.3

Probable Undeveloped Reserves(1)

	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	Natural Gas Liquids (mmbbls)

CONSOLIDATED ENTITIES

Prior Years	69.1	0.5	0.9	833.0	183.4	9.3

2012	5.4	–	0.7	44.3	11.2	2.1

2013	15.7	–	0.6	289.4	130.0	10.0

2014(2)	38.8	0.3	0.4	186.8	17.7	2.9

EQUITY INVESTEES

Prior Years	–	–	–	–	–	–

2012	–	–	–	–	–	–

2013	0.2	–	–	–	–	–

2014(3)	1.0	–	–	–	4.6	–

TOTAL TALISMAN

2014(4)	39.8	0.3	0.4	186.8	22.3	2.9

1)
First attributed includes only new additions during the year and does not include revisions to previous undeveloped reserves.

2)
Does not include Talisman's investments in TSEUK or Equion, shown separately under "Equity Investments" in this table.

3)
Talisman's investments in TSEUK and Equion were accounted for based on the equity method of accounting commencing January 1, 2013. Data prior to 2013 is included under "Consolidated Entities" where applicable.

4)
Includes Talisman's equity investments in TSEUK and Equion.

As at December 31, 2014, Talisman's proved undeveloped reserves were 273 mmboe and proved plus probable undeveloped reserves were 576 mmboe. These values represent 31% and 42% of Talisman's total proved and total proved plus probable reserves respectively. Talisman plans to develop 93% of proved and 89% of proved plus probable reserves within the next five years.

52       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Future Development Costs(1)

The following tables set forth the development costs ($ millions) deducted in the estimation of future net revenue.

	Canada		United States		North Sea
CONSOLIDATED ENTITIES	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

Year

2015	59.7	76.5	350.5	460.9	31.5	84.7

2016	36.8	36.8	351.7	536.8	2.3	9.1

2017	51.7	59.4	273.5	317.7	2.0	13.3

2018	13.1	31.6	326.4	507.5	2.0	9.5

2019	11.2	45.1	116.3	155.8	–	5.2

Remainder	176.3	163.7	114.2	117.6	–	2.1

Total: Undiscounted	348.8	413.1	1,532.6	2,096.3	37.8	123.9

	Southeast Asia		Latin America		Other
Year	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

2015	182.4	260.3	15.0	15.0	–	6.9

2016	117.0	471.7	10.9	53.0	–	15.3

2017	53.5	610.3	–	20.5	–	24.0

2018	27.7	416.3	–	–	–	2.5

2019	12.8	197.6	–	–	–	2.2

Remainder	92.9	567.7	–	–	–	13.1

Total: Undiscounted	486.3	2,523.9	25.9	88.5	–	64.0

	TSEUK		Equion
EQUITY INVESTEES	Proved	Proved Plus Probable	Proved	Proved Plus Probable

Year

2015	130.2	312.3	76.5	78.5

2016	93.7	323.3	8.8	8.8

2017	91.5	266.2	3.0	3.0

2018	86.3	182.0	3.8	3.8

2019	29.8	124.5	1.0	1.0

Remainder	36.9	321.1	–	–

Total: Undiscounted	468.4	1,529.4	93.1	95.1

1)
Includes development and maintenance costs.

Talisman expects to fund future development from internally generated cash flow, existing cash balances, debt financing and the proceeds of farm-out arrangements. The only costs of funding future development is the interest associated with debt financing. The interest associated with debt financing is not included in the reserves and future revenue estimates and would reduce reserves and future net revenue to some degree depending on the funding source utilized. Talisman does not expect that interest or other funding costs would make the development of any property uneconomic.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       53

Pricing Assumptions

The pricing assumptions used in the preparation of the estimates of reserves and related future net revenue are set forth below. By 2018, oil prices are assuming a long-term estimate of $85.00/bbl Brent crude oil in real 2015 dollars, and, by 2019, gas prices are assuming a long term estimate of $4.29/mmbtu Nymex in real 2015 dollars.

	Oil(1)				Natural Gas			Natural Gas Liquids
Year	USA WTI Cushing Oklahoma (US$/bbl)	Canada Western Canadian Select Hardisty Heavy (C$/bbl)	UK Dated Brent(4) (US$/bbl)	Indonesia Minas ICP (US$/bbl)	USA(2) Henry Hub (US$/mmbtu)	Canada(3) AECO-C (C$/gj)	UK IPE M-1(5) (P/therm)	Canada Edmonton Propane (C$/bbl)	Inflation Rates %/year	Exchange Rate (US$ equal) C$1.00	Exchange Rate (US$ equal) UK £1.00

2015	65.00	53.30	70.00	70.96	3.50	3.31	60.00	20.63		0.86	1.55

2016	75.00	61.50	80.00	81.23	4.00	3.77	60.50	28.25	2.5%	0.88	1.55

2017	85.00	69.70	90.00	91.50	4.25	4.04	61.00	37.00	2.5%	0.88	1.60

2018	86.54	70.96	91.54	93.08	4.50	4.31	61.00	37.77	2.5%	0.88	1.60

2019	88.83	72.84	93.83	95.43	4.73	4.56	60.00	38.91	2.5%	0.88	1.60

Thereafter	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr

1)
Asian gas prices are generally linked to oil, except for certain contracts which contain fixed prices.

2)
US shale gas price is based on Henry Hub.

3)
Canadian shale gas price is based on AECO.

4)
Oil prices in UK, Norway & Other are generally derived from Dated Brent with quality and transportation differentials.

5)
Gas prices in Norway are generally derived from IPE M 1.

Weighted average historical prices for the year ended December 31, 2014, with respect to Talisman's consolidated entities, were $95.71/bbl for light oil, $71.80/bbl for heavy oil, $4.09/mcf for shale gas, $7.11/mcf for natural gas and $47.15/bbl for natural gas liquids.

54       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Definitions

Developed Reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.

Developed Non-Producing Reserves are those reserves that either have not been on production, or have previously been on production but are shut-in, and the date of resumption of production is unknown.

Developed Producing Reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Gross Reserves are Talisman's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Talisman.

Heavy Oil is oil that qualifies for royalties specific to heavy oil, in a jurisdiction that has a royalty regime specific to heavy oil; or is oil with a density between 10 to 22.3 degrees API (as that term is defined by the American Petroleum Institute), in a jurisdiction that has no royalty regime specific to heavy oil.

Light Oil is a mixture consisting mainly of pentanes and heavier hydrocarbons that exist in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Light Oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

Natural Gas Liquids are those hydrocarbon components that can be recovered from natural gas as liquids, including, but not limited to, ethane, propane, butanes, pentanes plus, condensate and small quantities of non- hydrocarbons.

Net Reserves are Talisman's working interest (operating or non- operating) share after deduction of royalty obligations, plus Talisman's royalty interests in reserves.

Non-Shale Natural Gas is a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in light oil in reservoirs but are gaseous at atmospheric conditions, but which excludes shale. Natural gas may contain sulphur or other non-hydrocarbon compounds.

Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Shale Gas is derived from shales and similar low permeability formations and is typically developed with horizontal drilling and multi-stage fracture stimulations. It is a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in shale oil in reservoirs but are gaseous at atmospheric conditions. Shale gas may contain sulphur or other non- hydrocarbon compounds. In this Annual Information Form, reserves reported under the Shale Gas product type include reserves in the Marcellus, Montney, Eagle Ford and Duvernay plays.

Shale Oil is derived from shale and is a mixture consisting mainly of pentanes and heavier hydrocarbons that exist in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Shale Oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       55

Wells

The following table sets forth the number of Talisman's producing and non- producing wells as at December 31, 2014.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing(1)		Producing		Non-Producing(1)
Year ended December 31, 2014	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)

CONSOLIDATED ENTITIES

Alberta	1,183.0	950.5	296.0	197.3	1,542.0	858.4	291.0	152.9

British Columbia	–	–	4.0	0.2	31.0	10.3	37.0	17.5

Saskatchewan	34.0	32.4	19.0	15.0	10.0	6.2	33.0	17.0

Quebec	–	–	–	–	–	–	11.0	8.6

Northwest Territories	–	–	–	–	3.0	–	9.0	–

Yukon	–	–	–	–	–	–	1.0	–

Total Canada	1,217.0	982.9	319.0	212.5	1,586.0	874.9	382.0	196.0

Texas	76.0	34.2	12.0	4.6	418.0	188.6	89.0	37.0

New York	–	–	–	–	73.0	64.4	28.0	17.0

Pennsylvania	–	–	–	–	457.0	381.6	58.0	37.0

Total United States	76.0	34.2	12.0	4.6	948.0	634.6	175.0	91.0

Norway	60.0	23.6	28.0	12.1	4.0	0.0	7.0	2.8

Indonesia	89.0	35.3	152.0	58.0	49.0	13.1	24.0	6.8

Malaysia	89.0	40.3	10.0	4.5	31.0	12.8	6.0	2.5

Australia/Timor-Leste	7.0	2.2	9.0	2.9	–	–	–	–

Vietnam	24.0	3.8	5.0	–	–	–	–	–

Papua New Guinea	–	–	–	–	–	–	14.0	6.3

Colombia(3)	14.0	6.8	12.0	5.3	–	–	–	–

Algeria	118.0	13.7	3.0	0.1	–	–	–	–

Kurdistan Region of Iraq	–	–	3.0	0.7	–	–	2.0	0.5

Total Other	401.0	125.6	222.0	83.6	84.0	25.9	53.0	18.9

TOTAL CONSOLIDATED ENTITIES	1,694.0	1,142.7	553.0	300.7	2,618.0	1,535.4	610.0	305.9

EQUITY INVESTMENTS

TSEUK	140.0	36.2	201.0	67.4	1.0	0.1	1.0	0.5

Equión	46.0	6.8	25.0	2.9	–	–	1.0	0.2

TOTAL EQUITY INVESTMENTS	186.0	43.0	226.0	70.3	1.0	0.1	2.0	0.8

TOTAL TALISMAN(4)	1,880.0	1,185.7	779.0	371.0	2,619.0	1,535.5	612.0	306.7

1)
Non producing includes those wells that were not producing at year end but are capable of producing.

2)
"Gross wells" means the total number of wells in which Talisman has interests. "Net wells" means the number of wells obtained by aggregating Talisman's working interest in each of its gross wells.

3)
Colombia does not include wells owned by Equion, shown separately under "Equity Investments" in this table.

4)
Total Consolidated Entities plus Total Equity Investments.

For further information, please refer to the "Description of the Business" section of this Annual Information Form.

56       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Properties with no Attributed Reserves

The following table sets out Talisman's land holdings with no attributed reserves at December 31, 2014:

	Properties with no Attributed Reserves (thousand acres)(1)
	Gross	Net

CONSOLIDATED ENTITIES

Canada(2)	6,701.6	4,191.7

United States(2)	387.2	321.2

North Sea (Norway)(3)	743.1	363.8

Southeast Asia(4)	29,964.7	17,142.0

Latin America(5)	8,845.9	4,246.2

Other(6)	310.0	136.3

TOTAL CONSOLIDATED ENTITIES	46,952.6	26,401.2

EQUITY INVESTMENTS

TSEUK	564.7	176.6

Equion	–	–

TOTAL EQUITY INVESTMENTS

TOTAL TALISMAN(7)	47,517.3	26,577.8

1)
Where Talisman holds interests in different formations under the same surface area but pursuant to separate leases, the acreage for each lease is included in total gross and net acreage.

2)
There are no work commitments for any of the lands.

3)
North Sea does not include Talisman's investment in TSEUK, shown separately under "Equity Investments" in this table.

4)
Southeast Asia includes Indonesia, Vietnam, Malaysia, Australia/Timor-Leste and Papua New Guinea.

5)
Latin America does not include Peru or Talisman's investment in Equion, shown separately under "Equity Investments" in this table.

6)
Other includes the Kurdistan Region of Iraq and Algeria.

7)
Total Consolidated Entities plus Total Equity Investments.

Work commitments, categorized as seismic acquisition, geophysical studies or well commitments (land and/or licence commitments), exist in all of Talisman's geographic areas except Canada and the United States where there are no comparable work commitments for any of the lands held. In Canada and the United States, the Company's ultimate ability to retain land typically requires drilling activity and/or proof of productivity. In other regions in which the Company operates, the result of not fulfilling a land or licence commitment could result in the loss of a title document or imposition of a penalty. Talisman's total work commitments with respect to its consolidated entities for the next two years are estimated to be $644.8 million.

The estimated net acres of properties with no attributed reserves (thousand acres) that are expected to expire in 2015 are as follows: Canada – 47.1, United States – 25.6, Norway – 2.6.

Forward Contracts

Future commitments to buy, sell, exchange, process and transport oil or gas of the Company are described under note 24 entitled "Contingencies and Commitments" in the audited Consolidated Financial Statements of the Company for the year ended December 31, 2014, which is incorporated herein by reference.

Abandonment and Reclamation Costs

In estimating abandonment and reclamation costs, management develops a number of possible abandonment scenarios to which probabilities are assigned based on management's reasonable judgment. Estimates of abandonment costs are subject to uncertainty associated with the method, timing and extent of future retirement activities.

With respect to Talisman's consolidated entities, Talisman's estimated total future abandonment and reclamation costs as at December 31, 2014, net of estimated salvage value, were $1.6 billion discounted at 10% ($3.1 billion undiscounted at current prices). The abandonment and reclamation costs expected to be incurred which are not deducted in estimating the total proved plus probable future net revenue at forecast prices and costs amounted to $600 million discounted at 10% ($785 million undiscounted at current prices) for consolidated subsidiaries, and $1,000 million discounted at 10% ($1,775 million undiscounted at current prices) for Talisman's equity investments. The Company also has an obligation for abandonment of the above-surface Yme structure in Norway for $186 million undiscounted at current prices. This obligation will be funded using a payment of $470 million (Talisman share – $282 million) from the platform contractor to the Yme license partners (including Talisman), $409 million (Talisman share –

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       57

$245 million) of which was originally deposited into an escrow account for this purpose. Talisman expects to incur abandonment and reclamation costs in respect of 4,074.5 net wells. With respect to its consolidated entities, Talisman expects to pay approximately $694 million of total abandonment and reclamation costs in the next three financial years, in total.

Costs Incurred

The following table summarizes the capital expenditures made by Talisman on oil and natural gas properties for the year ended December 31, 2014.

	Property Acquisition Costs ($ Millions)		Exploration Costs ($ Millions)	Development Costs ($ Millions)
	Proved Properties	Unproved Properties

CONSOLIDATED

Canada	–	5	105	325

United States	–	14	13	890

UK	–	–	–	1

Norway	–	–	59	124

Southeast Asia	–	41	242	289

Other(1)	–	–	215	8

TOTAL CONSOLIDATED	–	60	634	1,636

TSEUK	2	–	56	549

Equion	–	–	–	103

TOTAL EQUITY INVESTMENTS	2	–	56	652

TOTAL TALISMAN	2	60	690	2,288

1)
"Other" includes Algeria, Colombia and Kurdistan Region of Iraq as well as other international areas.

Exploration and Development Activities

For a description of Talisman's most important current and likely exploration and development activities, please refer to the "Description of the Business" section of this Annual Information Form. The following tables set forth the number of wells completed in the year ended December 31, 2014:

	Exploratory Wells		Development Wells		Total
	Gross	Net	Gross	Net	Gross	Net

CONSOLIDATED ENTITIES

Canada

Oil	–	–	35.0	24.2	35.0	24.2

Gas	7.0	7.0	66.0	35.3	73.0	42.3

Service	–	–	8.0	8.0	8.0	8.0

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	7.0	7.0	109.0	67.5	116.0	74.5

United States

Oil	–	–	13.0	6.1	13.0	6.1

Gas	–	–	150.0	59.6	150.0	59.6

Service	–	–	–	–	–	–

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	–	–	163.0	65.7	163.0	65.7

58       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

North Sea (Norway)(1)

Oil	–	–	4.0	1.0	4.0	1.0

Gas	–	–	–	–	–	–

Service	–	–	1.0	0.1	1.0	0.1

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	–	–	5.0	1.1	5.0	1.1

Southeast Asia(2)

Oil	3.0	0.5	17.0	5.6	20.0	6.1

Gas	5.0	1.8	4.0	1.6	9.0	3.4

Service	–	–	1.0	–	1.0	–

Stratigraphic Test	–	–	–	–	–	–

Dry	4.0	2.4	–	–	4.0	2.4

Total	12.0	4.7	22.0	7.2	34.0	11.9

Latin America(3)

Oil	15.0	7.4	–	–	15.0	7.4

Gas	–	–	–	–	–	–

Service	1.0	0.5	–	–	1.0	0.5

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	16.0	7.9	–	–	16.0	7.9

Other(4)

Oil	1.0	0.3	–	–	1.0	0.3

Gas	–	–	–	–	–	–

Service	–	–	1.0	0.1	1.0	0.1

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	1.0	0.3	1.0	0.1	2.0	0.4

EQUITY INVESTMENTS

TSEUK

Oil	–	–	3.0	0.5	3.0	0.5

Gas	–	–	–	–	–	–

Service	–	–	–	–	–	–

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	–	–	3.0	0.5	3.0	0.5

Equion

Oil	–	–	2.0	0.3	2.0	0.3

Gas	–	–	–	–	–	–

Service	–	–	–	–	–	–

Stratigraphic Test	–	–	–	–	–	–

Dry	1.0	0.3	–	–	1.0	0.3

Total	1.0	0.3	2.0	0.3	3.0	0.6

1)
North Sea does not include Talisman's investment in TSEUK, shown separately under "Equity Investments" in this table.

2)
Southeast Asia includes Indonesia, Malaysia, Vietnam, Australia/Timor-Leste and Papua New Guinea.

3)
Latin America does not include Talisman's investment in Equion, shown separately under "Equity Investments" in this table.

4)
Other refers to the Kurdistan Region of Iraq and Algeria.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       59

Production Estimates

The following table sets forth the volume of working interest production, before royalties, estimated for 2015, which is reflected in the estimate of future net revenue disclosed in the tables of reserves information in respect of gross proved and probable reserves:

	Product
	Light Oil (mbbls)	Heavy Oil (mbbls)	Shale Oil (mbbls)	Shale Gas (mmscf)	Non-Shale Natural Gas (mmscf)	Natural Gas Liquids (mbbls)

CONSOLIDATED ENTITIES
Canada

Total Proved	642.8	2,733.9	–	4,256.3	60,214.3	3,448.3

Total Probable	141.5	123.7	–	309.9	5,038.1	411.6

Total Proved Plus Probable	784.3	2,857.6	–	4,566.2	65,252.3	3,859.8

United States

Total Proved	–	–	1,772.2	201,242.8	4,770.1	6,576.3

Total Probable	–	–	12.8	6,631.7	33.9	19.1

Total Proved Plus Probable	–	–	1,785.1	207,874.5	4,804.0	6,595.4

North Sea(1)

Total Proved	1,635.7	–	–	–	1,934.9	234.4

Total Probable	1,377.1	–	–	–	5,038.0	369.8

Total Proved Plus Probable	3,012.8	–	–	–	6,972.9	604.2

Southeast Asia(2)

Total Proved	10,005.4	–	–	–	178,911.3	2,199.5

Total Probable	2,119.4	–	–	–	5,243.0	83.5

Total Proved Plus Probable	12,124.8	–	–	–	184,154.4	2,283.0

Latin America(3)

Total Proved	1,972.5	–	–	–	–	–

Total Probable	146.2	–	–	–	–	–

Total Proved Plus Probable	2,118.7	–	–	–	–	–

Other(4)

Total Proved	3,295.1	–	–	–	–	177.1

Total Probable	527.3	–	–	–	–	26.8

Total Proved Plus Probable	3,822.5	–	–	–	–	203.9

TOTAL CONSOLIDATED ENTITIES

Total Proved	17,551.5	2,733.9	1,772.2	205,499.1	245,830.6	12,635.7

Total Probable	4,311.5	123.7	12.8	6,941.5	15,353.0	910.7

Total Proved Plus Probable	21,863.0	2,857.6	1,785.1	212,440.7	261,183.6	13,546.3

60       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

EQUITY INVESTEES

TSEUK

Total Proved	1,460.0	–	–	–	577.3	22.5

Total Probable	4,007.7	–	–	–	44.9	3.3

Total Proved Plus Probable	5,467.7	–	–	–	622.3	25.8

Equion

Total Proved	3,454.1	–	–	–	15,188.1	488.7

Total Probable	445.7	–	–	–	698.5	29.9

Total Proved Plus Probable	3,899.8	–	–	–	15,886.7	518.6

TOTAL EQUITY INVESTEES

Total Proved	4,914.1	–	–	–	15,765.5	511.2

Total Probable	4,453.4	–	–	–	743.5	33.2

Total Proved Plus Probable	9,367.4	–	–	–	16,508.9	544.4

TOTAL TALISMAN(5)

Total Proved	22,465.5	2,733.9	1,772.2	205,499.1	261,596.1	13,146.9

Total Probable	8,764.9	123.7	12.8	6,941.5	16,096.4	943.9

Total Proved Plus Probable	31,230.4	2,857.6	1,785.1	212,440.7	277,692.5	14,090.8

1)
North Sea does not include Talisman's investment in TSEUK, shown separately under "Equity Investments" in this table.

2)
Southeast Asia includes production in Indonesia, Malaysia, Vietnam and Australia/Timor-Leste.

3)
Latin America does not include Talisman's investment in Equion, shown separately under "Equity Investments" in this table.

4)
Other refers to Algeria.

5)
Total Consolidated Entities plus Total Equity Investments.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       61

Production History

Average Daily Production and Netback Information

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Talisman for each quarter in 2014 and the total for 2014:

	Quarter Ended				Total Year
	31-Mar	30-Jun	30-Sep	31-Dec	2014

CONSOLIDATED

Canada

Average Daily Production

Light Oil (bbl/d)	766	748	661	812	747

Shale Gas (mmcf/d)	132	21	10	15	44

Natural Gas (mmcf/d)	213	213	181	188	199

Natural Gas Liquids(1) (bbl/d)	10,487	10,449	9,326	10,196	10,112

Heavy Oil (bbl/d)	10,198	10,154	9,794	10,174	10,079

Average Net Prices Received

Light Oil ($/bbl)	85.58	95.72	89.82	67.59	84.13

Shale Gas ($/mcf)	4.72	3.95	4.89	3.18	4.51

Natural Gas ($/mcf)	4.89	4.29	4.10	3.81	4.29

Natural Gas Liquids(1) ($/bbl)	44.37	41.35	49.13	30.20	41.10

Heavy Oil ($/bbl)	71.62	80.65	76.26	58.93	71.80

Royalties

Light Oil ($/bbl)	8.00	15.08	13.12	8.38	11.02

Shale Gas ($/mcf)	0.42	0.51	(0.15)	0.09	0.37

Natural Gas ($/mcf)	0.23	0.32	0.19	0.09	0.21

Natural Gas Liquids(1) ($/bbl)	4.06	5.96	6.19	4.37	5.13

Heavy Oil ($/bbl)	9.70	14.67	14.43	10.69	12.36

Production Costs(2)

Light Oil ($/bbl)	37.12	34.46	40.00	28.31	34.63

Shale Gas ($/mcf)	2.09	1.04	3.24	4.25	2.20

Natural Gas ($/mcf)	1.36	1.62	1.79	1.24	1.51

Natural Gas Liquids(1) ($/bbl)	6.42	7.52	8.34	5.72	7.00

Heavy Oil ($/bbl)	19.91	25.35	23.60	18.75	21.82

Netback Received

Light Oil ($/bbl)	40.46	46.18	36.70	30.90	38.48

Shale Gas ($/mcf)	2.22	2.41	1.80	(1.16)	1.94

Natural Gas ($/mcf)	3.30	2.34	2.12	2.47	2.57

Natural Gas Liquids(1) ($/bbl)	33.88	27.87	34.59	20.11	28.96

Heavy Oil ($/bbl)	42.01	40.63	38.23	29.49	37.61

United States

Average Daily Production

Light Oil (bbl/d)	12,126	13,713	12,462	11,919	12,554

Shale Gas (mmcf/d)	507	546	538	550	535

Natural Gas (mmcf/d)	15	15	16	17	16

Natural Gas Liquids(1) (bbl/d)	8,250	9,712	9,020	11,717	9,682

Heavy Oil (bbl/d)	–	–	–	–	–

Average Net Prices Received

Light Oil ($/bbl)	109.21	95.73	88.60	65.15	89.84

Shale Gas ($/mcf)	4.90	4.40	3.60	3.40	4.06

Natural Gas ($/mcf)	4.63	3.72	2.44	1.93	3.12

Natural Gas Liquids(1) ($/bbl)	31.61	33.45	48.02	23.82	33.55

Heavy Oil ($/bbl)	–	–	–	–	–

62       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Royalties

Light Oil ($/bbl)	26.73	24.29	19.51	17.87	22.14

Shale Gas ($/mcf)	0.81	0.73	0.59	0.58	0.68

Natural Gas ($/mcf)	0.66	0.53	0.35	0.28	0.45

Natural Gas Liquids(1) ($/bbl)	7.89	8.45	11.80	5.88	8.33

Heavy Oil ($/bbl)	–	–	–	–	–

Production Costs(2)

Light Oil ($/bbl)	14.99	12.57	14.41	12.56	13.61

Shale Gas ($/mcf)	1.26	1.13	1.25	1.31	1.24

Natural Gas ($/mcf)	1.62	2.40	0.43	1.27	1.40

Natural Gas Liquids(1) ($/bbl)	7.04	6.30	6.88	7.04	6.81

Heavy Oil ($/bbl)	–	–	–	–	–

Netback Received

Light Oil ($/bbl)	67.49	58.87	54.69	34.72	54.10

Shale Gas ($/mcf)	2.84	2.54	1.77	1.51	2.15

Natural Gas ($/mcf)	2.34	0.79	1.66	0.38	1.27

Natural Gas Liquids(1) ($/bbl)	16.68	18.69	29.35	10.91	18.40

Heavy Oil ($/bbl)	–	–	–	–	–

Norway

Average Daily Production

Light Oil (bbl/d)	13,381	10,077	12,444	12,029	11,980

Shale Gas (mmcf/d)	–	–	–	–	–

Natural Gas (mmcf/d)	15	20	21	18	18

Natural Gas Liquids(1) (bbl/d)	1,049	1,391	1,584	1,808	1,461

Average Net Prices Received

Light Oil ($/bbl)	107.20	114.87	95.84	68.54	96.05

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	9.79	7.82	7.22	8.99	8.33

Natural Gas Liquids(1) ($/bbl)	60.77	53.92	58.24	34.18	50.16

Royalties

Light Oil ($/bbl)	–	–	–	–	–

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Production Costs(2)

Light Oil ($/bbl)	67.45	92.04	61.10	68.51	71.20

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	5.05	2.21	3.73	3.33	3.49

Natural Gas Liquids(1) ($/bbl)	30.30	13.26	22.38	19.98	20.94

Netback Received

Light Oil ($/bbl)	39.75	22.83	34.74	0.03	24.85

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	4.74	5.61	3.49	5.66	4.84

Natural Gas Liquids(1) ($/bbl)	30.47	40.66	35.86	14.20	29.22

Southeast Asia

Average Daily Production

Light Oil (bbl/d)	39,777	40,545	38,133	36,141	38,637

Shale Gas (mmcf/d)	–	–	–	–	–

Natural Gas (mmcf/d)	522	515	494	509	510

Natural Gas Liquids(1) (bbl/d)	4,297	4,418	4,442	4,348	4,377

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       63

Average Net Prices Received

Light Oil ($/bbl)	112.20	112.57	102.92	66.86	99.30

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	9.13	8.94	9.07	7.17	8.58

Natural Gas Liquids(1) ($/bbl)	93.05	96.44	96.42	72.30	89.57

Royalties

Light Oil ($/bbl)	39.16	39.48	33.82	20.32	33.47

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	2.99	2.85	3.02	2.08	2.74

Natural Gas Liquids(1) ($/bbl)	55.28	55.39	54.06	45.89	52.64

Production Costs(2)

Light Oil ($/bbl)	26.58	28.53	29.14	22.65	26.81

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	1.10	0.91	1.17	0.93	1.02

Natural Gas Liquids(1) ($/bbl)	6.60	5.46	7.02	5.58	6.12

Netback Received

Light Oil ($/bbl)	46.46	44.57	39.96	23.89	39.02

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	5.04	5.18	4.88	4.16	4.82

Natural Gas Liquids(1) ($/bbl)	31.17	35.59	35.34	20.83	30.81

Latin America(3)

Average Daily Production

Light Oil (bbl/d)	3,025	3,894	3,977	3,887	3,699

Shale Gas (mmcf/d)	–	–	–	–	–

Natural Gas (mmcf/d)	–	–	–	–	–

Natural Gas Liquids(1) (bbl/d)	–	–	–	–	–

Average Net Prices Received

Light Oil ($/bbl)	83.19	97.72	89.81	70.74	85.50

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Royalties

Light Oil ($/bbl)	17.56	21.51	19.42	15.69	18.60

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Production Costs(2)

Light Oil ($/bbl)	28.83	41.05	61.62	42.48	44.55

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Netback Received

Light Oil ($/bbl)	36.80	35.16	8.77	12.57	22.35

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

64       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Other(4)

Average Daily Production

Light Oil (bbl/d)	11,572	12,238	11,837	11,409	11,764

Shale Gas (mmcf/d)	–	–	–	–	–

Natural Gas (mmcf/d)	–	–	–	–	–

Natural Gas Liquids(1) (bbl/d)	–	–	–	–	–

Average Net Prices Received

Light Oil ($/bbl)	109.66	110.96	92.59	48.06	90.61

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Royalties

Light Oil ($/bbl)	61.50	60.42	50.78	26.23	49.88

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Production Costs(2)

Light Oil ($/bbl)	9.15	8.33	8.94	7.58	8.50

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Netback Received

Light Oil ($/bbl)	39.01	42.21	32.87	14.25	32.23

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

TOTAL CONSOLIDATED ENTITIES

Average Daily Production

Light Oil (bbl/d)	80,647	81,215	79,514	76,197	79,381

Shale Gas (mmcf/d)	639	567	548	565	579

Natural Gas (mmcf/d)	765	763	712	732	743

Natural Gas Liquids(1) (bbl/d)	24,083	25,970	24,372	28,069	25,632

Heavy Oil (bbl/d)	10,198	10,154	9,794	10,174	10,079

Average Net Prices Received

Light Oil ($/bbl)	109.22	108.90	97.27	64.25	95.24

Shale Gas ($/mcf)	4.87	4.39	3.63	3.39	4.09

Natural Gas ($/mcf)	7.88	7.51	7.60	6.23	7.31

Natural Gas Liquids(1) ($/bbl)	49.40	48.44	57.93	34.32	47.04

Heavy Oil ($/bbl)	71.62	80.65	76.26	58.93	71.80

Royalties

Light Oil ($/bbl)	32.89	34.08	27.92	17.25	28.16

Shale Gas ($/mcf)	0.73	0.73	0.58	0.56	0.65

Natural Gas ($/mcf)	2.12	2.02	2.15	1.48	1.95

Natural Gas Liquids(1) ($/bbl)	14.34	14.98	16.59	11.15	14.16

Heavy Oil ($/bbl)	9.70	14.67	14.43	10.69	12.36

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       65

Production Costs(2)

Light Oil ($/bbl)	29.34	31.32	30.56	27.04	29.60

Shale Gas ($/mcf)	1.43	1.13	1.28	1.39	1.31

Natural Gas ($/mcf)	1.26	1.17	1.39	1.08	1.22

Natural Gas Liquids(1) ($/bbl)	7.70	7.02	8.47	7.17	7.58

Heavy Oil ($/bbl)	19.91	25.35	23.60	18.75	21.82

Netback Received

Light Oil ($/bbl)	46.98	43.50	38.79	19.96	37.49

Shale Gas ($/mcf)	2.71	2.53	1.77	1.44	2.13

Natural Gas ($/mcf)	4.50	4.31	4.06	3.68	4.14

Natural Gas Liquids(1) ($/bbl)	27.36	26.44	32.87	16.00	25.30

Heavy Oil ($/bbl)	42.01	40.63	38.23	29.49	37.61

EQUITY INVESTMENTS

TSEUK

Average Daily Production

Light Oil (bbl/d)	17,694	19,282	11,840	16,614	16,342

Shale Gas (mmcf/d)	–	–	–	–	–

Natural Gas (mmcf/d)	2	2	1	1	1

Natural Gas Liquids(1) (bbl/d)	95	122	53	79	87

Average Net Prices Received

Light Oil ($/bbl)	108.92	109.65	104.01	80.68	101.00

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	5.60	4.41	3.93	3.24	4.54

Natural Gas Liquids(1) ($/bbl)	108.54	51.05	81.32	93.70	80.92

Royalties

Light Oil ($/bbl)	0.89	1.45	1.20	0.68	1.06

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Production Costs(2)

Light Oil ($/bbl)	100.76	99.72	163.29	99.84	111.64

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	0.56	0.22	(0.96)	1.40	0.26

Natural Gas Liquids(1) ($/bbl)	3.36	1.32	(5.76)	8.40	1.56

Netback Received

Light Oil ($/bbl)	7.27	8.48	(60.47)	(19.84)	(11.70)

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	5.04	4.19	4.89	1.84	4.28

Natural Gas Liquids(1) ($/bbl)	105.18	49.73	87.08	85.30	79.36

Equion

Average Daily Production

Light Oil (bbl/d)	9,248	8,817	9,084	9,096	9,061

Shale Gas (mmcf/d)	–	–	–	–	–

Natural Gas (mmcf/d)	46	48	49	49	48

Natural Gas Liquids(1) (bbl/d)	–	–	–	–	–

Average Net Prices Received

Light Oil ($/bbl)	98.99	100.01	97.63	65.19	90.34

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	4.11	3.88	4.51	4.01	4.13

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

66       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

Royalties

Light Oil ($/bbl)	19.80	20.00	19.53	13.04	18.07

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	0.71	0.87	0.75	1.91	1.07

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Production Costs(2)

Light Oil ($/bbl)	11.82	12.04	13.55	10.54	11.98

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	1.32	1.53	1.59	1.79	1.56

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Netback Received

Light Oil ($/bbl)	67.37	67.97	64.55	41.61	60.29

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	2.08	1.48	2.17	0.31	1.50

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

TOTAL EQUITY INVESTMENTS

Average Daily Production

Light Oil (bbl/d)	26,942	28,099	20,924	25,710	25,403

Shale Gas (mmcf/d)	–	–	–	–	–

Natural Gas (mmcf/d)	48	50	50	50	49

Natural Gas Liquids(1) (bbl/d)	95	122	53	79	87

Average Net Prices Received

Light Oil ($/bbl)	105.51	106.63	101.24	75.20	97.20

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	4.17	3.90	4.49	4.00	4.14

Natural Gas Liquids(1) ($/bbl)	108.54	51.05	81.32	93.70	80.92

Royalties

Light Oil ($/bbl)	7.38	7.27	9.15	5.05	7.12

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	0.68	0.84	0.73	1.88	1.04

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Production Costs(2)

Light Oil ($/bbl)	70.23	72.21	98.28	68.25	76.10

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	1.29	1.48	1.53	1.78	1.53

Natural Gas Liquids(1) ($/bbl)	3.36	1.32	(5.76)	8.40	1.56

Netback Received

Light Oil ($/bbl)	27.90	27.15	(6.19)	1.90	13.98

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	2.20	1.58	2.23	0.34	1.57

Natural Gas Liquids(1) ($/bbl)	105.18	49.73	87.08	85.30	79.36

TOTAL TALISMAN

Average Daily Production

Light Oil (bbl/d)	107,589	109,314	100,438	101,907	104,784

Shale Gas (mmcf/d)	639	567	548	565	579

Natural Gas (mmcf/d)	813	813	762	782	792

Natural Gas Liquids(1) (bbl/d)	24,178	26,092	24,425	28,148	25,719

Heavy Oil (bbl/d)	10,198	10,154	9,794	10,174	10,079

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       67

Average Net Prices Received

Light Oil ($/bbl)	108.29	108.32	98.09	67.01	95.71

Shale Gas ($/mcf)	4.87	4.39	3.63	3.39	4.09

Natural Gas ($/mcf)	7.66	7.29	7.40	6.09	7.11

Natural Gas Liquids(1) ($/bbl)	49.63	48.45	57.98	34.48	47.15

Heavy Oil ($/bbl)	71.62	80.65	76.26	58.93	71.80

Royalties

Light Oil ($/bbl)	26.50	27.19	24.01	14.17	23.06

Shale Gas ($/mcf)	0.73	0.73	0.58	0.56	0.65

Natural Gas ($/mcf)	2.03	1.95	2.06	1.50	1.89

Natural Gas Liquids(1) ($/bbl)	14.28	14.91	16.55	11.12	14.11

Heavy Oil ($/bbl)	9.70	14.67	14.43	10.69	12.36

Production Costs(2)

Light Oil ($/bbl)	40.27	42.91	45.53	37.92	41.65

Shale Gas ($/mcf)	1.43	1.13	1.28	1.39	1.31

Natural Gas ($/mcf)	1.26	1.19	1.40	1.12	1.24

Natural Gas Liquids(1) ($/bbl)	7.69	6.99	8.44	7.17	7.56

Heavy Oil ($/bbl)	19.91	25.35	23.60	18.75	21.82

Netback Received

Light Oil ($/bbl)	41.51	38.22	28.56	14.92	31.01

Shale Gas ($/mcf)	2.71	2.53	1.77	1.44	2.13

Natural Gas ($/mcf)	4.36	4.15	3.94	3.46	3.98

Natural Gas Liquids(1) ($/bbl)	27.66	26.54	32.99	16.20	25.49

Heavy Oil ($/bbl)	42.01	40.63	38.23	29.49	37.61

1)
Cost of NGLs is equal to the cost of natural gas multiplied by a factor of six.

2)
Production cost includes transportation expense.

3)
Latin America does not include Talisman's investment in Equion, shown separately under "Equity Investments" in this table.

4)
Other refers to Algeria.

Supplemental US Oil and Gas Information

Certain reserves and other oil and gas information prepared in accordance with US standards is contained in the Company's annual report on Form 40-F for the fiscal year ended December 31, 2014 filed with the SEC.

Talisman has obtained an exemption from the Canadian securities regulatory authorities to permit it to provide the US style disclosure in addition to the disclosure mandated by NI 51-101.

The primary differences between the Canadian requirements and the US standards are that:

  a)
  NI 51-101 requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;

  b)
  NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserves categories, estimated using forecast prices and costs, before and after deducting future income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;

  c)
  NI 51-101 requires a one-year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require a three-year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types; and

  d)
  NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be cash flow positive on an undiscounted basis.

68       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

REPORT ON RESERVES DATA BY TALISMAN'S INTERNAL QUALIFIED RESERVES EVALUATOR

To the Board of Directors of Talisman Energy Inc. (the "Company"):

1.
The Company's staff and I have evaluated the Company's reserves data as at December 31, 2014 prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2014, estimated using forecast prices and costs, and includes estimates in relation to the Company's equity investees, Talisman Sinopec Energy UK Limited and Equion Energia Limited.

2.
The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

  We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with the principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2014:

Location of Reserves	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)

Canada	1,360.6

US	3,325.3

North Sea(1)	(78.9)

Southeast Asia	6,925.0

Latin America(1)	262.6

Other	628.4

Equity Investments	648.4

TOTAL COMPANY	13,071.4

1)
North Sea and Latin America do not include net present value of future net revenue attributable to Talisman's equity investments, shown separately under "Equity Investments" in this table.

5.
In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

6.
We have no responsibility to update our evaluation for events and circumstances occurring after its preparation date.

7.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Mark Ireland"

Mark Ireland
Internal Qualified Reserves Evaluator
Talisman Energy Inc.
Calgary, Alberta

March 3, 2015

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       69

REPORT OF MANAGEMENT AND DIRECTORS ON NI 51-101 RESERVES DATA AND OTHER INFORMATION

Management of Talisman Energy Inc. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2014, estimated using forecast prices and costs, prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") of the Canadian Securities Administrators.

The Company's reserves evaluation staff, including its Internal Qualified Reserves Evaluator who is an employee of the Company, have evaluated the Company's reserves data. The report of the Internal Qualified Reserves Evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has:

a)
reviewed the Company's procedures for providing information to the Internal Qualified Reserves Evaluator;

b)
met with the Internal Qualified Reserves Evaluator to determine whether any restrictions affected the ability of the Internal Qualified Reserves Evaluator to report without reservation; and

c)
reviewed the reserves data with management and the Internal Qualified Reserves Evaluator.

The Reserves Committee of the board of directors of the Company has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

a)
the content and filing with securities regulatory authorities of the reserves data and other oil and gas information prepared in accordance with the requirements of NI 51-101, contained in the Annual Information Form of the Company;

b)
the filing of Form 51-101F2, which is the report of the Internal Qualified Reserves Evaluator on the reserves data; and

c)
the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed)
Harold N. Kvisle President and Chief Executive Officer (signed) Paul Blakeley Executive Vice-President, Asia-Pacific (signed) Paul Warwick Executive Vice-President, Europe-Atlantic	(signed) Lisa A. Stewart Director (signed) Charles R. Williamson Director

March 3, 2015

70       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

SCHEDULE B – AUDIT COMMITTEE INFORMATION

Composition of Audit Committee

As at February 1, 2015, Talisman's Audit Committee consists of Donald J. Carty, Thomas W. Ebbern, Michael T. Waites (Chairman) and Charles M. Winograd. The Board of Directors has determined that all members of the Audit Committee are "independent" and "financially literate" as defined in National Instrument 52-110 ("NI 52-110") and "independent" within the meaning of sections 303A.02 and 303A.07 of the New York Stock Exchange ("NYSE") Listed Company Manual. In addition, in accordance with NYSE corporate governance listing standards, the Board of Directors has determined that Michael T. Waites is an audit committee financial expert.

NI 52-110 states that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer. A material relationship is a relationship which could, in the view of the issuer's Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

In addition, an individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

Education and Experience

The members of Talisman's Audit Committee have education and experience relevant to the performance of their responsibilities as Audit Committee members, which includes the following:

Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. (global computer systems and services company) from January 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines (airline transportation company). Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines (airline transportation company) from March 1985 to March 1987. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master's degree in Business Administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Thomas Ebbern has been Chief Financial Officer of North West Upgrading Inc. (bitumen refining company) since January 2012. He was formerly Managing Director, Investment Banking, of Macquarie Capital Markets Canada Ltd., a subsidiary of Macquarie Group Limited. Prior to that he was Managing Director of Tristone Capital Inc., an energy advisory firm that was acquired by Macquarie. He began his career as a geophysicist with Gulf Canada in 1982. Mr. Ebbern holds a Bachelor of Science degree in Geological Engineering from Queen's University and a Masters of Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Michael Waites was President and Chief Executive Officer of Finning International Inc. (heavy equipment dealer and service company) from 2008 to May 2013. Prior to that, Mr. Waites was Executive Vice President and Chief Financial Officer of Finning. He also served as a member of the Board of Directors of Finning for three years prior to his appointment as Executive Vice President and Chief Financial Officer. Prior to joining Finning in May 2006, Mr. Waites was Executive Vice President and Chief Financial Officer at Canadian Pacific Railway (railway and logistics company) since July 2000, and was also Chief Executive Officer U.S. Network of Canadian Pacific Railway. Previously, he was Vice President and Chief Financial Officer at Chevron Canada Resources (integrated oil and gas company). Mr. Waites holds a B.A. (Honours) in Economics from the University of Calgary, an MBA from Saint Mary's College of California, and a Masters of Arts, Graduate Studies in Economics, from the University of Calgary. He has also completed the Executive Program at The University of Michigan Business School.

Charles (Chuck) Winograd is Senior Managing Partner of Elm Park Credit Opportunities Fund (mid-market lending limited partnership). He is also President of Winograd Capital Inc. (external consulting and private investments firm). From 2001 to 2008, Mr. Winograd was Chief Executive Officer of RBC Capital Markets (investment bank). When RBC Dominion Securities (investment bank) acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields (privately owned investment dealer) until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. Mr. Winograd holds a Master of Business Administration degree from the University of Western Ontario and is a Chartered Financial Analyst (CFA).

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       71

Audit Fees and Pre-Approval of Audit Services

The following table presents fees for the audits of the Company's annual Consolidated Financial Statements for 2014 and 2013 and for other services provided by Ernst & Young LLP:

(C$)	2014	2013

Audit and Internal Controls Attestation Fees	5,274,251	5,262,014

Audit-Related Fees	733,730	544,807

Tax Fees	504,785	251,029

All Other Fees(1)	117,376	795

Total	6,630,142	6,058,645

1)
Consulting and annual subscription to online accounting database.

The audit-related fees are primarily for assistance in connection with the Company's prospectus filings, pension plan audits and attestation procedures related to cost certifications and government compliance. Tax fees are primarily for tax compliance and tax advisory services. The Audit Committee has concluded that the provision of tax services is compatible with maintaining Ernst & Young's independence.

Under the terms of reference of the Audit Committee, which follow, the Audit Committee is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit Committee is required to review and pre-approve all non-audit services, including tax services, the Company's external auditors are to perform.

During 2003, the Audit Committee implemented specific procedures regarding the pre-approval of services to be provided by the Company's external auditors. These procedures specify certain prohibited services that are not to be performed by the Company's external auditors. In addition, these procedures require that, at least annually, prior to the period in which the services are proposed to be provided, the Company's management, in conjunction with the Company's external auditors, prepares and submits to the Audit Committee a complete list of all proposed services and related fees to be provided to the Company by the Company's external auditors. Under the Audit Committee pre-approval procedures, for those non-audit services proposed to be provided by the Company's external auditors that have not been previously approved by the Audit Committee, the Audit Committee has delegated to the Chairman of the Audit Committee, and to management up to a fixed value, the authority to grant pre-approvals of such services. The decision to pre-approve a service covered under this procedure is presented to the full Audit Committee at the next scheduled meeting. At each of the Audit Committee's regular meetings, the Audit Committee is provided an update as to the status of services previously approved.

Pursuant to these procedures since their implementation in 2003, 100% of each of the services relating to fees reported as audit-related, tax and all other were pre-approved by the Audit Committee or its delegate, the Chair of the Audit Committee, or management within its delegated authority.

The full text of the terms of reference for Talisman's Audit Committee follows.

72       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

TERMS OF REFERENCE

Audit Committee

Mission Statement

The Audit Committee's mission is to assist the Board in fulfilling its obligations by overseeing and monitoring the Corporation's financial accounting and reporting process and the integrity of the Corporation's financial statements and its internal control over financial reporting and the external financial audit process. To fulfill this mission, the Audit Committee has received this mandate and has been delegated certain authorities that it may exercise on behalf of the Board.

Composition

At the first meeting of the Board of Directors of the Corporation after the election of Directors at the annual meeting of shareholders, the Board shall appoint an Audit Committee comprised of not less than three and not more than six Directors of the Corporation. Each member of the Audit Committee shall be independent (as required by applicable securities laws and stock exchange rules). At least one member of the Audit Committee shall be an audit committee financial expert and all members of the Audit Committee shall have an appropriate level of financial literacy as required under applicable stock exchange rules and securities laws and determined by the Board from time to time. The Board may replace or remove from the Audit Committee any member at any time.

The Chair of the Audit Committee shall be appointed by the Board at the meeting of the Board referred to above. The Chair shall preside as chair at each Committee meeting, lead Committee discussion on meeting agenda items and report to the Board, on behalf of the Committee, with respect to the proceedings of each Committee meeting. The Audit Committee shall designate a Secretary to the Audit Committee who may be a member of the Audit Committee or an officer or employee of the Corporation. The Secretary shall keep minutes and records of all meetings of the Audit Committee. In the event that either the Chair or the Secretary is absent from any meeting, the members present shall designate any Director present to act as Chair and shall designate any Director, officer or employee of the Corporation to act as Secretary.

Meetings

Meetings of the Audit Committee, including telephone conference meetings, shall be held at such time and place as the Chair of the Audit Committee may determine. Notice of meetings shall be given to each member not less than 24 hours before the time of the meeting, provided that meetings of the Audit Committee may be held without formal notice if all of the members are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be given verbally or delivered personally, given by mail, facsimile or other electronic communication and need not be accompanied by an agenda or any other material. The notice shall however specify the purpose or purposes for which the meeting is being held.

At the request of the auditor of the Corporation (the "Auditor"), the Chief Executive Officer, the Chief Financial Officer or a member of the Audit Committee, the Chair shall call and convene a meeting of the Audit Committee.

A majority of the members of the Audit Committee present shall constitute a quorum. No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present.

The Audit Committee shall meet at least quarterly.

Representatives of the Auditor and management of the Corporation shall have access to the Audit Committee each in the absence of the other.

The Auditor shall be notified of all meetings of the Audit Committee and, when appropriate, it may attend and be heard at any such meeting and shall attend if requested to do so by a member of the Audit Committee.

Any matter the Audit Committee does not unanimously approve will be referred to the Board for consideration.

No alteration to the roles and responsibilities of the Audit Committee shall be effective without the approval of the Board of Directors.

The Audit Committee shall review the adequacy of these Terms of Reference on an annual basis and recommend any changes it considers appropriate to the Governance and Nominating Committee, which shall in light of the Corporation's governance structure and framework recommend any changes it considers appropriate to the Board of Directors.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       73

Role and Responsibilities

A. Financial Statements and Other Financial Information

The Audit Committee shall oversee the Corporation's financial reporting process on behalf of the Board and report on the results of these activities to the Board including:

1.
review the Corporation's interim and annual financial statements and management's discussion and analysis of operations which accompanies such financial statements and, if determined to be satisfactory, in the case of the interim documents, approve them, and in the case of the annual documents, recommend them to the Board for approval;

2.
review the interim and annual earnings press release prior to their filing or publication;

3.
ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in items 1 and 2 above, and periodically assess the adequacy of those procedures;

4.
review the appropriateness of any report or opinion proposed to be rendered in connection with the year end consolidated financial statements;

5.
review the nature, substance and appropriateness of significant accruals, reserves and other estimates;

6.
review the appropriateness of impairment provisions;

7.
review with the Auditor and with the management of the Corporation and, if determined to be satisfactory, approve on behalf of the Board all financial statements included in a prospectus or other similar document; and

8.
review and assess regularly:

(a)
the quality and acceptability of accounting policies and financial reporting practices used by the Corporation;

(b)
any significant new or proposed changes in financial reporting and accounting policies, practices or standards that may affect or be adopted by the Corporation;

(c)
the key financial estimates and judgments of management that may be material to the financial reporting of the Corporation;

(d)
policies related to financial disclosure risk assessment and management;

(e)
responses by management to material information requests from government or regulatory authorities which may have an impact on the financial reporting of the Corporation; and

(f)
presentations given by management and the Auditor regarding the accounting treatment of large transactions.

9.
appoint and, where necessary, terminate auditors of the Corporation's pension plans, based on advice from the Pension Management Committee.

B. External Audit

The Auditor shall be ultimately accountable to the shareholders of the Corporation, who shall be represented by the Board of Directors and the Audit Committee in their dealings with the Auditor. The Audit Committee shall recommend to the Board the auditor that will be proposed at the annual shareholders' meeting for appointment as the Auditor for the ensuing year. The Auditor shall report directly to the Audit Committee, which shall be responsible for compensation and retention of the Auditor and oversight of the Auditor's work (including resolution of disagreements between management and the Auditor regarding financial reporting).

At least annually, the Audit Committee shall require that the Auditor provide a formal written statement describing: (i) the firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the Auditor and the Corporation (see also section D.1).

With respect to (iii) above and for more clarity, annually the Audit Committee shall obtain a written letter from the Auditor pursuant to the Independence Standards Board standard #1 disclosing all relationships between the Auditor and its related entities and the Corporation and its related entities, and confirming the Auditor's independence from the Corporation.

The Audit Committee shall not recommend to the Board that an auditor be appointed as the Auditor if the Corporation's Chief Executive Officer, Chief Financial Officer or Controller was employed by the auditor and participated in any capacity in the Corporation's audit during the one-year period preceding the date of the initiation of the Corporation's audit for which the Audit Committee is recommending the appointment. The Audit Committee shall review management's policies for hiring partners, employees and former partners and employees of the Auditor and former external auditor of the Corporation. The Audit Committee

74       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

further shall ensure the independence of the Auditor by reviewing, and discussing with the Board if necessary, any relationships that may adversely affect the independence of the Auditor.

The Audit Committee shall review the planning and results of external audit activities and the ongoing relationship with the Auditor. In this regard the Audit Committee shall:

1.
review and, if determined to be satisfactory, pre-approve the terms of the annual external audit engagement plan, including but not limited to the following:

(a)
engagement letter;

(b)
objectives and scope of the external audit work;

(c)
materiality limit;

(d)
areas of audit risk;

(e)
staffing;

(f)
timetable; and

(g)
proposed fees;

2.
annually, or as otherwise required by the Audit Committee, review a written report from the Auditor on the critical accounting policies of the Corporation;

3.
review and, if determined to be satisfactory, pre-approve all non-audit services, including tax services, the Auditor is to perform, and it shall consider the impact the provision of such services could have on the independence of the external audit work. The Audit Committee may delegate this authority to grant pre-approvals to one or more designated members of the Audit Committee, provided that such delegates present their decisions to pre-approve services to the full Audit Committee at each of its scheduled meetings. The Audit Committee shall not permit the Auditor to perform any non-audit service prohibited by law applicable to the Corporation;

4.
meet with the Auditor and management to discuss the Corporation's annual financial statements and the Auditor's report, the interim financial statements, and management's discussion and analysis relating to both the annual and interim financial statements. Meetings with the Auditor and management shall be held separately, periodically, as scheduled by the Audit Committee;

5.
review and advise the Board with respect to the conduct and reporting of the annual external audit, including but not limited to the following:

(a)
any audit problems or difficulties encountered, and management's response thereto, and any restriction imposed by management during the annual audit;

(b)
any significant accounting or financial reporting issue;

(c)
the Auditor's evaluation of the Corporation's system of internal controls and related procedures and documentation;

(d)
the post audit or management letter containing any of the Auditor's findings or recommendations, including management's response thereto and the subsequent follow-up to any identified control weaknesses; and

(e)
any other matters that the Auditor brings to the attention of the Audit Committee;

6.
prepare an Audit Committee report to be included in the Corporation's annual corporate governance disclosure; and

7.
fix the remuneration of the Auditor.

C. Internal Audit

The Audit Committee shall oversee the internal audit function of the Corporation and the relationship of the internal auditor with management. Periodically, the Audit Committee shall meet separately with each of the internal auditor and management. To this end, the Audit Committee shall:

1.
review and consider the appropriateness of the internal audit function and organizational framework, including approving the internal audit plan and resources;

2.
review and approve the internal audit charter;

3.
be involved in the appointment or removal of the internal auditor;

4.
support the independence of the internal audit function and the internal auditor; and

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       75

5.
review the findings of the internal auditor for purposes of considering the appropriateness of follow-up plans (see also section D.1.).

D. Internal Financial Control and Information Systems

The Audit Committee will review and obtain reasonable assurance that the internal financial control and information systems are operating effectively to produce accurate, appropriate and timely financial information. In this regard the Audit Committee will:

1.
obtain reasonable assurance by discussions with and reports from management, the internal auditor and the Auditor, that:

(a)
the information systems, security of information and disaster recovery plans are adequate and reliable; and

(b)
the internal control systems and procedures are properly designed and effectively implemented;

2.
review the appointment of the Chief Financial Officer prior to his or her appointment and the adequacy of accounting and finance resources, as required; and

3.
ensure that direct and open communication exists among the Audit Committee, the Auditor and the internal auditor.

E. Financial Risk Oversight

The Audit Committee shall discuss with management the Corporation's material financial risk exposures and review the steps management has taken to monitor, control, report and mitigate such risk to the Corporation.

F. Insurance

The Audit Committee shall review insurance coverage of significant business risks and uncertainties.

G. Subsidiaries

The Audit Committee shall receive a report on the Corporation's material Subsidiaries, as requested from time to time, concerning any material non-routine structures e.g. special purpose entities, off balance sheet items or partnership arrangements.

H. Tax

The Audit Committee shall receive regular reports from management on the status of tax filings including:

(a)
the status of accounts for withholdings from employees and remittances of source deductions, as well as any required remittances for sales taxes and excise duty;

(b)
confirmation that returns, withholdings and remittances have been made during relevant periods; and

(c)
if applicable, major associated issues.

I. Legal

The Audit Committee shall receive periodic reports from the General Counsel on legal matters affecting financial disclosure, including claims, potential claims and changes to legislation.

J. Investigations And Access To Management

The Audit Committee shall have the authority to direct and to supervise the investigation into any matter brought to its attention within the scope of its duties. It shall establish procedures for the receipt, retention and treatment of (i) complaints the Corporation may receive regarding accounting, internal accounting controls, or auditing matters, and (ii) confidential, anonymous submissions from Corporation employees expressing concern regarding questionable accounting or auditing matters.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties. The Audit Committee shall determine the appropriate amount of funding the Corporation shall provide for compensation of any such advisors.

In carrying out its responsibilities, the Audit Committee shall have access to such members of the Corporation's management as appropriate, including the persons having responsibility for:

1.
insurable risks, foreign currency and interest rate exposure and related derivatives;

2.
tax exposures and related reserves;

3.
systems security and system integrity recovery plans;

4.
compliance with domestic and international regulatory requirements (such as the Corruption of Foreign Public Officials Act and Foreign Corrupt Practices Act) and material legal exposures;

76       TALISMAN ENERGY ANNUAL INFORMATION FORM 2014

5.
plans and actions taken with respect to commodity price hedging;

6.
financial accounting; and

7.
internal audit.

The Audit Committee shall receive from management copies of any report or inquires of a material nature from regulators or government bodies which is relevant to the responsibilities of the Audit Committee set out in this mandate and of management's responses thereto.

K. General

The Audit Committee shall review corporate policies that are within the scope of the roles and responsibilities specified by these terms of reference prior to submission for approval by the Board; monitor compliance on a regular basis; and ensure these policies are periodically reviewed and kept current.

The Audit Committee shall perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law and stock exchange requirements.

In respect of matters within its purview under this mandate and delegation, the Audit Committee shall assist the Board in its oversight of the Corporation's compliance with legal and regulatory requirements.

The Audit Committee shall report to the Board at each regularly scheduled Board meeting next succeeding any Committee meeting.

The Audit Committee shall evaluate its own performance annually.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2014       77

TALISMAN ENERGY INC.

Suite 2000, 888 – 3rd Street SW
Calgary, Alberta, Canada T2P 5C5

P 403.237.1234  F 403.237.1902
 E tlm@talisman-energy.com

www.talisman-energy.com

QuickLinks

  Exhibit 99.5